UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(B) OR 12(G) OF
THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM ETHANOL, LLC

(Exact name of Registrant as specified in its charter)

South Dakota	20-3477343
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

300 North Broadway Avenue
Marion, South Dakota 57403
(Address of principal executive offices, including zip code)

(605) 648-3941
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Class A LLC Units

Class B LLC Units

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains statements which, to the extent that they do not recite historical fact, constitute “forward-looking statements”.  The words “believe,” “expect,” “estimate,” “may,” “will,” “could,” “plan” or “continue” and similar expressions are intended to identify forward-looking statements.  Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by us or on our behalf.  These risks and uncertainties include, but are not limited to:

•                  Risks related to the units;

•                  Risks related to future debt financing;

•                  Risks related to construction and development of the plant;

•                  Risks related to proposed operations;

•                  Government and regulatory risks;

•                  Risks related to tax issues in a limited liability company; and

•                  Other factors identified throughout this registration statement.

In addition, this registration statement contains industry data related to our business and the markets in which we operate.  This data includes projections that are based on a number of assumptions.  If these assumptions turn out to be incorrect, actual results could differ from the projections.

We caution you that forward-looking statements are only predictions and that actual events or results may differ materially.  In evaluating these statements, you should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by the forward-looking statements, including the factors that we discuss in the section entitled “Risk Factors.”

ii

ITEM 1.                        BUSINESS

In this registration statement, we use the terms “Millennium Ethanol,” “the Company,” “we,” “us” and “our” to refer to Millennium Ethanol, LLC and the term “FREMAR” to refer to FREMAR Farmers Cooperative, Inc.

Overview

Millennium Ethanol is a limited liability company organized under the laws of the state of South Dakota.  We are constructing a 100 million gallon per year (“mgy”) dry mill ethanol plant that will process corn into ethanol and distillers grains.  Full production at the plant is scheduled to begin approximately February 2008.

Description of the Project

General

We are building our ethanol plant near Marion, South Dakota.  The site of the plant is approximately 45 miles southwest of Sioux Falls, South Dakota.  We estimate that the total cost of the project, including construction of the ethanol plant and start-up costs, will be $154,755,000.  The ethanol plant will be a natural gas dry mill facility and will have approximately 50 employees after we commence operations.  The plant will grind approximately 36 million bushels of corn per year to produce approximately 100 million gallons of denatured fuel ethanol.  Our plant will also produce approximately 320,000 tons per year of distillers grains.  Site work began in June 2006 with full production at the plant scheduled to begin approximately February 2008.

Our plant will be located adjacent to an existing grain handling facility.  The grain handling facility is operated by FREMAR, LLC, a joint venture formed in 1998 between Archer Daniels Midland Company (“ADM”), who owns fifty percent (50%), and FREMAR who owns fifty percent (50%).  FREMAR is an equity holder in the Company and will be responsible for the development of our plant and the subsequent day-to-day operations of our plant.  FREMAR was founded in 1991 and currently has approximately 1,500 members, the majority of whom are corn farmers.

The Dry Mill Process

The ethanol plant will use a dry milling process.  This dry milling process transforms corn into fuel-grade ethanol as its main product and distillers grains as a co-product.  We plan to receive corn by rail and semi-trailer truck.  The corn will be weighed and stored in receiving facilities.  It will then be transported to a scalper to remove rocks and debris before it is conveyed to processing bins.  The corn will then be transported to a hammer-mill or grinder where it is ground into a mash and conveyed into a tank for processing.  We will add water, heat and enzymes to break the ground corn into a fine liquid.  This liquid will be heat sterilized and pumped to a tank where other enzymes are added to convert the starches into glucose sugars.  Next, the liquid is pumped into fermenters, where yeast is added, to begin the fermentation process, which generally takes about 50 to 60 hours.  The resulting “beer” is pumped to distillation columns, which divides the alcohol from the corn mash.  The alcohol is concentrated to 190 proof in the distillation columns and is then partially dehydrated.  The resulting 200 proof alcohol is blended with up to five percent denaturant (such as unleaded gasoline or natural gasoline) as it is pumped into storage tanks.

Meanwhile, corn mash from the distillation process is pumped into a centrifuge that separates the coarse grain from the solubles.  The solubles are then dried into a thick syrup.  The coarse grain that exits the centrifuge is then conveyed to dryers.  Syrup is added to the coarse grain as it enters the dryer, where moisture is removed.  This process produces distillers grains with various moisture levels, which can be used as animal feed.  The fermentation process will also produce carbon dioxide.  We do not intend to sell this carbon dioxide to a third-party processor, but instead we will emit the carbon dioxide into the air.

The Ethanol Plant

We expect that when completed the ethanol plant will have the following facilities:

Grain Receiving, Storage and Milling Equipment.

The ethanol plant will contain receiving facilities that will have the ability to receive corn by rail and truck.  Upon delivery, the corn will be weighed and a weight ticket issued.  The corn will then be moved through a scalper to remove rocks and debris before conveying the product to storage bins.  A dust collection system will be installed in the grain receiving system to limit particulate emissions.  We plan to build approximately 1,000,000 bushels of corn storage as part of the plant construction.  The corn will be removed from storage and processed through a hammer-mill or grinder.  The result of this process is ground corn.

Conversion and Liquefaction System, Fermentation System and Evaporation System.

Ground corn will be mixed with recycled process condensate water, alpha amylase and aqueous ammonia.  The mash is cooked with a proprietary, indirect contact, steam cooker and then continues through liquefaction tanks and into fermenters.  Simultaneously, yeast and a secondary enzyme will be added to the cooked mash as it is cooled and enters the fermenters.  After fermentation is complete, the liquid produced by the fermentation process is pumped to a large tank called a beerwell and then sent to the distillation column to separate the alcohol from the mash.

Distillation and Molecular Sieve.

The alcohol is distilled in three columns (the Beer Column, the Rectifier and the Side Stripper) and then dehydrated in the molecular sieve system.  The alcohol is then blended with denaturant as it is pumped into storage tanks.  The storage tanks will contain meters, filters, pumps and loading equipment for transfer to rail cars or trucks.

Liquid/Solid Separation System.

The ethanol plant will also produce distillers grains.  The resulting corn mash from the Beer Column will be piped to centrifuges and then to dryers, where moisture is removed.  The ethanol plant will utilize a dryer system with a thermal oxidizer and heat recovery steam generation.  After it is dried, the distillers grains will be conveyed to the filter receiver and then to a storage building.

Product Storage Area.

We expect to have storage tanks on site to store the ethanol we produce.  The plant will also contain a storage building to hold distillers grains until it is shipped to market.

General Plant Infrastructure and Utilities.

The plant will also consist of administration facilities, chillers, cooling towers and other processing equipment, some of which require fresh water to operate.  Boiler water is conditioned in regenerative softeners and/or other treatment equipment and pumped through a de-aerator and into a de-aerator tank.  Appropriate boiler chemicals are added and the preheated water is pumped into the boiler.  Steam energy will be provided by a heat recovery steam generator.  Process cooling will be provided by circulating cooling water through heat exchangers, a chiller and a cooling tower.  We expect the plant to also contain a compressed air system consisting of an air compressor, receiver tank, pre-filter and air dryer.  We expect that the plant design will also incorporate the use of a clean-in-place system for cooking, fermentation, distillation, evaporation, centrifuges and other systems.

The block flow diagram below illustrates how the ethanol plant will process corn into ethanol:

Source: Renewable Fuels Association

Business Strategy

Our objective is to be a low cost ethanol producer, source corn in a cost effective and efficient manner through our Company Manager (FREMAR), utilize a proven technology, and establish conservative risk management strategies.  Specific elements of our business strategy include:

•                  Plant Construction and Operations:  Fagen, Inc. (“Fagen”) is building the ethanol plant with “state-of-the-art” technology from ICM, Inc. (“ICM”).  ICM technology has been used in numerous ethanol plants in the United States.

•                  Corn Supply:  An abundant supply of corn, our principal raw material, is available locally.  South Dakota was the 6th largest corn producing state in the United States in 2005.  Our project will utilize approximately 35.6 million bushels of corn per year.  FREMAR, LLC will manage our corn origination arrangements.

•                  Product Marketing:  We plan to sell ethanol and distillers grains to local and national markets.  In particular, we intend to focus on Midwest markets and West Coast markets.  With respect to ethanol and distiller grains, we have entered into an agreement with ADM to distribute our ethanol and distillers grains.  We may also sell a portion of our distillers grains to local livestock operations.  The ethanol plant will have transportation infrastructure to deliver to various regions of the United States by truck and rail.

•                  Risk Management:  Our Company Manager, FREMAR, and our Chief Executive Officer (“CEO”), Steve Domm, themselves and through FREMAR’s affiliate FREMAR, LLC, collectively have extensive experience in the commodities markets and recognize that these markets have volatility that can impact our operations and cash flows.  We have established relationships with experienced marketers and service providers as part of our risk management plan.  We also plan to hire specialists to assist us in optimizing project cash flows while minimizing risks in the most efficient manner.

•                  Location of Project:  Our plant is being constructed on a site near Marion, South Dakota.  This site has numerous competitive strengths.  A significant amount of corn is produced annually in the nearby counties.  We have readily available access to interstate highways, which allows for cost effective delivery of products by truck.  We also have readily available access to rail service through the BNSF Railroad, which provides us access to markets in the upper Midwest and the West Coast, and other major markets throughout the United States.

Site Infrastructure and Improvements

We will need to make improvements to the site we chose for our ethanol plant and infrastructure in order to construct and operate the ethanol plant.

Rail Access

The Marion area site has rail access to the BNSF Railroad.  It is relatively level and at about the same elevation as the BNSF Railroad tracks.  There is adequate room for rail siding.  We will install a railroad switch and siding dedicated to outbound ethanol and distiller grains, with the potential for inbound corn.  We also have a contingency built into our railroad cost for potentially adding more spurs if needed in the future.  We estimate the cost of the railroad improvements to our site will be approximately $5,000,000.

Site Grading and Soil Analysis

FREMAR has hired site grading, site preparation, and construction management.

Plan of Operations Following Financial Closing

Full production at the plant is scheduled to begin approximately February 2008.  We expect that FREMAR, the Company Manager, will hire the remaining members of our management team approximately three months prior to our estimated date for plant start-up, with the remainder of our employees starting 30-60 days before plant start-up.  We expect that the plant management personnel that FREMAR hires will have demonstrated processing and/or manufacturing facility experience in their respective areas of responsibility.  In addition, we expect that on-site training and assistance before and during plant start-up will be provided by Fagen and ICM under our design-build contract.  In addition, we expect that under our design-build contract, Fagen will continue to provide us assistance for a period of six months after the date the ethanol plant achieves its specified performance criteria.  We have hired ADM to assist us in marketing and selling our ethanol and distillers grains.

Because of our close proximity to livestock operations, we intend to sell our distillers grains to local markets.  We will also develop and maintain a commodity risk-hedging program that will seek to manage our input commodity price risks and our output price risks.

Financing Plan

We anticipate that we will need a total of approximately $154,755,000 to construct our proposed ethanol plant and fund start-up operations.  We plan to use our existing capital to pay for site improvements, utility infrastructure costs and construction costs, and to finance organizational, financing and start-up costs, including our pre-production costs and our initial inventories of corn, chemicals, yeast, denaturant, and ethanol and distillers grains.

We expect to spend the majority of our funds on site acquisition, site preparation and development, design, engineering and construction of the ethanol plant, infrastructure, equipment and construction-related insurance and performance bonding.  These costs include leveling and grading the site, general site work to prepare for construction of the ethanol plant, preparing and pouring foundations, and material and labor to construct the plant and ancillary facilities.  We will also be purchasing and installing ethanol production equipment, such as pumps, grinders, processing equipment, storage tanks and conveyors.  We expect to be required to make monthly progress payments based on the work completed and invoiced to us by the design-builder.  We have budgeted plant start-up and working capital costs at plant start-up, consisting of spare parts, corn, chemicals, yeast, denaturant, ethanol and distillers grains inventory, and available working capital.

Estimated Sources of Funds

Senior debt	$65,000,000	*
Tax increment financing	$2,716,075
Subordinated debt	$16,652,923	**
Tax exempt bonds	$28,405,000
Line of credit	$1,936,002	***
Sale of membership units	$40,045,000

Total Estimated Sources of Funds	$154,755,000

Estimated Uses of Funds

Facility Costs:
Plant Construction Costs	$105,997,000
Land and Site Development Costs	$5,750,000
Rail Road	$5,000,000
Administrative building	$500,000
Office equipment	$100,000
Computers, software and network	$180,000
Construction insurance and performance bond	$600,000
Construction contingency	$2,256,132
Fire protection and water treatment	$5,950,000
Capitalized interest	$6,464,643
Rolling stock	$460,000
Startup Costs:
Financing costs	$4,482,663
Organization costs	$1,565,000
Cost of raising capital	$550,000
Pre production period costs	$850,000
Debt Service Reserves	$3,049,562
Inventory – working capital	$4,000,000
Inventory – corn	$3,000,000
Inventory – chemicals and ingredients	$500,000
Inventory – Ethanol	$2,500,000
Inventory – DDGS	$500,000
Spare parts – process equipment	$500,000

Total Estimated Uses of Funds	$154,755,000

*  The Company may draw up to a maximum of $90,000,000 on its senior debt.  If the Company utilizes the tax exempt bonds, it estimates that it will require approximately $65,000,000 of the $90,000,000 senior debt to meet its funding needs.

**The amount of $16,652,923 for the subordinated debt is composed of $14,000,000 of loan principal and $2,652,923 of accrued interest.  Accrued interest is being capitalized during the construction period, and is being added to the debt principal.  It is included in the table as both a Source of Funds and a Use of Funds (as part of “Capitalized interest”).

***The Company may draw up to a maximum of $7,000,000 on its line of credit. The Company estimates that it will require approximately $1,936,002 of the $7,000,000 line of credit to meet its funding needs.

Senior Debt

On June 22, 2006, the Company entered into a construction/term loan agreement with Dougherty Funding LLC, Minneapolis, Minnesota (“Dougherty”), which provides for a new construction term loan commitment of $90,000,000 to be used for the construction of the ethanol plant.  A portion of the construction loan commitment may be replaced by the proceeds of the tax exempt bonds and, therefore, the maximum amount to be disbursed under the construction loan may be reduced to approximately $65,000,000.  The senior debt is secured by substantially all of the assets of the Company.  Under the terms of the agreement, distributions to members, including tax distributions, cannot exceed 75% of pre-tax net income.  In addition, distributions cannot be made if the Company’s debt service coverage ratio, as defined, is less than 1.25x.  The Company is also restricted from incurring additional debt, and is limited to capital leases of $250,000 and operating leases with annual rents of $100,000.  The term of the senior construction loan commitment allows advances to be made through May 31, 2008.  The senior loan agreement provides a variable interest rate at LIBOR plus 4%.  During the construction phase, interest is due monthly.  During the term phase, payments will be based on monthly amortized payments of principal and interest sufficient to amortize the remaining unpaid principal balance to a maturity date of March 31, 2013.

The senior loan agreement provides that the lender will hold back from disbursement from the senior loan a $4,200,000 construction contingency reserve and a $6,900,000 interest reserve until drawn on under the agreement, or if not drawn will be deposited into the debt service cash reserve account.  A debt service cash reserve account will be set up based on 75% of Project Free Cash Flows as defined in the agreement up to an aggregate of $7,000,000 to be maintained with the lender.  Additionally, beginning the first month of the second year of the term phase of the loan, and monthly thereafter, the Company will be required to deposit $50,000 in an interest-bearing account for capital expenditures for the replacement of machinery and equipment.  As of  May 31, 2007, no amounts had been advanced on the construction term loan, and the Company was in compliance with all applicable terms, covenants and conditions thereof.  After all equity proceeds and subordinated debt and tax increment financing proceeds have been spent on Project costs, and the other conditions precedent to the initial advance are satisfied, including for example that there be no event of default, then construction loan advances may be used to pay Project costs.

Tax Increment Financing (TIF)

Turner County, South Dakota (the “County”), has issued its Tax Incremental Revenue Bonds, Series 2007 (the “Tax Increment Bonds”), in the original aggregate principal amount of $2,490,000, pursuant to an Indenture of Trust, dated as of March 1, 2007 (the “Tax Increment Indenture”), between the County and The First National Bank in Sioux Falls, Sioux Falls, South

Dakota (the “Tax Increment Trustee”).  The Tax Increment Bonds are limited obligations of the County, payable solely from the collections of tax increments received by the County from its Tax Incremental District #2, (the “District”) which have been irrevocably pledged to the payment thereof, and from certain other money held by the County.  The ethanol plant is located in the District and the availability of tax increment to pay the Tax Increment Bonds is dependent, in large part, upon the successful completion of the Project and its successful and continued operation.  The Tax Increment Bonds are not general obligations of the County, the State of South Dakota, or any other political subdivision of the State.

The proceeds derived by the County from the sale of the Tax Increment Bonds will be applied to the following purposes:  (i) to make a grant to the District to pay costs of land acquisition associated with the Project; (ii) to pay the costs of issuance of the Tax Increment Bonds; and (iii) to fund a debt service reserve fund to secure timely payment of the Tax Increment Bonds.  The Company has received the proceeds derived from the sale of the Tax Increment Bonds and approximately $1,900,000 will be available for the land acquisition grant.

Subordinated Debt

The subordinated convertible mezzanine loan (the “Mezzanine Loan”) was made to the Company by Farmers Energy Millennium, LLC (“Farmers Energy”), a wholly-owned-or-controlled subsidiary of Rex Radio and Television, Inc., an Ohio corporation that is traded on the NYSE under the symbol RSC (“Rex Radio”).  The following are the terms of the Mezzanine Loan:

Loan Amount:	$14,000,000
Loan Term:	Seven (7) years.
Interest Rate:	Fixed at 15.6% (1.3% monthly)
Repayment / Amortization:	P&I payable monthly over a 10 year amortization.
Conversion Rights:

Farmers Energy will retain the right to purchase up to 20,000,000 Class C Units at $0.90 per unit (or 21,176,470 Class C Units at $0.85 per unit if conversion is requested earlier by the Company) until the maturity date of the Mezzanine Loan. This constitutes all of the Class C Units. If Farmers Energy fully exercises its rights, the purchase price will be $18,000,000.

During the construction period, interest on the Mezzanine Loan will accrue and be added to the principal balance.  Accrued interest is estimated to total approximately $2,650,000 during the construction period.  Therefore, when the amortization period begins at the commencement of ethanol production, the principal balance of the Mezzanine Loan will total approximately $16,650,000.  The Company has the right to prepay the Mezzanine Loan down to a prepaid balance of $11,000,000, with a prepayment fee equal to six months interest on the prepaid amount.

The Mezzanine Loan is secured by a third mortgage and security interest on the Company’s property and payment is fully subordinated to the construction term loan, the tax exempt bonds, the letter of credit facility and the line of credit facility.  Under the terms of the construction term loan agreement, the proceeds of the Mezzanine Loan are required to be expended on Project costs prior to any disbursement of the proceeds of the construction term loan or the proceeds of the tax exempt bonds.  Farmers Energy has funded the Mezzanine Loan.

Tax Exempt Bonds

The company is contemplating replacing a portion of the construction term loan commitment with tax exempt bonds.  If such a transaction was entered into, the current terms would include the following:

The County would issue its Solid Waste Disposal Facility Revenue Bonds, Series 2007A (Millennium Ethanol, LLC Project) (the “Bonds”), in the anticipated original aggregate principal amount of $28,405,000.  The proceeds derived from the sale of the Bonds would be loaned to the Company pursuant to Loan Agreement to be entered into by the County and the Company, and would be applied by the Company to:  (i) finance the acquisition and installation of that portion of the Project constituting qualifying solid waste disposal facilities, as defined in the Internal Revenue Code of 1986, as amended, and used to process the solid waste generated by the Project, (ii) fund a debt service reserve fund in an initial approximate amount equal to $2,840,500, (iii) pay interest during construction in an amount equal to approximately eight (8) months of interest on the Bonds; and (iv) pay a portion of the costs of issuance of the Bonds.

The Bonds would be payable and secured on a parity basis with certain senior debt consisting of the $90,000,000 construction loan and the $7,000,000 revolving line of credit.  The respective rights of the various lenders, including the trustee acting for the benefit of the holders of the Bonds, would be governed by an Intercreditor Agreement.

Line of Credit

On June 29, 2006, the Company entered into a revolving credit and security agreement with Dougherty which provides for a revolving line of credit up to $7,000,000 to provide working capital for the operation of the Project.  The revolving credit facility was subsequently assigned and transferred by the original lender on January 15, 2007 to First Bank & Trust, a South Dakota state bank.  The revolving credit facility is secured by the Company’s accounts and inventory.  The revolving line of credit of $7,000,000 is limited to the amount calculated in the borrowing base report and expires May 28, 2009.  The revolving loan agreement provides a variable interest rate at LIBOR plus 4%.  There is a commitment fee of $140,000 and an unused line fee on the daily portion of the commitment at a rate of ¼ of 1 percent per quarter payable on the last day of each quarter.  As of May 31, 2006, no amounts had been advanced on the revolving loan.  The Company does not anticipate using the line of credit until closer to completion of the construction phase.

Sale of membership units (equity)

The Company raised its equity capital through the sale and issuance of its unregistered Class A membership units as follows:

1.             38,250,000 of its Class A units were sold and issued residents of the state of South Dakota for an aggregate purchase price of $38,045,000.  This offering closed on December 31, 2005 and was an intrastate offering exempt from registration under Section 3(a)(11) of the Securities Act of 1933.

2.             In addition, on November 20, 2006, eleven months after the previous transaction closed, the Company sold and issued 2,000,000 additional Class A units for an aggregate purchase price of $2,000,000 to a single investor in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

Key Service Providers

FREMAR Farmers Cooperative, Inc.

Management Agreement

We pay a management fee of $35,000 per month to FREMAR.  In addition, FREMAR owns Class B units, which comprise a 5% ownership interest in the Company.  FREMAR’s ownership interest in 1,000,000 Class B units also includes the right to appoint two (2) Managers to our board.  We also agreed to reimburse FREMAR for all out-of-pocket expenses it incurs in connection with its performance of consulting services under the agreement.

In general, as Company Manager, FREMAR has the responsibility and authority to:

•                  Implement the decisions of our Board of Managers;

•                  Conduct and manage the day-to-day operations of our business, including hiring and removing officers, employees and consultants, executing contracts on our behalf and making capital expenditures, tax and insurance decisions;

•                  Oversee our risk management and the sale of our finished products and the procurement of inputs to the production process;

•                  Execute all agreements, contracts, documents, certifications and instruments of any kind or character that the Company Manager deems necessary or appropriate in connection with the management of our business and operation of the ethanol plant;

•                  Make personnel decisions, including the hiring and removal of officers and managers to operate the ethanol plant and manage our business;

•                  Oversee and manage all accounting, payroll, purchasing, cash management, financial planning, budgeting, auditing, tax and other books and records; and

•                  Collect customer payments and other cash receipts, invest excess cash, disburse cash and make other payments.

FREMAR’s services to us may be conducted with FREMAR’s employees.  FREMAR will be reimbursed for the services of its employees, but FREMAR will be responsible for all compensation to our CEO.

The initial term of the management agreement is seven (7) years from September 1, 2005.  The agreement is automatically renewed for successive three (3) year periods, provided that the agreement may be terminated by either party upon 180-day written notice prior to the beginning of any such renewal period.

Prior to the end of the initial term, we may, upon the affirmative vote of two-thirds of the managers on our Board of Managers (other than those appointed by FREMAR) terminate the management agreement with FREMAR and FREMAR’s position as Company Manager “for cause.”  Cause is defined as:

•                  Intentional failure to comply with applicable laws or regulations or unethical conduct that harms the performance or financial results of the Company;

•                  FREMAR’s breach of a material term of the agreement;

•                  Acts or conduct by FREMAR which is willful, wanton, intentional, or knowing misconduct, or which constitutes self dealing and/or gives right to improper profit on the part of FREMAR in breach of a fiduciary duty or duty of loyalty that FREMAR owes to the Company under the agreement;

•                  Substandard performance of FREMAR as Company Manager for two consecutive years after notification after the first year of substandard performance; and

•                  A change of control or dissolution of FREMAR.

Fagen, Inc.

We have entered into a fixed-price engineering, procurement, and construction contract (“EPC Contract”) with Fagen in connection with the design, construction and operation of our plant under which Fagan will construct the plant for a fixed price of $105,997,000 (which has been reduced to $105,782,000 as of March 31, 2007 through signed change orders).  Fagen is acting as the builder and general contractor of our plant under the EPC Contract and is using process technology of ICM.  Fagen has designed and is in the process of building our plant.  Full production at the plant is scheduled to begin approximately February 2008.

Fagen is a privately owned, heavy industrial, non-union design-builder based in Granite Falls, Minnesota.  Roland “Ron” Fagen is Chief Executive Officer and President of Fagen.  Fagen possesses extensive experience in the area of heavy industrial projects, particularly agricultural based facilities.  Fagen prefers to self-perform work, and has up to 1,000 craft people on its payroll.  In addition, with the formation of Fagen Engineering, Fagen is able to be the single source of all projects needs from design through start-up.  The expertise of Fagen in integrating process and facility design into a construction and operationally efficient facility is very important.  In particular, Fagen has been the design-builder on numerous ethanol projects, currently is engaged as the design-builder on a number of additional ethanol projects and has performed significant work in many of the ethanol plants in the United States.  In many instances, Fagen has been asked to return to the plant as the maintenance contractor or follow-up construction company for major expansions.

ICM, Inc.

ICM is a full-service engineering, manufacturing and merchandising operation.  ICM is based near Wichita, Kansas and has 55,000 square feet of manufacturing and office space.  Engineering operations consist of consulting, design by professional engineers, procurement and project management, as well as manufacturing engineering for our distillers grains dryer and ICM/Phoenix Bio-Methanator wastewater treatment product lines.

Key personnel of ICM have over 60 years of combined dry and wet mill operation and design experience.  This operations experience combined with research, design, and construction of ethanol plants since the late 1970s makes ICM one of the most experienced ethanol design firms in the nation.  Since 1995, ICM has developed a successful new design for distillers grains dryers.  ICM also entered into a partnership with Phoenix Bio-Systems to create the ICM/Phoenix Bio-Methanator, a high-rate treatment system for organics in wastewater.  The Methanator, combined with ICM’s ethanol plant design, results in a true zero process water discharge ethanol plant.  ICM is also playing a key role in integrating coal into the fuel ethanol production design.

We have entered into an agreement with ICM pursuant to which we license from ICM certain proprietary technology and information related to the operating systems and procedures for the plant. The license is perpetual so long as we do not violate its terms by, among other actions, using the technology for any other purpose that operating the plant. The fees to be paid ICM for the license are paid by Fagan as part of its services to us  pursuant to our fixed-price EPC Contract with Fagen.

Archer Daniels Midland Company

We have entered into agreements with ADM to purchase the ethanol and dried distillers grains that we produce.  ADM is one of the largest agricultural processors in the world and is the largest fuel ethanol producer and marketer in the United States.

ADM currently owns seven (7) ethanol plants that produce approximately 1.1 billion gallons annually.  According to the Renewable Fuels Association, this production currently represents approximately nineteen percent (19%) of the United States ethanol market.  In addition to marketing their own ethanol and distillers grains production, ADM has been contracting with independent, third-party ethanol producers to market their ethanol and distillers grains production as well.  ADM has a nationwide network of railcars, trucks, barges, and storage facilities.  The Company believes that this infrastructure and the fact that ADM is the largest marketer of ethanol will provide the Company with the efficient and effective means for marketing its products.

John Stewart & Associates

John Stewart & Associates (“JS&A”) is an introducing broker clearing through Iowa Grain Company in Chicago.  In the context of our business, an introducing broker is an intermediary agent that clears trades in grain futures, options, and swaps with a member (such as the Iowa Grain Company) of a commodities market (such as the Chicago Board of Trade) on behalf of holders of commodities forward contracts such as us.  JS&A was founded in 1976 and is headquartered in Albuquerque, New Mexico.  JS&A has branches located in:  San Antonio, Texas; Roseville, Minnesota; Albuquerque, New Mexico; Fort Wayne, Indiana; Allendale, Michigan; Frankfort, Indiana; Hamilton, Michigan; Tucson, Arizona; Saint Joseph, Missouri; Oakes, North Dakota; Champaign, Illinois; and Washington, DC.  JS&A clears futures and options transactions for a wide variety of grain elevator companies, ethanol and food processors, feed manufacturers, livestock feeders, and merchandisers throughout the United States.  Producer services are handled in select branch offices.

JS&A handles futures for hedge accounts and offers consulting and risk management to companies who trade in the cash grain markets.  JS&A offers a unique combination of merchandising skills and asset management skills.  It publishes the newsletter Market Views and distributes, via fax and email, a daily comment on the grain markets to commercial clients.  These publications are augmented by daily telephone contact by grain specialists who advise clients on strategies using futures to hedge price risk.  Region specific producer marketing and hedging is offered by select branch offices.

We have entered into a contract with JS&A pursuant to which JS&A will assist us in maintaining a supply of grain for our operations while insulating us as much as possible from wide fluctuations in grain prices. To this end, JS&A will assist us to develop and implement a forward contracting hedging strategy pursuant to which we will commit to purchase grain at a range of prices in the future. JS&A will implement the strategy on our behalf by arranging for the execution of trades in futures, options, and swaps. We will pay $2,500 per month plus $15 per contract to JS&A for such services for one year from April 4, 2006 and thereafter on a month-to-month basis.

JS&A is associated with The Proexporter Network which provides research and historical data in grain and fertilizer.

Scofield and Associates.

We have retained Scofield & Associates, LLC as our financial advisor.  Scofield & Associates, LLC is a financial consulting firm dedicated to delivering a diverse set of financial and other business advisory resources to clients throughout the United States.  The firm’s mission is to help client-companies maximize potential profitability through use of conventional and non-traditional financing.  Scofield & Associates, LLC, was founded in 1998.  The firm is headquartered in Wentworth, South Dakota, with associate offices in New York, New York and Minneapolis, Minnesota.

Environmental and Other Regulatory Matters

We are required to obtain various environmental, construction, and operating permits from governmental bodies with jurisdiction over our plant.  Fagen was responsible for the construction permit which has been obtained.  We will be responsible for obtaining all other permits with respect to the plant.  If there are delays in the issuance of environmental and other regulatory permits there may be delays in the commencement of operations at the plant.

Certain permits and filings were required prior to commencing plant construction.  We received approval of and have made the required filings for an Air Construction permit, a Stormwater Notice of Intent, a Stormwater Pollution Prevention Plan, a State Historical Society Research permit, and an Endangered Species Research permit.  We received approval for the construction of an Above Ground Storage Tank general permit.  However, we are required to notify the South Dakota Department of Environment and Natural Resources upon completion of the tank.  The Army Corps of Engineers approved our plan under the Section 404 Wetlands permit.  Finally, we were required to make a New Source Performance Standards (“NSPS”) notification 15 days after construction started.  Such a notification was made.

We must obtain certain permits prior to the commencement of plant operations.  We are in the process of obtaining a Water Discharge permit.  This permit must be obtained 180 days prior to commencing operations.  We received approval for a Hydrostatic Testing Water Discharge permit.  We also received approval for our Industrial Operations Stormwater Pollution Prevention permit and an Industrial Operations Stormwater Pollution Prevention permit.  We do not have possession of the latter permit, but expect to be in possession of it by November 1, 2007.  Finally, we require a Facility Response plan.  Its expected completion date is November 5, 2007.

Among the permits required to be obtained prior to commencing operations are permits that ICM is responsible for obtaining.  ICM is responsible for developing the plans and securing the permits for the items described in this paragraph.  A Risk Management plan must be submitted prior to storing ammonia and denaturant on site.  We expect that this plan will be completed by November 5, 2007.  A Spill Prevention Controls and Countermeasures plan must be completed and on-site prior to commencing operations.  We expect that this plan will be completed by November 5, 2007 as well.  A permit from the Alcohol, Tobacco Tax and Trade Bureau must be submitted approximately three months prior to commencing operations.  We expect to receive this permit October 1, 2007.  A Site Security plan must be completed and on-site prior to commencing operations.  The estimated completion date for this plan is November 5, 2007.  A NSPS notification was required 15 days after construction started and 30 days prior to commencement of operations.  We anticipate the latter notification occurring no later than November 7, 2007.  Finally, ICM will assist the Company in obtaining DOT registration and FDA registration prior to the time we commence plant operations.

After we commence plant operations we will be subject to reporting requirements.  First we will be required to make a NSPS notification 15 days after commencing operations.  We will be required to inform local emergency officials of the potentially hazardous/toxic substances contained on-site through Tier-2 reporting.  This must be done 90 days after beginning operations and then annually.  ICM is contracted to perform this work.  We must also create an Operations Monitoring plan.  ICM is contracted to perform this work as well.  Ongoing permitting requirements may include an Annual Emission Inventory.  We are in the process of determining whether such an Annual Emission Inventory is required.  We will be required to submit a Toxic Release Inventory on an annual basis.  ICM is responsible for producing the Toxic Release Inventory.

Fagen was responsible for and has obtained the necessary construction permits.

Employees and Operations

Upon completion of the ethanol plant, we expect to have approximately 50 employees, of which approximately 44 will be in ethanol production, and 6 in general management and administration.  We have hired a plant manager and a risk manager.  We will not maintain an internal sales organization, but will instead rely upon third-party buyers and distributors to buy or distribute the ethanol and distillers grains that we produce.  Accordingly, our principal operations will be the general management of our business and the operation of the ethanol plant.  The successful operation of our plant will depend in part upon its ability to attract and retain qualified managers, administrators, and other employees.  Our plant is located in a rural area with a low unemployment rate (3.9 percent in 2005 according to the Bureau of Economic Analysis, United States Census Bureau).  There is no assurance that the Company will be able to attract and retain qualified employees at wage and benefit levels that were assumed by the Company in its projections of the operational costs of our plant.

Sales and Marketing

We have hired ADM to sell our ethanol and distillers grains.  However, because of the number of local feedlots and livestock operations, we plan to sell a portion of our distillers grains locally, either as distillers dried grains or distillers modified wet grains.

Ethanol

We have engaged ADM to market 100% of our ethanol.  We believe that this strategy not only eliminates the need to develop our own internal sales organization, but also provides us access to markets that we would otherwise not be able to penetrate on our own.  ADM has access to numerous markets because it manages large quantities of ethanol and can provide flexibility to meet varying customer needs.  We believe that having a diverse customer base through ADM will provide us better flexibility to respond to negative localized market fluctuations.  However, we will seek to deliver as much product as possible to local markets, which would help minimize our freight costs.

In addition, ADM offers a variety of services and infrastructure that would be expensive and inefficient for us to implement on our own.  For example, ADM also provides scheduling, transportation logistics, permits, invoicing, account collection and payment services.  We believe it is more cost effective for us to contract for these services from ADM rather than developing and funding in house expertise to handle these matters.

The market segments for our ethanol depends in part on the buyers and marketers we work with and their size and geographic reach.  These customers vary in terms of where they distribute the ethanol and the transportation methods and costs associated with delivering the ethanol to their facilities.  We believe that our ethanol will be sold into regional markets in the Midwest and into national markets.  Unless rail is an option, ethanol sold in local and regional markets will typically be shipped by truck.  Ethanol sold into national markets will be shipped via rail.

To help meet the challenges of marketing our ethanol into the various market segments, the ethanol plant will be designed with truck and rail facilities.  The use of rail will enable us to quickly and cost effectively move large quantities of ethanol into various markets, which we hope will allow us to capitalize on markets with the best prices.

Distillers Grains

The market for distillers grains generally consists of local markets for distillers dried grains and distillers modified wet grains and national markets for distillers dried grains.  The bulk of the current demand for distillers dried grain come from geographic regions without significant local corn or ethanol production, such as the Southwest and West coast regions of the United States.  Our market strategy includes shipping a substantial amount of our distillers grains as distillers dried grains to these markets by rail.  This would help us to minimize freight costs, as the transportation costs are much higher for distillers modified wet grains than distillers dry grains due to increased weight.

We expect that most of the distillers grains that we sell will be in the form of dried distillers grains with solubles (“DDGS”).  If all of our distillers grains are marketed in the form of DDGS, we expect that our ethanol plant will produce approximately 320,000 tons of distillers grains annually.  We have hired ADM to market our distillers grains.  As acceptance of DDGS grows in the feed industry, we believe we will benefit from utilizing marketers that handle several different feeds in national and international markets.  Feed is typically sold based on energy value.  A marketer, such as ADM, that handles comparative feeds can identify and move specific feed to target areas, which may help us realize better pricing.

In addition, we believe that the abundant number of livestock operations (primarily cattle and hogs) in the area surrounding the ethanol plant create an opportunity for ADM to market our distillers grains locally, either as distillers dried grains or distillers wet grains.  This may allow us to realize reduced drying costs and save on transportation costs.

Inputs and Procurement Plan

Corn

We anticipate that we will need to procure approximately 35.6 million bushels per year for our ethanol plant.  FREMAR unitholders are not obligated to deliver corn to FREMAR, LLC or to us.  We expect to pay market price for our corn.  We will purchase corn through FREMAR, LLC who intends to source corn from area producers and grain handlers.  The price and availability of corn is subject to significant fluctuation depending upon a number of factors that affect commodity prices generally.  These include, among others, crop conditions, crop production, weather, government programs and export demands.

Corn Supply

Corn generally represents approximately 60% to 62% of the cost of producing ethanol.  For our project, we believe our feedstock area will be within about a 50-mile radius of Marion, South Dakota.  We believe that the areas will be able to provide us a significant amount of the corn we need for our proposed ethanol plant.  The counties generally comprising of this area are Bon Homme, Clay, Davison, Hanson, Hutchinson, McCook, Minnehaha, Turner and Yankton.

Corn Prices

The average corn prices in South Dakota as compared to the United States as a whole over the past ten years (1995 to 2004) are shown in the table below.  However, corn prices change constantly, and could increase significantly.  Because there appears to be little correlation between the price of ethanol and the price of corn (which we estimate represents approximately 60% to 62% of the cost of production), any significant increase in the price of corn would adversely affect our profitability and financial condition.

Ten-Year Corn Prices for South Dakota and United States

Year	SD	U.S.
	($/Bushel)	($/Bushel)
1995	3.23	3.24
1996	2.31	2.71
1997	2.15	2.43
1998	1.61	1.94
1999	1.54	1.82
2000	1.61	1.85
2001	1.75	1.97
2002	2.17	2.32
2003	2.28	2.42
2004	1.65	1.95
Average	2.03	2.27

Hedging

Due to fluctuations in the price of corn, we plan to develop a hedging strategy to minimize our commodity risk.  Hedging is a means of protecting the price that we will buy corn in the future.  In a hedging transaction, we will purchase futures contracts that lock in the amount and price of corn that we will purchase at a future date.  Whether our hedging activities are successful depends upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Although we will attempt to link hedging activities to sales plans and pricing activities, hedging activities can result in significant costs, especially if we cannot use all of the corn subject to our futures contracts.  We have hired JS&A to assist us with hedging transactions and risk management.  We will also build storage facilities for the storage of up to 1,000,000 bushels of corn.

Transportation and Delivery

Our sites are located near the BNSF Railroad main line rail system.  We have an agreement with the BNSF Railroad for the transportation and delivery services that we need.

Utilities

The production of ethanol is a very energy intensive process that requires significant amounts of water, electricity and natural gas.  We currently have agreements for the utilities that we need to operate the ethanol plant subject to certain regulatory approvals.  If there is any interruption in our supply of energy, such as due to insufficient supply, delivery or mechanical problems, we may be forced to halt production.  Halting production for any extended period of time will harm our business.

Water

We will require a significant supply of fresh water everyday to maintain consistent operation of our proposed ethanol plant.  We have an agreement in place to purchase our water from the TM Rural Water District.

Natural Gas

The ethanol plant will require a significant and uninterrupted supply of natural gas for its operations.  We are in the process of negotiating an agreement with a natural gas supplier to provide us the natural gas that we need.

Natural gas prices have historically fluctuated dramatically.  Because we require a significant amount of natural gas, the price of natural gas may have a significant impact on our profitability.  We estimate that natural gas will account for approximately 10% to 15% of our total production costs.  The average industrial natural gas price in South Dakota for the five-year period of 2000 to 2004 was $5.35 per million British Thermal Units (“BTU”).  However, recent prices have increased significantly and we expect our cost of natural gas in our first year of production to be over $6.50 per million BTUs and costs may exceed that amount significantly.

Electricity

The ethanol plant will also require a continuous supply of electricity.  We have an agreement with a service provider for the electrical services that we need, but expect that the local utility service will be sufficient to meet our needs.  We are also considering incorporating backup electrical generators into the ethanol plant for emergency situations.  The price of electricity, as with any commodity, is highly volatile and could increase significantly as it has in the past.

Other Input Costs

Other production inputs include chemicals, yeast, enzymes and water.  In total, we estimate that these costs will account for approximately 6% of our input costs.  Of these, chemicals and enzymes are the largest components.

Competition

We expect to be in direct competition with producers of ethanol and other alternative fuel additives.  Many of these producers have significantly greater resources than we do.  We also expect the number of competitors to increase.  Twelve ethanol plants in South Dakota currently have a combined production capacity of at least 532 mgy.  Our plant will have other ethanol plants surrounding it.  The development of other ethanol plants, particularly those in close proximity to our ethanol plant, will increase the supply of ethanol and may result in lower local ethanol and distillers grains prices and higher costs for supplies of corn.

We will be in direct competition with numerous other ethanol plants that produce the same products that we do.  We plan to compete with other ethanol producers on the basis of price of ethanol and delivery service.  Our ethanol plant is expected to produce at least 100 million gallons of ethanol annually.  We believe that this volume will give us certain procurement and production efficiencies over smaller competitors.  In addition, with the amount of livestock in the area, we believe we can sell a portion of our distillers grains to local markets in the form of distillers dried grains and distillers wet grains.  We believe that the close proximity of these markets will allow us to save on transportation and delivery costs.  We believe that these advantages will allow us, if necessary, to sell some or all of our products at lower prices because of efficiencies arising from the ethanol plant and our anticipated production volume, and the close proximity of the plant to existing corn supplies and ethanol and distillers grains markets.

According to the Renewable Fuels Association, as of April 16, 2007, 116 U.S. ethanol plants have the capacity to produce approximately 5.860 billion gallons of ethanol annually, with an additional approximately 6.228 billion gallons under construction or expansion.  A majority of the ethanol plants are located in the Midwest, in the corn-producing states of Illinois, Iowa, Nebraska, Minnesota and South Dakota.  The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland, Aventine Renewable Energy, Inc., Cargill, Inc., Hawkeye Renewables, New Energy Corp. and VeraSun Energy Corporation, all of which are currently capable of producing more ethanol than the Company expects to produce.  In addition, Poet, LLC has ownership interests and management and marketing contracts with several plants in South Dakota and the Midwest.  In total, there are a number of other producers that are of a similar or greater size as our proposed ethanol plant, many of which may have substantially greater financial and other resources than we do.

Regional and Local Producers

We expect to be in direct competition with other ethanol producers in close proximity to our proposed ethanol plant.  These competitors will compete with us for, among other things, corn and personnel.  Because of their close proximity, these competitors may also be more likely to sell to the same markets that we intend to target for our ethanol and distillers grains.  From a geographic standpoint, our closest competitors in South Dakota are Dakota Ethanol, LLC’s plant in Wentworth (current capacity: 50 mgy), Great Plains Ethanol, LLC’s plant in Chancellor (50 mgy), Poet, LLC’s plant in Scotland (11 mgy) and Prairie Ethanol, LLC’s plant in Loomis (60 mgy).  A more extensive table identifying United States ethanol producers, their location and production capacities starts on page 22 below.

Ownership; Proposed Merger

We are a South Dakota limited liability company.  FREMAR owns a five percent (5%) interest in the Company (all Class B units) and is the Company’s manager.  The Class A unitholders of the Company currently own a ninety-five percent (95%) interest in the Company.

Certain debt of the Company is convertible into equity interests in the Company.  Assuming that the holders of this debt elect to convert their debt into equity interests in the Company, FREMAR will continue to own five percent (5%) of the Company.  The ownership of the Class A unitholders will be reduced to sixty-eight percent (68%) and a new Class C unitholder will own twenty-seven percent (27%) of the Company.  Convertible debt has been provided by Farmers Energy (in the form of $14.0 million of subordinated mezzanine debt).  Farmers Energy also has the right to contribute up to four million dollars to the Company in exchange for additional ownership.  If Farmers Energy exercises its right to contribute four million dollars to the Company and converts its debt into equity it will own 32.6 percent of the Company.  Existing Class A unitholders’ ownership will be reduced to 62.4 percent of the Company.

In addition, the Company may formally request Farmers Energy to convert its debt into an equity interest in the Company. If the Company makes such a request and Farmers Energy accepts it then Farmers Energy will receive a more favorable rate of conversion than it would have if it had decided to convert its debt into equity without a request from the Company to do so. If Farmers Energy receives and accepts a formal request from the Company to convert its debt into equity in the Company and exercises its right to contribute four million dollars to the Company then Farmers Energy would own 33.92 percent of the Company. Existing Class A unitholders’ interests would be reduced to 61.08 percent of the Company.

On May 31, 2007, we entered into a merger agreement (the “Merger Agreement”) with US BioEnergy Corporation, a South Dakota corporation (“US BioEnergy”) pursuant to which US BioEnergy would acquire us (the “Acquisition”) in a transaction valued at approximately $225 million to $230 million. In the transaction, US BioEnergy would pay approximately $135 million to our members in US BioEnergy common stock, cash, or any combination thereof at US BioEnergy’s election.  USBioEnergy would also assume our debt incurred for plant construction.  The consummation of the Acquisition is subject to a number of conditions, including the approval of the Acquisition by our members, the effectiveness of a Form S-4 registration statement to be filed by US BioEnergy in connection with the Acquisition and receipt of third party and regulatory consents approvals. The Merger Agreement contains customary representations, warranties and covenants by US BioEnergy and by us. The Merger Agreement is filed as an exhibit to this registration statement.

Industry Overview

Ethanol

Ethanol is ethyl alcohol, a fuel component made primarily from corn and various other grains (and other plant sources containing starch and sugar), which can be used as:  (i) an octane enhancer in fuels; (ii) an oxygenated fuel additive that can reduce ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum based gasoline substitute.

Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products.  The implementation of the federal Clean Air Act has made ethanol an important domestic renewable fuel additive.  The principal purchasers of ethanol are generally wholesale gasoline distributors or blenders.

Ethanol is produced from starch or sugar-based feed products such as corn, potatoes, wheat and sorghum, as well as from agricultural waste products including sugar, rice, straw, cheese whey, beverage wastes and forestry and paper wastes.  Historically, corn has been the primary source because of its relatively low cost, wide availability and ability to produce large quantities of carbohydrates that convert into glucose more easily than other products.  Today, approximately ninety percent (90%) of the ethanol produced in the United States is produced from corn.

Ethanol has been utilized as a fuel additive since the late 1970s when its value as a product extender for gasoline was discovered during the OPEC oil embargo crisis.  In the 1980s, the widespread use of ethanol as an octane enhancer began replacing other environmentally harmful components in gasoline such as lead and benzene.

Ethanol’s use as an oxygenate continued to increase with the passage of the Clean Air Act Amendments of 1990, which required the addition of oxygenates to gasoline in the nation’s most polluted areas.  Ethanol contains approximately thirty-five (35%) oxygen and when combined with gasoline, it acts as an oxygenate that increases the percentage of oxygen in gasoline.  As a result, the gasoline burns cleaner and releases less carbon monoxide and other exhaust emissions into the atmosphere.  Although not all scientists agree about the existence or extent of environmental benefits associated with its use, the use of ethanol is commonly viewed as a way to improve the quality of automobile emissions.

Ethanol has achieved new status as a gasoline substitute with the development of flex fuel vehicles that are capable of utilizing an eighty-five percent (85%) ethanol blend (“E85”).  Ford, General Motors, and Chrysler have marketed over 500,000 flex-fuel vehicles annually in the past ten (10) years.  According to the United States Department of Energy, E85 has 94,190 BTU’s per gallon compared to 120,830 BTU’s per gallon in E10.  Although the lower BTU’s in the E85 compared to the E10 blend results in a decrease in gas mileage per gallon, the current lower price of ethanol compared to gasoline allows ethanol to compete as a gasoline substitute.

Distillers Grains

The principal co-product of the ethanol production process is distillers grains, a high protein, high-energy animal feed ingredient.  Research has shown that distillers grains is a good source of protein, vitamins, iron, fiber, and other key nutrients that are important to promoting animal growth and health.  The protein content of distillers grains averages 27-30 percent and the fat content averages 8-9 percent.  Distillers grains is highly digestible and can be mixed with other products to enhance the nutritional properties of the feed product.  Distillers grains has a “by-pass” protein, which means that it bypasses the rumen of cattle and is broken down in the small intestines for more efficient and faster utilization than other protein supplements such as cottonseed meal and soybean meal.  According to a 1986 study by the University of Nebraska reported in “Nebraska Cooperative Extension Study MP51 — Distillers Grains,” bypass proteins are more digestible to the animal, thus generating greater lactation in milk cows and greater weight gain in beef cattle.

Dry mill ethanol processing creates three primary forms of distillers grains:  (i) distillers wet grains; (ii) distillers modified wet grains; and (iii) DDGS.  Distillers wet grains are processed corn mash that contains a substantial amount of moisture.  It has a shelf life of approximately three days and can be sold only to feeders of beef animals within the immediate vicinity of the ethanol plant.  Distillers modified wet grains is similar to distillers wet grains except that it has been partially dried and contains less moisture.  Distillers modified wet grains has a shelf life of fourteen days, contains less water to transport, is more easily adaptable to some feeding systems, and can be potentially sold to regional markets for both beef and dairy animals.  DDGS is corn mash that has been dried to approximately 10% moisture.  It has an almost indefinite shelf life and may be sold and shipped to any market and to almost all types of livestock.

Carbon Dioxide

A by-product of the ethanol production process is raw carbon dioxide.  Raw carbon dioxide can be processed and used in various food and non-food related applications, such as beverage and dry ice production, pharmaceutical manufacturing, shrink-fitting, and cryogenic blasting.  Carbon dioxide is principally used as expendable refrigerants and is commonly used in food processing facilities such as slaughterhouse operations, frozen food storage, and as supplemental cooling for refrigerated products.

Carbon dioxide (“CO2”) is easily captured from ethanol plants but must be processed further for commercial use.  Typically, a CO2 processing company will construct a processing facility next to the ethanol plant.  The raw CO2 is then piped to the processing facility for finishing.  In order for the processing facility to be economically viable, there must be a close market for the finished product.  The Company does not plan to build a CO2 recovery facility at this time, but may investigate its feasibility in the future.

Federal and State Regulation

Overview.  Most ethanol is used in its primary form for blending with unleaded gasoline and other fuel products.  Recently, the demand for ethanol has increased due, in part, to two major programs established by the Clean Air Act Amendments of 1990.  The first program, the Oxygenated Gasoline Program, is a recurring wintertime program designed to reduce carbon monoxide levels during the winter months.  The Clean Air Act Amendments originally required the use of oxygenated fuels at a minimum rate of 2.7 percent oxygen by weight (unless otherwise specified) during the winter months in approximately forty-three (43) metropolitan areas that were not in compliance with carbon monoxide standards.  According to the Environmental Protection Agency, (“EPA”), as of October 2004, a total of seventeen (17) metropolitan areas were required to implement the program.

The second program created by the Clean Air Act Amendments is the Reformulated Gasoline Program.  This program, which began on January 1, 1995, is intended to reduce ground level ozone or smog.  The program initially required the year-round use of oxygenated fuel in nine (9) metropolitan areas with severe ozone pollution.  Other less severely troubled areas have been or are to be phased into the program over time.  According to the EPA, as of February 2004, various regions of fourteen (14) states and the District of Columbia must comply with the program.  Although not required, according to the EPA, as of February 2004, all or a portion of twelve (12) states had also voluntarily opted into the program.

Although the Reformulated Gasoline Program has been in place for several years, its future impact on the demand for ethanol cannot be determined.  Prior to the program’s inception, the EPA mandated that thirty percent (30%) of the oxygen required in oxygenated fuel be derived from renewable oxygenates such as ethanol.  In April 1995, however, a federal appellate court struck down the rule on the basis that it exceeded the EPA’s authority.  While it appears the ethanol industry has generally discounted the effect of the court case on the basis that ethanol can compete in the marketplace with other oxygenates (primarily methyl tertiary butyl ether, or MTBE) on its own merits, the prospects for the ethanol market are further clouded by the growing resistance to the Reformulated Gasoline Program.  Consumers have resisted higher oxygenated fuel prices and a few areas that had opted into the program have now opted out.  Moreover, Congress has indicated a willingness to reexamine the program.  There is some opposition to ethanol from non-corn producing states.  These states contend that gasoline prices in the state may increase significantly due to shipping costs, because most ethanol is currently produced in corn producing states.  Citing costs and supply issues, a few states have requested that the EPA grant waivers from compliance with the oxygenate requirements of the Clean Air Act.  Although the EPA has been reluctant and, in most cases, has refused to grant waivers, if a number of states were able to obtain waivers from the federal oxygenate requirements, the use and demand for oxygenates, including ethanol, could be significantly reduced.

MTBE has been the most common oxygenate competing with ethanol.  MTBE is a petroleum-based product produced from methanol and natural gas.  Until recently, a majority of the oxygenated fuel sold in the United States used MTBE as an oxygenate.  Recently, MTBE has faced pressure from substantial lawsuits and production has been curtailed, causing the price to escalate equal to or above ethanol.  Since the introduction and widespread use of MTBE as an oxygenate, it has been discovered in ground water, lakes, and streams.  While MTBE has not been classified as a carcinogen, it has been shown to cause cancer in animals and its continued use has raised serious environmental concerns.  The U.S. General Accounting Office has noted that MTBE contamination across the United States is widespread because, among other things, many storage tanks holding MTBE continue to have problems with leakage.  Pipelines used to transport gasoline are also used to transport MTBE and MTBE dissolves more easily in water than other gasoline components, which allows it to travel faster and farther than gasoline components.  In April 2002, a San Francisco jury ordered Royal Dutch Shell and Phillips Petroleum Company to pay for the clean-up of public wells near Lake Tahoe that were contaminated with MTBE.

Governmental Activity.  As a result of environmental problems associated with its use as a fuel oxygenate, in March 2000 the EPA announced that it had commenced regulatory action to achieve a significant reduction in or a complete ban on MTBE.  The EPA recommended the following legislative framework to reduce or eliminate the use of MTBE:

•                  First, Congress should amend the Clean Air Act to provide the EPA the authority to significantly reduce or eliminate the use of MTBE;

•                  Second, as MTBE use is reduced or eliminated, Congress must ensure that air quality gains are not diminished; and

•                  Third, Congress should replace the existing oxygenate requirement in the Clean Air Act with a renewable fuel standard for all gasoline.

Many states voluntarily responded to the EPA’s announcement by enacting legislation prohibiting the sale of gasoline containing certain levels of MTBE or by phasing out the use of MTBE entirely.  According to the Renewable Fuels Association, as of August 2006, twenty-five (25) states, including South Dakota, Iowa, California, New York, New Jersey, Indiana, Missouri and Wisconsin, have enacted legislation restricting or banning the use of MTBE.

The Energy Policy Act of 2005 (the “Energy Policy Act”) contains generally favorable provisions for the ethanol industry.  It prohibits the use of MTBE within four years of its enactment (other than in states submitting notice to the Department of Energy Information Administration that the state authorizes the use of MTBE).  However, states that authorize the use of MTBE may limit the beneficial impact of the Act on the ethanol industry.  Further, future changes in the law may further postpone or waive requirements to use ethanol.

The Act also established a national renewable fuel standard (“RFS”) that sets a national minimum usage requirement for renewable fuels that increases to 7.5 billion gallons per year by the year 2012.  Although it is anticipated that ethanol will account for the largest share of renewable fuel produced and used under the RFS, the RFS is also expected to stimulate the production of biodiesel fuel as a result of the Act’s extension of the volumetric excise tax credit for biodiesel, previously scheduled to expire at the end of 2006, through 2008.  Consequently, the overall impact of the RFS on the ethanol industry cannot be precisely determined.

Some states have also enacted renewable fuel standard legislation to encourage the use of ethanol.  The provisions of the legislation differ from state to state.  States with such laws include Iowa, Minnesota, Missouri, Montana, Washington and Hawaii.

The Commodity Credit Corporation Bioenergy Program was developed by the Department of Agriculture in 2001 to provide financial incentives to help offset a portion of the capital investment required to increase production capacity of ethanol and biodiesel.  The Program expired on September 30, 2006, and there is no assurance that the Program or any similar incentive will be reinstated in the future.

Ethanol Markets

The regional and national markets for ethanol appear to be strong.  The Renewable Fuels Association estimates that in 2005, approximately 4.048 billion gallons of ethanol were consumed in the United States.  The Renewable Fuels Association notes that ethanol is now sold across the country and is blended in thirty percent (30%) of the nation’s gasoline.  California, Illinois, Minnesota, and Ohio are among the largest consumers of ethanol.

The U.S. Department of Transportation Highway Statistics estimated that approximately 3.655 billion gallons of ethanol were used in thirty-seven (37) state markets in the year 2004 as shown in the following table.  The Department discontinued making ethanol statistics available in 2005.  However, California, New York, and states in the major corn producing states of the Midwest continue to be among the largest consumers of ethanol.

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State	Total Ethanol Consumption in 2004 (thousands of gallons)

Alabama	31,384
Alaska	5,494
Arizona	13,251
California	899,426
Colorado	84,014
Connecticut	159,063
Florida	55
Illinois	421,305
Indiana	140,247
Iowa	116,731
Kansas	4,330
Kentucky	53,111
Louisiana	50,090
Maryland	303
Massachusetts	8,658
Michigan	165,864
Minnesota	276,693
Missouri	99,589
Montana	1,631
Nebraska	37,198
Nevada	45,707
New Jersey	6,227
New Mexico	6,930
New York	303,526
North Carolina	97,380
North Dakota	10,502
Ohio	191,630
Oregon	28,927
Pennsylvania	92,838
Rhode Island	8,560
South Dakota	23,900
Texas	28,734
Utah	1,607
Virginia	88,858
Washington	23,513
West Virginia	19,065
Wisconsin	108,564

TOTAL	3,654,905

Source:  U.S. Department of Transportation Highway Statistics 2004 (Current Data Unavailable)

In addition, based on the California Energy Commission’s “Quarterly Report Concerning MTBE Use in California Gasoline, October 1 through December 31, 2003,” as of December 31, 2003, California refiners have successfully phased-out the use of MTBE.  Ethanol is now used as the primary oxygenate in those areas requiring an oxygenate additive under federal law.

Industry Growth

Due in part to federal and state policies promoting cleaner air and federal and state tax and production incentives, the ethanol industry has grown substantially in recent years.  Because of the environmental concerns associated with MTBE, the use of ethanol as both an oxygenate and as an octane enhancer has grown and continues to grow rapidly.  In addition, ethanol is also used as a gasoline extender when gasoline stocks become short.  According to the Renewable Fuels Association, ethanol production in 2006 reached nearly 4,900,000 gallons.  This represents a twenty-four percent (24%) increase over 2005 production and a 174 percent (174%) increase since 2001.  According to the Renewable Fuels Association, fifteen (15) new ethanol plants were completed in 2006.  These new plants, combined with expansions to existing facilities, added 1,157,000,000 gallons of production capacity to the ethanol industry in 2006.

Though starting from a much higher base, the United States ethanol industry was also on track for large production gains in 2007, according to recent government data.  As of April 16, 2007, the Renewable Fuels Association reported that United States ethanol plants have the capacity to produce at the equivalent of 5,900,000,000 gallons per year.  As of April 16, 2007, the Renewable Fuels Association reported seventy-eight (78) new ethanol plants under construction, with seven (7) existing producers adding capacity that combined would eventually bring another 6,200,000,000 gallons of annual ethanol capacity online.  A majority of the ethanol plants are located in the Midwest corn-producing states of Illinois, Iowa, Nebraska, Minnesota, Indiana, Ohio, and South

Dakota.  However, new ethanol facilities are under construction in such states outside the traditional corn-producing states as Arizona, Oregon, Texas, and New York.  Recent events, including damage to the energy industry infrastructure in the Gulf coast region of the United States, increased demand for petroleum, and political tensions in the Middle East have resulted in substantially higher crude oil prices.  As a result, demand for the price of ethanol has increased over the past few years.  According to the Renewable Fuels Association, ethanol demand reached 17,400,000 gallons per day in November 2006.

Automobile companies have responded to the increasing demand to improve the environment by developing ethanol-friendly vehicles.  Gasoline blends containing up to ten percent (10%) ethanol are approved under the warranties of most major domestic and foreign automobile manufacturers marketing vehicles in the United States, and many recommend the use of cleaner burning fuel, such as those containing ethanol, in their vehicle owner’s manuals.  Similarly, most major manufacturers of power equipment, motorcycles, snowmobiles, and outboard motors endorse the use of ethanol blends in their products.  In the last several years, automobile companies such as Daimler Chrysler, General Motors, and Ford have introduced a growing number of flexible-fuel vehicles that operate on fuel mixtures of up to eighty-five percent (85%) ethanol.  In addition, ethanol industry advocates have developed new diesel fuels that are a blend of diesel fuel and ethanol.

Ultimately, whether the use and demand for ethanol will continue to increase depends, in large part, upon the adoption of ethanol as a replacement for MTBE, continuation of the clean air standards, and the implementation of the national Renewable Fuels Standard.  While the content of future energy legislation cannot be predicted, the passage of energy legislation in the future may materially affect the use of and demand for ethanol.  Although there is no assurance that the demand for ethanol will continue to grow, if the Renewable Fuels Standard is successfully implemented and the use of MTBE is phased-out on a national level in the next few years, the demand for ethanol is expected to increase significantly as an octane enhancer and extender of supply.

Competition

The Company will be in direct competition with numerous other ethanol producers, many of whom have greater resources.  The Company also expects that additional ethanol producers will enter the market if the demand for ethanol continues to increase.  There are currently twelve ethanol plants in South Dakota with a combined annual production capacity of 532 mgy.  Two of the existing ethanol plants are undergoing expansion and three new ethanol plants are under construction (in addition to our plant) with a total additional annual production capacity of approximately 278mgy.  With the addition of our plant, the total new production capacity of South Dakota ethanol plants will increase by approximately 378 million gallons per annum.  Our plant will compete with other ethanol producers on the basis of price, and to a lesser extent, delivery service.  The Company believes that it can compete favorably with other ethanol producers for rail access and sufficient grain supplies at favorable prices.

Our plant is expected to produce approximately 100 million gallons per year of ethanol.  This volume is expected to give the Company certain procurement, production, and delivery efficiencies over smaller competitors.  In addition, with the amount of livestock in the area, the Company expects to sell a portion of the DDGS to local markets.

According to the Renewable Fuels Association, as of April 16, 2007, there are 116 ethanol production facilities operating in the United States with the capacity to produce over 5.86 billion gallons of ethanol annually and there are seventy-eight (78) ethanol refineries and seven (7) expansions under construction which if completed will result in additional annual capacity of approximately 6.23 billion gallons.  The largest ethanol producers include Abengoa Bioenergy Corp., Archer Daniels Midland, Aventine Renewable Energy, Inc., Cargill, Inc., Hawkeye Renewables, New Energy Corp. and VeraSun Energy Corporation, all of which are currently capable of producing more ethanol than the Company expects to produce.  In addition, Poet, LLC has ownership interests and management and marketing contracts with several plants in South Dakota and the Midwest.

The table beginning on the following page identifies United States ethanol producers and their production capacities.  The table was obtained from the Renewable Fuels Association and is current as of April 16, 2007.

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Abengoa Bioenergy Corp.	York, NE	Corn/milo	55	—
	Colwich, KS		25	—
	Portales, NM		30	—
	Ravenna, NE		—	88
Aberdeen Energy*	Mina, SD	Corn	—	100
Absolute Energy, LLC*	St. Ansgar, IA	Corn	—	100
ACE Ethanol, LLC	Stanley, WI	Corn	41	—
Adkins Energy, LLC*	Lena, IL	Corn	40	—
Advanced Bioenergy	Fairmont, NE	Corn	—	100
AGP*	Hastings, NE	Corn	52	—
Agra Resources Coop. d.b.a. EXOL*	Albert Lea, MN	Corn	40	8
Agri-Energy, LLC*	Luverne, MN	Corn	21	—
Alchem Ltd. LLLP	Grafton, ND	Corn	10.5	—
Al-Corn Clean Fuel*	Claremont, MN	Corn	35	15
Amaizing Energy, LLC*	Denison, IA	Corn	40	—
Archer Daniels Midland	Decatur, IL	Corn	1,070	275
	Cedar Rapids, IA	Corn	—	—
	Clinton, IA	Corn	—	—
	Columbus, NE	Corn	—	—
	Marshall, MN	Corn	—	—
	Peoria, IL	Corn	—	—
	Wallhalla, ND	Corn/barley	—	—
Arkalon Energy, LLC	Liberal, KS	Corn	—	110
ASAlliances Biofuels, LLC	Albion, NE	Corn	—	100
	Linden, IN	Corn	—	100
	Bloomingburg, OH	Corn	—	100
Aventine Renewable Energy, LLC	Pekin, IL	Corn	207	—
	Aurora, NE	Corn	—	—
Badger State Ethanol, LLC*	Monroe, WI	Corn	48	—
Big River Resources, LLC*	West Burlington, IA	Corn	52	50
Big River Resources Grinnell, LLC (joint venture with US Bio)	Grinnell, IA	Corn	—	—
Blue Flint Ethanol	Underwood, ND	Corn	50	—
Bonanza Energy, LLC	Garden City, KS	Corn/milo	—	55
Bushmills Ethanol, Inc.*	Atwater, MN	Corn	40	—
Cardinal Ethanol	Harrisville, IN	Corn	—	100
Cargill, Inc.	Blair, NE	Corn	85	—
	Eddyville, IA	Corn	35	—

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Cascade Grain	Clatskanie, OR	Corn	—	108
CassCo Amaizing Energy, LLC	Atlantic, IA	Corn	—	110
Castle Rock Renewable Fuels, LLC	Necedah, WI	Corn	—	50
Celunol	Jennings, LA	Sugar cane bagasse	—	1.5
Center Ethanol Company	Sauget, IL	Corn	—	54
Central Indiana Ethanol, LLC	Marion, IN	Corn	—	40
Central Illinois Energy, LLC	Canton, IL	Corn	—	37
Central MN Ethanol Coop*	Little Falls, MN	Corn	21.5	—
Central Wisconsin Alcohol	Plover, WI	Seed corn	4	—
Chief Ethanol	Hastings, NE	Corn	62	—
Chippewa Valley Ethanol Co.*	Benson, MN	Corn	45	—
Commonwealth Agri-Energy, LLC*	Hopkinsville, KY	Corn	33	—
Corn, LP*	Goldfield, IA	Corn	50	—
Cornhusker Energy Lexington, LLC	Lexington, NE	Corn	40	—
Corn Plus, LLP*	Winnebago, MN	Corn	44	—
Coshoctan Ethanol, OH	Coshoctan, OH	Corn	—	60
Dakota Ethanol, LLC*	Wentworth, SD	Corn	50	—
DENCO, LLC	Morris, MN	Corn	21.5	—
Dexter Ethanol, LLC	Dexter, IA	Corn	—	100
E Energy Adams, LLC	Adams, NE	Corn	—	50
E3 Biofuels	Mead, NE	Corn	—	24
E Caruso (Goodland Energy Center)	Goodland, KS	Corn	—	20
East Kansas Agri-Energy, LLC*	Garnett, KS	Corn	35	—
Elkhorn Valley Ethanol, LLC	Norfolk, NE	Corn	—	40
ESE Alcohol Inc.	Leoti, KS	Seed corn	1.5	—
Ethanol2000, LLP*	Bingham Lake, MN	Corn	32	—
Ethanol Grain Processors, LLC	Obion, TN	Corn	—	100
First United Ethanol, LLC (FUEL)	Mitchell Co., GA	Corn	—	100
Frontier Ethanol, LLC	Gowrie, IA	Corn	60	—
Front Range Energy, LLC	Windsor, CO	Corn	40	—
Gateway Ethanol	Pratt, KS	Corn	—	55
Glacial Lakes Energy, LLC*	Watertown, SD	Corn	50	50
Global Ethanol/Midwest Grain Processors	Lakota, IA	Corn	95	—
	Riga, MI	Corn	—	57
Golden Cheese Company of California*	Corona, CA	Cheese whey	5	—
Golden Grain Energy, LLC*	Mason City, IA	Corn	60	50
Golden Triangle Energy, LLC*	Craig, MO	Corn	20	—
Grand River Distribution	Cambria, WI	Corn	—	40

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Grain Processing Corp.	Muscatine, IA	Corn	20	—
Granite Falls Energy, LLC*	Granite Falls, MN	Corn	52	—
Great Plains Ethanol, LLC*	Chancellor, SD	Corn	50	—
Greater Ohio Ethanol, LLC	Lima, OH	Corn	—	54
Green Plains Renewable Energy	Shenandoah, IA	Corn	—	50
	Superior, IA	Corn	—	50
Hawkeye Renewables, LLC	Iowa Falls, IA	Corn	105	—
	Fairbank, IA	Corn	115	—
	Menlo, IA	Corn	—	100
Heartland Corn Products*	Winthrop, MN	Corn	100	—
Heartland Grain Fuels, LP*	Aberdeen, SD	Corn	9	—
	Huron, SD	Corn	12	18
Heron Lake BioEnergy, LLC	Heron Lake, MN	Corn	—	50
Holt County Ethanol	O’Neill, NE	Corn	—	100
Horizon Ethanol, LLC	Jewell, IA	Corn	60	—
Husker Ag, LLC*	Plainview, NE	Corn	26.5	—
Illinois River Energy, LLC	Rochelle, IL	Corn	50	—
Indiana Bio-Energy	Bluffton, IN	Corn	—	101
Iowa Ethanol, LLC*	Hanlontown, IA	Corn	50	—
Iroquois Bio-Energy Company, LLC	Rensselaer, IN	Corn	40	—
James Valley Ethanol, LLC	Groton, SD	Corn	50	—
KAAPA Ethanol, LLC*	Minden, NE	Corn	40	—
Kansas Ethanol, LLC	Lyons, KS	Corn	—	55
Land O’ Lakes*	Melrose, MN	Cheese whey	2.6	—
Levelland/Hockley County Ethanol, LLC	Levelland, TX	Corn	—	40
Lincolnland Agri-Energy, LLC*	Palestine, IL	Corn	48	—
Lincolnway Energy, LLC*	Nevada, IA	Corn	50	—
Liquid Resources of Ohio	Medina, OH	Waste Beverage	3	—
Little Sioux Corn Processors, LP*	Marcus, IA	Corn	52	—
Marquis Energy, LLC	Hennepin, IL	Corn	—	100
Marysville Ethanol, LLC	Marysville, MI	Corn	—	50
Merrick & Company	Golden, CO	Waste beer	3	—
MGP Ingredients, Inc.	Pekin, IL	Corn/wheat starch	78	—
	Atchison, KS		—	—
Michigan Ethanol, LLC	Caro, MI	Corn	50	—
Mid America Agri Products/Wheatland	Madrid, NE	Corn		44
Mid-Missouri Energy, Inc.*	Malta Bend, MO	Corn	45	—

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Midwest Renewable Energy, LLC	Sutherland, NE	Corn	25	—
Millennium Ethanol	Marion, SD	Corn	—	100
Minnesota Energy*	Buffalo Lake, MN	Corn	18	—
Missouri Ethanol	Laddonia, MO	Corn	45	—
Missouri Valley Renewable Energy, LLC*	Meckling, SD	Corn	—	60
NEDAK Ethanol	Atkinson, NE	Corn	—	44
New Energy Corp.	South Bend, IN	Corn	102	—
North Country Ethanol, LLC*	Rosholt, SD	Corn	20	—
Northeast Biofuels	Volney, NY	Corn	—	114
Northeast Missouri Grain, LLC*	Macon, MO	Corn	45	—
Northern Lights Ethanol, LLC*	Big Stone City, SD	Corn	50	—
Northstar Ethanol, LLC	Lake Crystal, MN	Corn	52	—
Northwest Renewable, LLC	Longview, WA	Corn	—	55
Otter Creek Ethanol, LLC*	Ashton, IA	Corn	55	—
Otter Tail Ag Enterprises	Fergus Falls, MN	Corn	—	57.5
Pacific Ethanol	Madera, CA	Corn	35	—
	Boardman, OR	Corn	—	35
	Burley, ID	Corn	—	50
Panda Energy	Hereford, TX	Corn/milo	—	100
Panhandle Energies of Dumas, LP	Dumas, TX	Corn/Grain Sorghum	—	30
Parallel Products	Louisville, KY	Beverage waste	5.4	—
	R. Cucamonga, CA		—	—
Patriot Renewable Fuels, LLC	Annawan, IL	Corn	—	100
Penford Products	Cedar Rapids, IA	Corn	—	45
Permeate Refining	Hopkinton, IA	Sugars & starches	1.5	—
Phoenix Biofuels	Goshen, CA	Corn	25	—
Pinal Energy, LLC	Maricopa, AZ	Corn	—	55
Pine Lake Corn Processors, LLC*	Steamboat Rock, IA	Corn	20	—
Pinnacle Ethanol, LLC	Corning, IA	Corn	—	60
Plainview BioEnergy, LLC	Plainview, TX	Corn	—	100
Platinum Ethanol, LLC*	Arthur, IA	Corn	—	110
Plymouth Ethanol, LLC*	Merrill, IA	Corn	—	50
Poet*	Scotland, SD	Corn	11	—
Prairie Ethanol, LLC	Loomis, SD	Corn	60	—
Prairie Horizon Agri-Energy, LLC	Phillipsburg, KS	Corn	40	—
Premier Ethanol	Portland, IN	Corn	—	60
Pro-Corn, LLC*	Preston, MN	Corn	42	—

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Quad-County Corn Processors*	Galva, IA	Corn	27	—
Red Trail Energy, LLC	Richardton, ND	Corn	50	—
Redfield Energy, LLC *	Redfield, SD	Corn	—	50
Reeve Agri-Energy	Garden City, KS	Corn/milo	12	—
Renew Energy	Jefferson Junction, WI	Corn	—	130
Siouxland Energy & Livestock Coop*	Sioux Center, IA	Corn	25	35
Siouxland Ethanol, LLC	Jackson, NE	Corn	—	50
Sioux River Ethanol, LLC*	Hudson, SD	Corn	50	—
Southwest Iowa Renewable Energy, LLC *	Council Bluffs, IA	Corn	—	110
Sterling Ethanol, LLC	Sterling, CO	Corn	42	—
Summit Ethanol	Leipsic, OH	Corn	—	60
Tall Corn Ethanol, LLC*	Coon Rapids, IA	Corn	49	—
Tama Ethanol, LLC	Tama, IA	Corn	—	100
Tate & Lyle	Loudon, TN	Corn	67	38
	Ft. Dodge, IA	Corn	—	105
The Andersons Albion Ethanol LLC	Albion, MI	Corn	55	—
The Andersons Clymers Ethanol, LLC	Clymers, IN	Corn	—	110
The Andersons Marathon Ethanol, LLC	Greenville, OH	Corn	—	110
Trenton Agri Products, LLC	Trenton, NE	Corn	40	—
United Ethanol	Milton, WI	Corn	52	—
United WI Grain Producers, LLC*	Friesland, WI	Corn	49	—
US BioEnergy Corp.	Albert City, IA	Corn	250	400
	Woodbury, MI	Corn	—	—
	Hankinson, ND	Corn	—	—
	Central City , NE	Corn	—	—
	Ord, NE	Corn	—	—
	Dyersville, IA	Corn	—	—
	Janesville, MN	Corn	—	—
U.S. Energy Partners, LLC (White Energy)	Russell, KS	Milo/wheat starch	48	—
Utica Energy, LLC	Oshkosh, WI	Corn	48	—
VeraSun Energy Corporation	Aurora, SD	Corn	340	220
	Ft. Dodge, IA	Corn	—	—
	Charles City, IA	Corn	—	—
	Welcome, MN	Corn	—	—
	Hartley, IA	Corn	—	—
Voyager Ethanol, LLC*	Emmetsburg, IA	Corn	52	—
Western New York Energy, LLC	Shelby, NY	Corn	—	50

Company	Location	Feedstock	Current Capacity (mgy)	Under Construction/ Expansions (mgy)
Western Plains Energy, LLC*	Campus, KS	Corn	45	—
Western Wisconsin Renewable Energy, LLC*	Boyceville, WI	Corn	40	—
White Energy	Hereford, TX	Corn/Milo	—	100
Wind Gap Farms	Baconton, GA	Brewery waste	0.4	—
Renova Energy	Torrington, WY	Corn	5	—
Xethanol BioFuels, LLC	Blairstown, IA	Corn	5	35
Yuma Ethanol	Yuma, CO	Corn	—	40
Total Current Capacity at 116 ethanol biorefineries			5,860.4	—
Total Under Construction (78)/Expansions (7)			—	6,228.0
Total Capacity			12,088.4	—

*locally-owned

Current as of April 16, 2007

Source: Renewable Fuels Association

Alternative fuels, gasoline oxygenates, and alternative ethanol production methods are continually under development by ethanol companies and major oil companies that have significantly greater resources to develop alternative products and to influence legislation and public perception of ethanol.  New ethanol products or methods of ethanol production developed by larger and better-financed competitors could provide them competitive advantages and harm the Company’s business.

Government Incentives

Renewable Fuels Standard.  On August 8, 2005, Congress adopted the Energy Policy Act that directs the EPA to promulgate rules requiring refineries, blenders, distributors, and importers to introduce or sell volumes of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) into commerce in accordance with the annual renewable fuels schedule that spans a period of seven (7) years.  The RFS will be implemented no later than one year after the date of enactment.  If the EPA fails to promulgate rules to implement the RFS, the Act provides that renewable fuels must comprise 2.78 percent of the United States fuel supply in 2006, which is approximately 4,000,000,000 gallons of fuel.  It is expected that ethanol will account for the largest share of renewable fuel produced and used under the RFS, however, the RFS also will stimulate the production of biodiesel.  In addition, the current oxygenate standard for reformulated gasoline was removed and air quality anti-backsliding provisions were enhanced under the Act.

Federal Excise Tax Exemption.  Although the regulatory program is complicated and there are other federal tax incentives for ethanol production, the most important incentive for the ethanol industry and its customers is the partial exemption from the federal motor fuels excise tax (“excise tax exemption”).  The excise tax exemption is provided to gasoline distributors as an incentive to blend their gasoline with ethanol.  For each gallon of gasoline blended with ten percent (10%) of ethanol, the distributors receive a 5.1¢ per gallon reduction from the 18.3¢ per gallon federal excise tax, which equates to a 5.1¢ reduction for each gallon of ethanol handled by the distributors.  This exemption was extended through December 2010 under the Volumetric Ethanol Excise Tax Credit (“VEETC”) signed into law by President Bush in October 2004.

Ethanol Pricing

Over the past several years, ethanol prices have tended to correlate with wholesale gasoline prices.  At the same time, price charts for ethanol and corn prices show that ethanol prices do not track with corn prices.  For example, when corn prices increased in late 1993 into 1994, ethanol prices did not increase.  The same was true when corn prices initially rose in 1996, ethanol prices did not follow immediately.  Although in 1996 the price of ethanol increased dramatically, according to the industry guide published by the State of Minnesota, this increase in ethanol prices was due to limited ethanol supply because high corn prices caused many ethanol plants to curtail operations or shut down, and not directly due to the increased cost of corn.  The lack of correlation between corn prices and ethanol prices is a significant operational risk inherent in the industry.

Distillers Grains Market

The amount of distillers grains produced annually in North America is expected to increase significantly as the number of ethanol plants increases.  However, the demand for distillers grains may also increase as the feed industry becomes more familiar with its benefits.  The market for distillers grains is generally confined to locations where freight costs allow it to be competitively priced against other feed ingredients.  Distillers grains compete with three other feed formulations:  (i) corn gluten feed; (ii) dry brewers grains; and (iii) mill feeds.  The primary value of these products as animal feed is their protein content.  Dry brewers grain and distillers grains have about the same protein content, and corn gluten feed and mill feeds have slightly lower protein contents.  Distillers grains contain nutrients that have important growth promoting properties for dairy and beef cattle, poultry, and swine.  For dairy cattle, the high digestibility and net energy content of distillers grains, as well as its high fat content, yields greater milk production as compared to other feed ingredients.  For beef cattle, feedlot studies reported by the University of Nebraska and other institutions found that the improved rumen health, energy effect of the fiber, and palatability promotes faster and more efficient growth.

For poultry and swine, feeding trials have found that distillers grains are a useful and economical source of protein, fat, and beneficial unidentified growth and health factors.  Although poultry and swine account for a small portion of the distillers grains market, we believe that with the advancement of research into the feeding rations of poultry and swine, these markets may grow.

Distillers Dried Grains/Distillers Dried Grains with Solubles.  Distillers dried grains is usually referred to as DDG.  When solubles (fine soluble fiber, fat glycerol, etc.) are added to the feed, it is called distillers dried grains with solubles, or DDGS.  These products are commonly dried to 10-12 percent moisture, which is necessary for increased shelf life.  When solubles are added, the product has higher bulk density and stickiness and improved animal nutritional qualities, which helps to maintain a cleaner effluent stream.  However, the solubles typically make the drying process more difficult.  Consistent high quality is important to achieving the highest selling prices for DDG and DDGS.  Higher quality DDGS is in greater demand and may sell at a slightly higher price than lower quality DDGS.

Distillers Wet Grains/Distillers Modified Wet Grains.  Distillers wet grains (“DWG”) contains a substantial amount of moisture and has a shelf life of up to approximately three (3) days and can be sold only to feedlots or farms within the immediate vicinity of the ethanol plant.  Distillers modified wet grains (“DMWG”) is similar to distillers wet grains except that it has been partially dried, contains less moisture and has a shelf life of up to approximately fourteen (14) days.

Because DWG and DMWG are not dried as extensively as DDG or DDGS, there are substantial savings from reduced drying costs.  Further, DWG and DMWG are often favored by dairy and beef feedlots and operations because cattle seem to prefer the moist texture.  In cattle feedlots, it is usually fed in the bunker with mineral supplements, roughage, corn, or other conventional feed grains.  The transportation costs, however, are much higher than those for DDG or DDGS due to the increased weight of the DWG and DMWG.  Ultimately, the demand for DWG and DMWG will depend upon the presence and demand of local feedlots and livestock operations.

Distillers Grains Pricing.  Various factors affect the price of distillers grains, including, among others, the price of corn, soybean meal, and other alternative feed products, the performance or value of distillers grains in a particular feed market, and the supply and demand within the market.  Like other commodities, the price of distillers grains can fluctuate significantly in local, regional, national, and international markets.

Carbon Dioxide Products

In commercial use, carbon dioxide is a by-product which can be recovered from the fermentation process.  The carbon dioxide is then purified by dissolving it in a concentration of alkali carbonate or ethanol amine and then heating the solutions with steam.  As the gas forms, it is compressed into steel cylinders.  Carbon dioxide is used to manufacture sodium carbonate, sodium bicarbonate, and basic carbonate of lead.  Since it does not burn, carbon dioxide is used to extinguish fires.  In its solid form (dry ice) it does not melt to liquid, therefore making it an ideal refrigerant; when dry ice turns to a gas, it can produce an inert environment which reduces the growth of bacteria.  Carbon dioxide is added to oxygen in artificial respirators; it is also a necessary ingredient in carbonated beverages.  Carbon dioxide can be captured from manufacturing plants and sold.  Many companies are in the business of claiming the carbon dioxide from ethanol plants on site and buying it wholesale.  The market price varies greatly based on ease of transportation and distance from end users.

Available Information

We have filed with the Securities and Exchange Commission (“SEC”) this registration statement on Form 10 under the Securities Exchange Act of 1934.  A copy of this registration statement, the exhibits and schedules hereto and any other document we file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street NE, Washington DC 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Copies of the information identified above may be obtained without charge from us by writing to Millennium Ethanol, LLC, 300 North Broadway Avenue, Marion, South Dakota 57403.  Our telephone number at that address is (605) 648-3941 and our website address is www.millenniumethanol.com.  The content of our website is not part of this registration statement.

ITEM 1.A.                                         RISK FACTORS

Risks Related to Ownership of the Units

The units have no public market and none is expected to develop, which means it may be difficult to sell the units.

There is no public trading market for the Company’s units and we do not expect one to develop in the foreseeable future.  To maintain our partnership tax status, we do not intend to list the units on any stock exchange or automatic quotation system such as the NASDAQ Stock Market (“NASDAQ”).  However, in accordance with applicable tax regulations, we have arranged for transfers of our Class A units through a qualified matching service offered by Variable Investment Adviser’s, Inc.  While that system may provide some opportunities for liquidity, the restrictions arising from the Company’s partnership tax service and the operation of the qualified matching service, prevents this system of unit transfers from being the equivalent of a public trading market such as NASDAQ.  Consequently, unitholders may have to hold their units for an indefinite period of time because it may be difficult for them to sell their units either in private transaction or through the qualified matching service.

There are restrictions on transferring the units, which may make the units unattractive to prospective purchasers and may prevent unitholders from selling the units when they desire.

The ability to transfer the Company’s units is restricted by our Operating Agreement.  Transfers of units cannot happen unless the transfer is a “permitted transfer.”  Permitted transfers are transfers approved by the Board of Managers and that satisfy certain conditions and restrictions set forth in our Operating Agreement.

Further, transfer of the units is restricted by applicable federal and state securities laws.  Because the Company’s units have not been registered under federal or state securities laws (other than the State of South Dakota), a unitholder may not sell, offer for sale, or transfer units in the absence of either an effective registration statement under the Securities Act and under applicable state securities laws, or an opinion of counsel satisfactory to us that such transaction is exempt from registration under the Securities Act and under applicable state securities laws.

In addition, unitholders may not transfer their units if the transfer would cause us to lose our partnership tax status and subject us to the publicly traded partnership rules.  The Board of Managers will generally approve a transfer so long as the transfer falls within the “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code.  In addition, the transferee of the Company’s units may not become a member unless approved by the Board of Managers.  These restrictions may make our units unattractive to prospective transferees, and may prevent unitholders from selling their units when they desire.

The voting power of the Company may take actions that a unitholder disapproves of, but because of the restrictions on transfer and lack of dissenters’ rights, the unitholder could be forced to hold a substantially changed investment.

We cannot engage in certain transactions, such as a merger, consolidation or sale of all or substantially all of our assets, without the approval of our members, including FREMAR, as provided in our Operating Agreement.  However, if the Class A members as a class and the Class B members as a class both approve a transaction, a unitholder will also be bound to that transaction regardless of whether the unitholder agrees with the transaction.  Under our Operating Agreement, unitholders will not have any dissenters’ rights to seek appraisal or payment of the fair value of their units.  Consequently, because there is no public market for the units, unitholders may be forced to keep a substantially changed investment.

Risks Related to Our Debt Financing

Our debt financing agreements contain restrictive covenants that may limit distributions and impose restrictions on the operation of our business.

We will need a significant amount of debt financing to complete our project and operate our ethanol plant following construction.  We have obtained commitments from several sources for the debt financing that we need.  Even if we obtain the debt financing that we need, lenders may require that we first spend our cash raised from equity financing before they release their loan proceeds to us.  The use of debt financing may make it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements.  Our debt may have important implications on our operations, including, among other things:

•                  Limiting our ability to obtain additional debt or equity financing;

•                  Making us vulnerable to increases in prevailing interest rates;

•                  Placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

•                  Subjecting all or substantially all of our assets to liens, which means that there may be virtually no assets left for unitholders in the event of a liquidation;

•                  Limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and

•                  Limiting our ability to make business and operational decisions regarding our business, including, among other things, limiting our ability to pay dividends to our unitholders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.

Our debt arrangements also include subordinated debt, which contains even more restrictions and is on less favorable terms than our senior debt.  The terms of any debt financing agreement we enter into will contain financial, maintenance, organizational, operational and other restrictive covenants.  If we are unable to comply with these covenants and service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which would result in a material adverse effect upon our business.

Our failure to comply with a single debt financing covenant or agreement could have a material adverse impact on our business as a whole.

If we enter into future debt financing arrangements (such as senior and subordinated debt), these arrangements will contain various covenants and agreements and may contain cross-default and cross-acceleration provisions.  Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of our other debt agreements (regardless of whether we were in compliance with the terms of the other debt agreements).  Accordingly, a default on one debt agreement could result in all of our outstanding debt becoming immediately due and payable.  The application of cross-default and cross-acceleration provisions means that our compliance with applicable debt covenants and agreements will be interdependent and one default may materially harm our business as a whole.

Risks Related to Construction and Development of the Plant

We are dependent upon Fagen, Inc. to design and build our plant.

Fagen has agreed to construct our plant pursuant to an agreement with the us.  Fagen will employ process technology licensed from ICM.  If the plant is constructed and does not operate in accordance with the performance criteria set forth in the Construction Agreement, we will rely on Fagen to pay all design and construction costs associated with remedying any such performance shortfall pursuant to the Construction Agreement.  There can be no assurance that we will be successful in pursuing any remedies under the Construction Agreement or that such remedies, if obtained, will be obtained in a timely manner.  Any delay experienced in causing Fagen to remedy any performance shortfall could materially harm our operations.

We may encounter defective material or workmanship from Fagen.

Under the terms of the Construction Agreement, Fagen warrants that it will, for a period of one year after substantial completion of the plant, correct all defects in material or workmanship at no additional expense to us.  Any defects in material or workmanship may cause substantial delay in the commencement of or impact operation of the plant.  If defects are discovered after operations begin, it may have a material adverse impact on the Company’s ability to conduct profitable operations.  Fagen is under no obligation to correct defects discovered more than one year after substantial completion of the plant

We could face environmental issues that could delay or prevent construction or increase the Company’s costs.

Environmental issues regarding compliance with applicable environmental standards could arise at any time during the construction and operation of the plant.  We may have difficulty obtaining the necessary environmental permits required in connection with the operation of the plant.  As a condition of granting necessary permits, regulators could make demands that increase our costs of construction and operation.

Fagen could encounter delays in completing construction of the plant.

Fagen could encounter delays in the construction of the plant.  Such delays could be caused by factors not within Fagen’s control (for example, unanticipated conditions at the construction site, war, labor disputes or adverse weather conditions not reasonably anticipated).  If any delay is caused by an event that is not within Fagen’s control, the time for completion of the plant will be extended and we will have no recourse for any adverse financial consequences caused by such delay.  The Construction Agreement does, however, provide for liquidated damages at the rate of $20,000 per day (maximum of $1,000,000) to be paid by Fagen in the event substantial completion of the plant takes longer than 545 days.

All disputes arising from the Construction Agreement must be resolved by the parties or through mediation and arbitration.

Under the Construction Agreement, if a dispute with Fagen concerning construction of the plant occurs, we may not bring action in court, but must instead first attempt to resolve the dispute with Fagen through mediation pursuant to the American Arbitration Association’s Construction Industry Mediation Rules.  In the event the dispute is not settled in mediation, the matter will be required to be submitted for resolution by arbitration in accordance with the Construction Industry Mediation Rules of the American Arbitration Association.  If a dispute arises before completion of the plant, this lengthy resolution procedure may cause significant delays in the completion of the plant, which may have a material and adverse impact on us.

Construction could cost more than anticipated.

Fagen has agreed to construct the plant for a fixed price of $105,997,000 (which has been reduced to $105,782,000 as of March 31, 2007 through signed change orders). If a change in the law shall require Fagen to employ union labor or compensate labor at prevailing wages, then the Construction Agreement price will be increased to adjust for such increased costs.  Finally, significant amounts of site preparation and other construction work have been and will continue to be performed at the plant site.  Increased construction costs could result from any one or a combination of the above events (or other events) which could make it difficult for us to raise additional funds through additional debt or equity.  The result could leave us unable to meet its financial obligations including repayment of the debt.

Risks Related to Our Proposed Operations

Because we are recently formed and have virtually no operating history, and neither we nor FREMAR have experience operating an ethanol plant, we may have difficulties successfully completing and operating our proposed ethanol plant.

We are a development stage company with no operating activity.  All activities and development services have been performed by FREMAR.  We expect to incur significant losses until we construct and commence operation of the ethanol plant.  We are dependent on the Board of Managers, our officers and FREMAR to develop and manage our business.  Our lack of an operating history and our and FREMAR’s inexperience may make it difficult for us to successfully complete and operate our proposed ethanol plant.  If we do not successfully complete and operate the ethanol plant, we may never generate revenue.  We cannot be certain that we, together with FREMAR, will be able to successfully operate the ethanol plant.  We have not yet produced any revenue and we may never achieve profitability.  We have no certainty that we will ever generate revenue or that any revenue we do generate will be sufficient for us to continue our operations.

FREMAR, our Company Manager, has not developed or managed ethanol plants and may not have or be able to obtain appropriate personnel to develop and operate our ethanol plant.

FREMAR has a long experience of purchasing, handling and marketing grain in our corn procurement area.  FREMAR and our CEO, Steve Domm through FREMAR, have conducted the development activities for the project but do not have other experience in the development and operation of ethanol plants.  FREMAR intends to hire personnel and consultants to fully develop the ethanol plant.  We cannot be certain that FREMAR has or can hire or can obtain the necessary expertise, or that the expertise that is retained is the most efficient or has the proper experience to develop and operate the ethanol plant.  FREMAR’s lack of experience may result in higher costs or higher operational costs for our ethanol plant compared to other ethanol plants.

As more ethanol plants are built, ethanol production will increase and, if demand does not sufficiently increase, the price of ethanol and distillers grains may decrease.

We expect that the number of ethanol producers and the amount of ethanol produced will likely continue to rapidly increase.  We cannot be certain that the demand for ethanol will continue to increase.  The demand for ethanol is dependent upon numerous factors such as governmental regulations, governmental incentives, whether the phase out or restrictions on the use of MTBE continues and the development of other technologies or products that may compete with ethanol.  If the demand for ethanol does not sufficiently increase, increased ethanol production may lead to lower ethanol prices.  In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased supplies of distillers grains.  Demand for distillers grains is independent of the demand for ethanol and depends upon various factors, such as the strength of the local and national beef and dairy cattle industry, and the availability of other feed products at more economical prices.  An increase in the supply of distillers grains, without offsetting increases in demand, could lead to lower prices.  Decreases in the price of ethanol and distillers grains will result in us generating lower revenues and lower profit margins, thereby reducing or eliminating our profits.  Additional ethanol production facilities being planned or expanded within 100 miles of our proposed ethanol plant may significantly reduce the local demand for distillers grains, causing us to seek less favorable markets at a greater distance from our ethanol plant in order to sell our distillers grains.

As more ethanol plants are built, the competition for corn will increase and adequate amounts of corn may not be available in the area of our ethanol plant.

As more ethanol plants are built in South Dakota and, in particular, within 100 miles of our ethanol plant, the demand for corn will increase.  Ethanol plants, livestock feeders and other users of corn may have a larger demand for corn in the area of our ethanol plant than the amount of corn that is produced.  Weather-related corn production shortages will have a large effect as the demand for corn increases.  The ability to ship corn into South Dakota may be limited.  Any lack of corn will reduce the amount of ethanol we can produce and reduce the revenue and profitability of our ethanol plant.

Corn prices will fluctuate and could increase significantly in the future, which will increase our operating costs and adversely affect our operating results because we may not be able to pass any of the increased costs on to our customers.

We will require significant amounts of corn to produce ethanol.  The price of corn, as with most other crops, is affected by weather, disease, changes in government incentives, demand and other factors.  A significant reduction in the supply of corn because of weather or disease, or increases in the demand of corn because of increased ethanol production or other factors, could result in higher corn prices.  There is little correlation between the price of corn and the price of ethanol, which generally tends to track with gasoline prices.  Increases in corn prices will generally produce lower profit margins because the price we can obtain for ethanol may not increase.  Substantial increases in the price of corn in 1996 caused some ethanol plants to temporarily cease production or operate at a loss.  The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future.  With increased demand for corn in the area of our ethanol plant locally, corn prices may increase much more than it has in the past.  If corn prices increase, our production costs will increase and our profit margins will decrease because we may not be able to pass any of the increased costs on to our customers.  Increased ethanol production from new or expanded ethanol production facilities located within 100 miles of our proposed ethanol plant may increase the demand for corn and increase the price of corn or decrease the availability of corn in areas where we intend to source corn for our ethanol plant.  We may have to source corn from greater distances from the plant at a higher per bushel delivered cost.

Hedging transactions could significantly increase our operating costs if we incorrectly estimate our corn requirements and are not able to utilize all of the corn subject to our futures contracts.

We may attempt to minimize the effects of fluctuations in the price of corn on our operations by taking hedging positions in the corn futures markets.  Hedging is a means of protecting the price at which we will buy corn in the future.  In a hedging transaction, we will purchase futures contracts that lock in the amount and price of corn that we will purchase at a future date.  Whether our hedging activities are successful depends upon, among other things, the cost of corn and our ability to sell sufficient amounts of ethanol and distillers grains to utilize all of the corn subject to the futures contracts.  Although we will attempt to link hedging activities to sales plans and pricing activities, hedging activities can result in significant costs, especially if we cannot use all of the corn subject to our futures contracts or if the price and supply of corn in the market are such that hedging adds a significant cost at no benefit to us.

Our management’s time and attention will be divided among our ethanol plant, FREMAR, and FREMAR, LLC.

Two of our managers are appointed by FREMAR and are directors of FREMAR.  Those managers and the other initial managers of our Company will have to divide their time between our Company and FREMAR.  Each manager is expected to attend all regular and special meetings of our board of managers.  Our Chief Executive Officer is the General Manager of FREMAR and its affiliate, FREMAR, LLC.  The demands on our management’s time from FREMAR and FREMAR, LLC may, from time to time, compete with the time and attention required for the operation of our business.  This division of our management’s time and attention to both our business and FREMAR and FREMAR, LLC may make it difficult for us to realize the maximum return from the ethanol plant.

We will face intense competition from competing ethanol and other fuel additive producers, and we may not have sufficient resources to compete with these entities.

Competition in the ethanol industry is intense.  We will face formidable competition in every aspect of our business, and particularly from other companies that are seeking to develop large-scale ethanol plants.  We will face competitive challenges from larger facilities and organizations that produce a wider range and larger quantity of products than we can, and from other plants similar to our proposed ethanol plant.  Our ethanol plant will be in direct competition with other ethanol producers, many of which have more experience and greater financial and other resources than we do.  In addition, new ethanol plants and expansion of existing ethanol plants within 100 miles of our plant will significantly increase the ethanol supply in our area.  Some of these ethanol producers are, among other things, capable of producing a significantly greater amount of ethanol and will compete with us in the corn and product markets.  Nationally, the ethanol industry may become more competitive given the substantial amount of construction and expansion that is occurring in the industry.

Technological advances could significantly decrease the cost of producing ethanol or result in the production of higher quality ethanol, and if we are unable to adopt or incorporate technological advances into our operations, our proposed ethanol plant could become uncompetitive or obsolete.

We expect that technological advances in the processes and procedures for producing ethanol will continue to occur.  It is possible that those advances could make the processes and procedures that we intend to utilize at our proposed ethanol plant less efficient or obsolete, or cause the ethanol we produce to be of a lesser quality.  These advances could also allow our competitors to produce ethanol at a lower cost than us.  If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than our competitors, which could cause our ethanol plant to become uncompetitive.

Ethanol production methods are constantly advancing.  The current trend in ethanol production research and related federal research funding is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue, and municipal solid waste.  This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn.  Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock.  Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of producing ethanol in the future.  If we are unable to adopt or incorporate these advances into our operations, our cost of producing ethanol could be significantly higher than our competitors, which could make our ethanol plant obsolete and have a material adverse effect on our results of operations.

In addition, alternative fuels, additives and oxygenates are continually under development.  Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol.  It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol.

Ethanol prices may decline if the price of petroleum and its refined components are reduced.

Ethanol demand has been supported by higher petroleum oil prices and high prices for the refined components of petroleum.  If the price of oil falls, the price of ethanol may fall with it and our profitability may be negatively impacted.

If we are unable to secure the services of marketers, or we subsequently lose those services, we will not be able to sell the ethanol or distillers grains that we produce.

We do not intend to hire a sales staff to market our ethanol and distillers grains.  We have entered into an agreement with ADM to market and sell our ethanol and distillers grains.  If any of the entities that we contract with breaches or terminates our distribution contracts or is unable to provide any of the services contracted for, we will not have any readily available means to sell our ethanol and distillers grains.  Our dependence on these distributors means that our financial performance depends upon the financial health of the distributors we contract with.  We cannot be certain that we will be able to find a suitable replacement if a distributor fails to perform.

Further, these third party distributors will likely have relationships and agreements with other ethanol producers.  It is possible that a distributor’s ability or willingness to market and sell our products could be impaired by agreements that the distributor may have with other entities not related to us.  Consequently, we may not obtain the best possible prices for our products.

Our ability to successfully operate is dependent on the availability of energy and water at anticipated prices.  Any interruption in our energy or water supply may force us to halt operations and significant increases in the prices of energy or water may increase our costs of operation, thereby harming our profitability.

Water supply and water quality are important requirements to the production of ethanol.  Ethanol production also requires a constant and consistent supply of energy.  Interruption in our supply of energy or water may require us to halt production.  Accordingly, adequate energy and water is critical to our operations.  We have entered into agreements with local gas and electric utilities to provide the needed energy and we have executed an agreement with the local water district to obtain the water required to operate the plant.  But there can be no assurance that those utilities will be able to reliably supply sufficient gas, electricity, or water for the requirements of the plant.  Scarcity of energy and water may also result in high prices for those utilities.  In the case of an interruption in the supply of energy or water for any reason, such as supply, delivery, or mechanical problems, we may be required to halt production.  If production is halted for an extended period of time, it may have a material adverse effect on the operations, cash flows, or financial performance of the Company.  An interruption in supply or problems with delivery could have a material adverse effect on our business.

Our operating costs could be higher than we expect, and this could reduce our profitability or cause us to lose money.

In addition to general market fluctuations and economic conditions, we could experience significant operating cost increases from numerous factors, many of which are beyond our control.  These increases could arise from, among other things:

•                  Our and FREMAR’s inexperience in developing and operating ethanol plants;

•                  Higher natural gas and electricity prices;

•                  Higher labor costs, particularly if there is any labor shortage;

•                  Higher corn costs; and

•                  Higher transportation costs because of greater demands on truck and rail transportation services.

In addition, operating the ethanol plant subjects us to ongoing compliance with applicable governmental regulations, such as those governing pollution control, occupational safety, and other matters.  We may have difficulty complying with these regulations and our compliance costs could increase significantly.  Any increases in operating costs will result in lower profit margins because we may be unable to pass any of these costs on to our customers.

The price of distillers grains is affected by the price of other commodity products, such as soybeans, and decreases in the price of these commodities could decrease the price of distillers grains, which will decrease the amount of revenue we may generate.

Distillers grains compete with other protein based animal feed products.  The price of distillers grains may decrease when the price of competing feed products decrease.  The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived.  Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains.  Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in us generating less revenue and lower profit margins.

We do not intend to sell the carbon dioxide we will produce, but rather emit the carbon dioxide into the air, which could subject us to future environmental permitting requirements, claims or remedial technologies.

We do not intend to market and sell any of the carbon dioxide we produce.  Instead, we will emit it into the air.  This will result in the loss of a source of revenue and could subject us to future environmental permitting requirements, claims, or remedial technologies.

Because we will be primarily dependent upon two products, our business will not be diversified, and we may not be able to adapt to changing market conditions or endure any decline in the ethanol industry.

Our success depends on our ability to timely construct the ethanol plant and efficiently produce ethanol and distillers grains.  We do not have any other lines of business or other sources of revenue to rely upon if we are unable to produce and sell ethanol and distillers grains, or if the market for those products decline.  Our ethanol plant will not have the ability to produce any other commercial products.  Our lack of diversification means that we may not be able to adapt to changing market conditions or to weather any significant decline in the ethanol industry.

Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified officers, engineers, and operators to efficiently operate the ethanol plant.

When construction of the proposed ethanol plant nears completion, we will need a significant number of employees to operate the ethanol plant.  FREMAR has not had experience in operating and managing ethanol plants and intends on hiring personnel for those positions.  Our success depends in part on our and FREMAR’s ability to attract and retain competent personnel to a rural community.  Through FREMAR, we must hire qualified managers, engineers, operations and other personnel.  Competition for employees in the ethanol industry is intense.  We cannot be certain that we, through FREMAR, will be able to attract and maintain qualified personnel.  If we, through FREMAR, are unable to hire and maintain productive and competent personnel, the amount of ethanol we produce may decrease and we may not be able to efficiently operate the ethanol plant.

Operation of the plant is dependent on a license of certain proprietary information from ICM.  Operation of the plant is dependent upon an operating license granted by ICM to the Company.

Pursuant to an agreement with ICM, we will license from ICM certain proprietary technology and information related to the operating systems and procedures for the plant.  It is possible that the license granted to us by ICM could be determined to be invalid.  The license could also be terminated if we default under any of our obligations pursuant to the license agreement.  If the license is determined to be invalid or terminated, we would no longer be able to operate the plant.

Risks Related to Our Organizational Structure and Relationships with Affiliates

We may issue additional units in the future, and this could dilute the ownership interest of current unitholders in us, which could reduce current unitholders’ share of any distribution that we may make and reduce their voting power.

Under our Operating Agreement, we may issue additional units (both for cash and in exchange for services and goods), which will be designated as to class or series when they are issued.  As of the date of this Filing, we have 40,250,000 Class A units and 1,000,000 Class B units outstanding.  In connection with the management agreement we entered into with FREMAR, we have granted to FREMAR a 5% ownership interest in the Company through the issuance of 1,000,000 Class B units to obtain FREMAR’s ethanol plant development assets.  The issuance of additional units or rights to purchase additional units could lower the value of current unitholders’ Class A units by diluting their ownership interest in us, reducing the amount of any distributions we may make to unitholders and reducing their voting power.

Our Operating Agreement contains restrictions on a Class A member’s right to participate in the management of our affairs.

We will be governed primarily by our Operating Agreement.  Our Operating Agreement contains significant restrictions on a Class A member’s right to influence the manner or direction of management.  Essentially, Class A members have no right to participate in management other than to elect or remove the five managers on the Board of Managers that are elected by Class A members and to vote on matters that require the consent of our members.  Transactions that require the consent of our members include a merger, consolidation, or the sale of all or substantially all of our assets, amendments to certain provisions of our Operating Agreement, and voluntarily dissolving our business.

Further, FREMAR will serve as our Company Manager and may not be removed except for cause, such as illegal or unethical conduct, substandard performance for a period of at least two consecutive years or the sale, change of control, or dissolution of FREMAR.  FREMAR will have significant influence over our management, affairs and matters requiring unitholder approval, including the right to approve or disapprove of significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future.  FREMAR appoints our CEO.  Consequently, FREMAR will continue to control the management of our business even though they will own or control substantially less than 50% of our ownership interests.  This will limit a Class A member’s ability to influence corporate matters and, as a result, we may take actions that a Class A member may not view as beneficial.  A Class A member’s inability to influence management may make it very difficult for any Class A member to effect changes to our management or affairs, which makes a change in control difficult to accomplish and may make Class A units unattractive to prospective purchasers.

Under our Operating Agreement, it may be difficult for unitholders to enforce claims against an officer or manager, which means that unitholders may not be able to recover any losses they may suffer through ownership of the units arising from acts of our officers and managers that harm our business.

Our officers, managers, and FREMAR must discharge their duties with reasonable care, in good faith and in our best interest.  Despite this obligation, our Operating Agreement limits an officer’s, manager’s and FREMAR’s liability to us and our members.  Officers, managers and the Company Manager are generally not liable to us or our members for monetary damages for breaches of fiduciary duty, unless it involves:  (1) a willful failure to deal fairly with us or our members in connection with a matter in which the Company Manager, officer or manager has a material conflict of interest; (2) a violation of criminal law, unless the Company Manager, officer or manager had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (3) a transaction from which the Company Manager, officer or manager derived an improper personal profit; or (4) willful misconduct.  These limitations could limit unitholders’ rights to enforce claims against our officers or managers.

Provisions in our Articles of Organization and Operating Agreement could discourage a takeover that unitholders may consider favorable.

Provisions in our Articles of Organization and Operating Agreement may have the effect of delaying or preventing a change of control or changes in our management.  These provisions include the following:  FREMAR has the right to appoint two managers to serve on our Board of Managers as long as it continues to be a Class B member with 1,000,000 Class B units under our Operating Agreement.  Additionally, FREMAR has been appointed as our Company Manager and cannot be removed except for cause.  FREMAR, as Company Manager, has the authority to designate and remove our CEO.  Consequently, FREMAR will have significant influence over management and all matters requiring approval by our members, including the right to approve or disapprove of significant corporate transactions, such as a merger or other sale of our company or its assets.

Our Operating Agreement prohibits cumulative voting in the election of our managers.  This limits the ability of minority unitholders to elect members of the Board of Managers.  This concentrated control and inability of minority unitholders to influence management could discourage others from initiating any potential merger, takeover or other change of control transaction.

Significant conflicts of interest exist in our business structure and may harm our business.

Significant conflicts of interest exist in our structure and planned operation with FREMAR, its affiliate FREMAR, LLC, and our CEO Steve Domm.  Although we will examine these conflicts from time to time, we have not established any formal procedures to address or resolve any conflicts of interest.  While we do not expect these conflicts to interfere with the successful operation of the ethanol plant, conflicts of interest could have adverse consequences for our business because our Company Manager, our managers and officers may place their personal interest and those of their affiliates ahead of our interests.  Some of these conflicts are discussed below.  The current and extended operations of FREMAR and its affiliate, FREMAR, LLC are deemed not to be conflicts of interest in our Operating Agreement.

FREMAR has different and conflicting financial interests.

As discussed elsewhere, FREMAR developed this project, is the Company Manager of our business, appoints our CEO and, in the future, will manage and control our day-to-day operations.  We have entered into material contracts with FREMAR, including a management agreement with FREMAR for construction consulting and management services.  FREMAR, LLC is the largest grain handler in our area with a 110-car rail load out facility and 8.575 million bushels of storage.  FREMAR is a 50% owner of FREMAR, LLC, and ADM., the largest ethanol producer in the United States, is the owner of the other 50% of FREMAR, LLC.  In addition to its rights under the management agreement and our Operating Agreement, FREMAR will serve as our Company Manager, appoint our CEO and manage all of our day-to-day operations.  These are material long-term relationships that will require us to use FREMAR for certain services.  The other owner of FREMAR, LLC,ADM. may have interests that conflict or compete with our interests.  Although we believe that our agreements with FREMAR were in our best interests and any future agreements with FREMAR, LLC will be in our best interests, we cannot be certain of that fact.  In addition, while FREMAR has a 50% ownership interest in FREMAR, LLC, FREMAR does not control FREMAR, LLC, and the other 50% owner, ADM., may not agree that FREMAR, LLC’s facilities should be used for corn origination, handling, shipment, and other related activities for us in the future.

Officers and directors of FREMAR also serve as our managers and officers, and represent management and ownership interests in FREMAR, LLC, and will control our business for the foreseeable future.  Their control of our business is due to our management agreement with FREMAR, FREMAR’s position as our Company Manager, FREMAR’s appointment of our CEO, and FREMAR’s voting rights as a Class B member due to its ownership of Class B units.  FREMAR will receive compensation and fees for their services to us, and may also receive distributions and realize appreciation in their investment through their ownership of our Class B units.

These relationships create conflicts of interest.  For example, our managers and officers will have a conflict of interest in making decisions in their capacity as officers, managers, members and unitholders of our Company, because those decisions may affect the compensation and fees to be received by FREMAR or FREMAR, LLC, for which they are also serving as directors, officers, managers and general managers.  Conflicts of interest could cause our managers and officers to put their own personal interests and those of FREMAR or FREMAR, LLC ahead of ours.  For example, disputes may arise relating to grain handling and procurement, or any contract or arrangement we have entered into with FREMAR or FREMAR, LLC, and it is possible that our managers and officers may resolve such disputes in a manner that may not be in our best interest.  The conflicts of interest in our organizational structure could have a material adverse effect on our business.

Key persons of FREMAR may also have conflicts of interest and may terminate their services to us.

FREMAR relies upon key persons for the proper operation of its businesses, in particular, Steve Domm, as General Manager of FREMAR, and General Manager of FREMAR, LLC.  There is no assurance or guarantee that Mr. Domm or other key individuals will continue their services to FREMAR, and those persons may also provide services to others.  The conflicts of interest noted in the immediately preceding three paragraphs are also applicable to Mr. Domm and those persons.

Our personnel may consist of employees of FREMAR and because most divide their time between our business and that of their other employer, we may not be able to adequately respond to the needs of our business.

FREMAR will serve as our Company Manager and has appointed Mr. Domm, the General Manager and an employee of FREMAR, to serve as our CEO.  We expect to principally hire operations personnel and will rely on FREMAR and Mr. Domm for our management, administrative and other functions.  The fact that we share some of our personnel with another business may hinder our ability to respond to the needs of our business.

Government and Regulatory Risks

Loss of or ineligibility for favorable tax benefits for ethanol production could hinder our ability to operate at a profit.

The ethanol industry and our business are assisted by various federal ethanol tax incentives, including those included in the Energy Policy Act. The provision of the Energy Policy Act likely to have the greatest impact on the ethanol industry is the creation of a 7,500,000,000 gallon-per-year RFS.  The RFS required refiners to use 4,000,000,000 gallons of renewable fuels per year in 2006.  This amount will increase to 7,500,000,000 gallons per year by 2012.  The RFS helps support a market for ethanol that might disappear without this incentive.  The elimination or reduction of tax incentives to the ethanol industry could reduce the market for ethanol, which could reduce prices and our revenues by making it more costly or difficult for us to produce and sell ethanol.  If the federal tax incentives are eliminated or sharply curtailed, decreased demand for ethanol could result, which could lead to a failure of the Company’s business.  The Renewable Fuels Association estimates that the Energy Policy Act could lead to about $6,000,000,000 in new investment in ethanol plants across the country.  An increase in the number of new plants will bring an increase in the supply of ethanol.  The Renewable Fuels Association reports that there are 116 ethanol biorefineries nationwide with the capacity to produce approximately 5,860,000,000 gallons annually.  In addition, the Renewable Fuels Association reports that there are seventy-eight (78) ethanol refineries and seven (7) expansions under construction with a combined annual capacity of approximately 6,228,000,000 gallons.  Thus, while the Energy Policy Act may cause ethanol prices to increase in the short term due to additional demand, future supply could outweigh the future demand for ethanol.  This would have a negative impact on the earnings of the Company.

In addition, the Energy Policy Act creates a new tax credit that permits taxpayers to claim a thirty percent (30%) credit (up to $30,000) for the cost of installing clean-fuel vehicle refueling equipment, such as an E85 fuel pump, to be used in a trade or business of the taxpayer or installed at the principal residence of the taxpayer.  Under the provision, clean fuels are any fuel, at least eighty-five percent (85%) of the volume of which consists of ethanol, natural gas, compressed natural gas, liquefied natural gas, liquefied petroleum gas, and hydrogen, and any mixture of diesel fuel and biodiesel containing at least twenty percent (20%) biodiesel.  The provision is effective for equipment placed in service after December 31, 2005, and before January 1, 2010.

Another important provision involves an expansion in the definition of who qualifies as a small ethanol producer.  Historically, small ethanol producers were allowed a ten-cents-per-gallon production income tax credit on up to fifteen (15) million gallons of production annually.  The size of the plant eligible for the tax credit was limited to thirty (30) million gallons.  Under the Energy Policy Act the size limitation on the production capacity for small ethanol producers increases from thirty (30) million to sixty (60) million gallons.

Historically, ethanol sales have also been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992.  The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution.  Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program.  This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, better known as smog.  The two major oxygenates added to reformulated gasoline pursuant to these programs are MTBE and ethanol.  But MTBE has been linked to groundwater contamination and has been banned from use by many states.  Although the Energy Policy Act did not impose a national ban of MTBE, its failure to include liability protection for manufacturers of MTBE is expected to result in refiners and blenders using ethanol as an oxygenate rather than MTBE to satisfy the reformulated gasoline oxygenate requirement.  While this may create increased demand in the short term, the Company does not expect this to have a long term impact on the demand for ethanol as the Act repeals the Clean Air Act’s two percent (2%) oxygenate requirement for reformulated gasoline immediately in California and 270 days after enactment elsewhere.  The Act did not repeal the 2.7 percent oxygenate requirement for carbon monoxide non-attainment areas which are required to use oxygenated fuels in the winter months.  While the Company expects ethanol to be the oxygenate of choice in these areas, there is no assurance that ethanol will be the preferred oxygenate.

On October 22, 2004, President Bush signed H.R. 4520, which contained the VEETC and amended the federal excise tax structure effective as of January 1, 2005.  Prior to VEETC, ethanol-blended fuel was taxed at a lower rate than regular gasoline (13.2 cents on a ten percent (10%) blend).  Under VEETC, the ethanol excise tax exemption has been eliminated, thereby allowing the full federal excise tax of 18.4 cents per gallon of gasoline to be collected on all gasoline and allocated to the Highway Trust Fund.  This is expected to add on average approximately $3,000,000,000 to the Highway Trust Fund revenue annually.  In place of the exemption, the bill creates a VEETC of 5.1 cents per gallon of ethanol blended at ten percent (10%).  Refiners and gasoline blenders apply for this credit on the same tax form as before only it is a credit from general revenue, not the Highway Trust Fund.  Based on volume, the VEETC is expected to allow much greater refinery flexibility in blending ethanol since it makes the tax credit available on all ethanol blended with all gasoline, diesel, and ethyl tertiary butyl ether (“ETBE”), including ethanol in E-85.  The VEETC is scheduled to expire on December 31, 2010.

To the extent any existing subsidies or favorable tax benefits are reduced, limited, or otherwise modified, the Company’s profitability could be adversely affected.

Future state or federal legislation could adversely affect the Company’s ability to generate revenues through the plant.

Legislation is introduced from time to time in the United States Congress and in state legislatures which could result in limitations on tax incentives granted to ethanol producers, or could affect the prices of ethanol or the resources required to produce ethanol.  The effect of any such legislation, if enacted, cannot be determined at this time.  In addition to legislative proposals previously discussed herein, the Company could be impacted adversely by any proposal that would change the exemption from federal income tax for projects that qualify as solid waste facilities.  As previously discussed, the removal of federal clean air standards, or governmental supports for competing alternative fuels could also negatively impact the Company’s ability to generate revenues.  It cannot be determined at this time whether any such legislation will be introduced or passed, or what effect such actions would have on the Company.

Our business is subject to extensive and potentially costly environmental regulations that could change and significantly increase our operating costs.

The ethanol plant will be subject to environmental regulation by the South Dakota Department of Natural Resources and by the EPA.  These regulations could result in significant compliance costs and may change in the future.  For example, although carbon dioxide emissions are not currently regulated, some authorities support restrictions on carbon dioxide emissions that, if adopted, could have a significant impact on our operating costs because we may have to emit a significant amount of carbon dioxide into the air.  Also, the state environmental agencies or the EPA may seek to implement additional regulations or implement stricter interpretations of existing regulations.  Recently, the EPA cautioned ethanol producers that it is prepared to sue companies whose plants do not comply with applicable laws and regulations.  In a recent test of certain ethanol plants, the EPA expressed concerns over the discovery of certain “volatile organic compounds,” some of which might be carcinogenic.  Changes in environmental regulations or stricter interpretation of existing regulations may require additional capital expenditures or increase our operating costs.  In addition, because our proposed ethanol plant will be a 100 mgy ethanol plant, it may be more difficult and costly for us to comply with applicable environmental regulations than smaller ethanol plants.  In addition, the ethanol plant could be subject to environmental nuisance or related claims by employees, property owners or residents near the ethanol plant arising from air or water discharges.  These individuals and entities may object to the air emissions from our ethanol plant.  Ethanol production has been known to produce an unpleasant odor to which surrounding residents and property owners could object.  Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

Our ability to build and operate the plant will be adversely affected if we are unable to obtain and maintain all required governmental approvals and permits.

The construction and operation of an ethanol plant requires a variety of governmental approvals from local, state, and federal governmental entities.  We have not, as of the date of this Registration Statement, obtained all required governmental approvals and permits.  While we have obtained some approvals and permits, we intend to obtain other approvals and permits as construction of the plant proceeds.  We expect to be able to obtain and maintain all the necessary governmental approvals and permits.  However, if we are unable to obtain or maintain any governmental approval or permit, we may not be able to complete construct or operate the plant.  If there are delays in the issuance of environmental and other regulatory permits there may be delays in the commencement of operations at the plant.

Risks Related to Tax Issues in a Limited Liability Company

If we are not taxed as a partnership, we will pay taxes on all of our net income and unitholders will be taxed on any earnings we distribute, and this will reduce the amount of cash available for distributions to holders of our units.

We expect that we will be taxed as a partnership for federal income tax purposes.  This means that we will not pay any federal or state income tax, and our members will pay tax on their allocated share of our income.  We cannot be certain, however, that we will be able to maintain our partnership tax treatment.  The Internal Revenue Service (“IRS”) may from time to time review our tax status, and we cannot be certain that there will not be changes in the law or our operations that could cause us to lose our partnership tax status.  If we lose our partnership tax status, we may be taxed as a corporation.  If we were treated as a corporation, we would be taxed on our net income at rates of up to 35% for federal income tax purposes.  Further, unitholders would be required to treat distributions that we make to them as ordinary dividend income to the extent of our earnings and profits.  These distributions would not be deductible by us, thus resulting in double taxation of our earnings and profits.  This would reduce the amount of cash we may have available for distributions.

Unitholders’ tax liability from their allocated share of our taxable income may exceed any cash distributions they receive, which means that they may have to pay income tax on their allocated share of our taxable income with their personal funds.

Because we expect to be treated as a partnership for federal income tax purposes, all of our profits and losses will “pass-through” to our unitholders.  Unitholders must pay tax on their allocated share of our taxable income every year.  Unitholders may receive allocations of taxable income that exceed any cash distributions we make to them.  This may occur because of various factors, including but not limited to, accounting methodology, the specific tax rates you face, and payment obligations and other debt covenants that restrict our ability to pay cash distributions.  If this occurs, unitholders may have to pay income tax on their allocated share of our taxable income with their own personal funds.

Because we are treated as a partnership for federal income tax purposes, any audit of our tax returns resulting in adjustments could cause the IRS to audit your tax returns, which could result in additional tax liability to unitholders.

The IRS may audit our tax returns and may disagree with the tax positions that we take on our returns.  The rules regarding partnership allocations are complex.  The IRS could successfully challenge the allocations set forth in our Operating Agreement and reallocate items of income, gains, losses, deductions or credits in a manner that adversely affects our unitholders.  If challenged by the IRS, the courts may not sustain the position we take on our tax returns.  An audit of our tax returns could lead to separate audits of unitholders’ personal tax returns, especially if adjustments are required.  This could result in adjustments on unitholders’ personal tax return and in additional tax liabilities, penalties and interest to them.

ITEM 2.                        FINANCIAL INFORMATION

Selected Financial Data

The following tables set forth our selected historical financial and other information as of the dates for the period indicated, and is derived from our financial statements.

	Period from			Period from
	Inception	Year Ended	Three Months	Inception
	(September 6, 2005)	December 31,	Ended	(September 6, 2005)
	to December 31, 2005	2006	March 31, 2007	to March 31, 2007
			(unaudited)	(unaudited)
Statements of Operations Data:
Revenues	$—	$—	$—	$—
Expenses	591,608	767,683	478,382	1,837,673
Non operating Interest Income	2,630	963,053	216,162	1,181,845
Net Income (Loss)	$(588,978)	$195,370	$(262,220)	$(655,828)
Net Income (Loss) Per Member Unit – Basic	$(0.54)	$0.01	$(0.01)	$(0.02)
Net Income (Loss) Per Member Unit – Diluted	$(0.54)	$0.01	$(0.01)	$(0.02)
Weighted Average Units Outstanding – Basic	1,094,701	34,547,017	41,250,000	28,721,171
Weighted Average Units Outstanding – Diluted	1,094,701	37,994,963	41,250,000	28,721,171

	December 31		March 31,
	2005	2006	2007
			(unaudited)
Balance Sheet Data
Assets:
Current Assets	$2,862,227	$25,024,513	$14,030,312
Other Assets	—	6,736,162	6,761,475
Property and Equipment	1,272	26,524,939	41,933,404
Total Assets	$2,863,499	$58,285,614	$62,725,191
Liabilities and Members’ Equity
Current Liabilities	$85,516	$2,261,748	$4,468,238
Unearned Grant Income	—	—	1,939,063
Subordinated Convertible Note Payable	—	14,078,867	14,635,111
Total Members’ Equity	2,777,983	41,944,999	41,682,779
Total Liabilities and Members’ Equity	$2,863,499	$58,285,614	$62,725,191

Management’s Discussion and Analysis of Financial Condition

The following discussion, which focuses on our plan of operation through the commencement of operations of our plant, consists almost entirely of forward-looking information and statements.  Actual events or results may differ materially from those indicated or anticipated, as discussed in the section entitled “Forward Looking Statements.”  This may occur as a result of many factors, including those set forth in the section entitled “Risk Factors.”  The following discussion of our financial condition and plan of operation should also be read in conjunction with our financial statements and notes to financial statements appearing elsewhere in this Registration Statement.

Business Summary

Millennium Ethanol, LLC is a limited liability company organized under the laws of the state of South Dakota on September 6, 2005.  We are constructing a 100 mgy dry mill ethanol plant in Turner County, South Dakota, that will process corn into ethanol and distillers grains.

We are a development stage company with no revenues from operations.  To date, we have devoted our efforts principally to planning and constructing our proposed ethanol plant and related activities.  We will not generate operating revenue until we complete construction of our plant.  Full production at the plant is scheduled to begin approximately February 2008.

Our plant is designed to use a dry milling process to produce fuel-grade ethanol as its main product and distillers grains as a co-product.  The plant has a design capacity to produce 100 million gallons of ethanol per year.  In addition, we expect the plant will produce approximately 320,000 tons of DDGS each year.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods.  On an ongoing basis, we evaluate our estimates and judgments related to these estimates.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note A to our financial statements appearing at the end of this registration statement, we believe that the following accounting policies are critical in fully understanding and evaluating our reported financial results.

Long Lived Assets

Depreciation on property and equipment is provided on the straight-line method over the estimated useful lives of the assets.  Economic circumstances or other factors may cause managements estimates of useful lives to differ from actual.

Other assets primarily consist of water treatment plant costs which will be amortized to expense over the estimated useful life of the water treatment facility as it relates to the ethanol plant and financing costs which will be amortized to expense over the term of the related debt instrument by a method which approximates the interest method.

Results of Historical Operations and Future Plan of Operations

As indicated above, we are in the process of constructing the ethanol plant that will be our active business.  Until construction of the proposed ethanol plant has been completed and operations have begun, we will have no revenue and non operating interest earned by investment of our resources and our expenses will be associated with the development of our business.  During the fiscal year ended December 31, 2006, we had net income of $195,370, in comparison to a net loss during the period from inception through December 31, 2005 of $588,978.  The difference reflects both interest income during 2006 earned on a significantly greater amount of equity investment provided by our members and earning such interest for an entire fiscal year, as opposed to earning interest income for only a partial year.

 Our expenses during the fiscal year ended December 31, 2006 totaled $767,683, in comparison to expenses during the period from inception through December 31, 2005 of $591,608.  This increase reflects our continuing development stage activities during 2006 for an entire year, in comparison to the shorter period  from inception through the end of 2005. During the fiscal year ended December 31, 2006, we had non operating interest income of $963,053, in comparison to non operating interest income of $2,630 during the period from our inception on September 6, 2005 through December 31, 2005. In addition to receiving interest from investment of our resources for an entire year during the fiscal year ended December 31, 2006, the amounts we had to invest during 2006 included significantly greater amounts of equity investment received from our members.

Our expenses during the three months ended March 31, 2007 totaled $478,382, which reflects our continuing development stage activities during 2007.  During the three months ended March 31, 2007 we had non operating interest income of $216,162, which reflects a decrease in the invested amount due to payment of construction costs and development stage expenses.

We broke ground on plant construction at our site in Turner County, South Dakota in July, 2006.  We will not begin operations or generate revenue until we begin operating the plant, which is scheduled to begin approximately February 2008.  We expect to spend the next several months continuing site development, permitting and plant construction, as well as preparing for start-up operations, including recruiting qualified personnel to operate our plant.  We anticipate that our losses will continue to increase until the ethanol plant is operational.  The total cost of the project, including the construction of the ethanol plant and start-up expenses, is expected to total approximately $154,755,000.

Site Development and Permitting.  We have entered into various consulting arrangements for the completion of site development and permitting associated with our plant, including agreements for engineering services and engineering design services for a rail track and environmental services including air pollution control permit applications, environmental assessments and other permitting work.

Plant Construction and Equipment.  We have entered into a lump-sum design-build agreement with Fagen for the construction of our ethanol plant.  Under the agreement, Fagen is to provide the process design and engineering, construction, equipment purchases and installation.

Start-Up Costs.  In anticipation of plant-start up, we will incur various pre-production costs.  As of plant start-up, we will also need to finance spare parts and corn, chemicals, yeast, denaturant, ethanol and distillers grains inventory.

Production Costs

We expect that corn and energy costs will represent approximately eighty-two percent (82%) of production costs (at current prices and after adjusting for depreciation and amortization).  Corn, as the feedstock to produce ethanol, represents approximately sixty percent (60%) to sixty-two percent (62%) of the total production costs and natural gas represents ten to fifteen percent (10-15%) of production costs.  We believe that controlling a reliable supply of feedstock and minimizing the costs associated with feedstock and energy are critical to the success of any ethanol plant.

Corn - In 2005, South Dakota was the sixth largest corn producing state in the United States.  The ten-county area surrounding our plant produced an annual average of approximately 126.3 million bushels of corn for the six-year period 2000-2005 according to the USDA National Agricultural Statistics Service.

We believe that the lowest cost feedstock will be locally grown corn.  We have entered into a corn procurement and storage agreement with FREMAR, LLC.  The plant will use approximately thirty-six (36) million bushels annually.  FREMAR, LLC, currently handles approximately seventeen (17) million bushels of corn annually through its grain elevator.  FREMAR, LLC’s plan is to direct this corn to our plant and to procure an additional approximately nineteen (19) million bushels annually by retaining the corn exported out of the region.  Adjusting for the corn already handled by FREMAR, LLC, the approximately nineteen (19) million bushels FREMAR, LLC, will need to procure and retain in the region is approximately 30.5 percent of the corn exported out of the region annually by elevators other than the elevator operated by FREMAR, LLC.

The corn storage capacity at existing grain handling facility adjacent to the plant is 8.575 million bushels.  We will construct storage for an additional one (1) million bushels of corn on its site.  This storage capacity may be utilized if market conditions warrant and the total capacity is equal to over three months of the required feedstock needs of our plant.

Energy - The plant will be a natural-gas-fired facility.  We have entered into a ten-year agreement with Northern Natural Gas to supply natural gas capacity to the facility.  However, that contract is subject to final regulatory approval.  Our risk management for energy needs will be provided by Energy Management & Consulting Services, LLC.

Rail - BNSF Railroad currently serves FREMAR, LLC’s grain handling facility (110-car rail load-out capability) and the rail line bisects FREMAR, LLC’s site and the site of our plant.  We will install switching and rail siding dedicated to 95-car outbound ethanol and 100-car outbound DDGS, with the capability for inbound corn.  With BNSF discounts for unit trains, we estimate it will save approximately $4,300,000 a year compared to smaller plants which utilize smaller blocks of cars.  We also believe that the discount spreads will continue to widen as destination markets continue to come on line.  This has already occurred in the whole grain industry as railroads have increased prices for inefficient users.  The adjacent grain facility was the second largest shuttle loader on the BNSF in the four-state area of South Dakota, North Dakota, Minnesota, and Montana for the two-year period 2004-2005.

Trends and Uncertainties Impacting the Ethanol Industry and Our Future Operations

We expect ethanol and distillers grains sales to constitute the bulk of our future revenues.  If we are able to construct the plant and begin operations, we will be subject to industry-wide factors that affect our operating and financial performance.  These factors include, but are not limited to, the available supply and cost of corn from which our ethanol and distillers grains will be processed; the cost of natural gas, which we will use in the production process; dependence on our ethanol marketer and distillers grains marketer to market and distribute our products; the intensely competitive nature of the ethanol industry; possible legislation at the federal, state and/or local level; changes in federal ethanol tax incentives and the cost of complying with extensive environmental laws that regulate our industry. We expect our future cost of goods sold will consist primarily of costs relating to the corn and natural gas supplies necessary to produce ethanol and distillers grains for sale.  As with other commodities, the price of corn, natural gas, ethanol and distillers grains can fluctuate significantly.  Any significant increase in the price of our inputs without corresponding increases in the prices of our outputs would be expected to have a material adverse effect upon our potential net income.

Liquidity and Capital Resources

As of March 31, 2007, we had current assets of $14,030,312 consisting primarily of cash.  As of March 31, 2007, we had current liabilities of $4,468,238.  Since our inception through  March 31, 2007, we have an accumulated deficit of $655,828.  Total liabilities and members’ equity as of March 31, 2007 was $62,725,191.

We estimate the total cost of our ethanol plant project through construction and start-up to be $154,755,000.  We intend to fund the construction of our ethanol plant with cash we have generated from our financing activities in the form of a combination of equity investments, a construction loan, and subordinated convertible mezzanine debt.

We believe that with the cash generated from the proceeds from our equity offerings and the debt financing we have secured, as described in the following paragraphs, we will have adequate funds to support our projected working capital and capital expenditures for the construction of our ethanol plant and until it begins operation, currently projected to be approximately February 2008.

Contractual Obligations and Commercial Commitments

Senior Debt

On June 22, 2006, the Company entered into a construction/term loan agreement with Dougherty which provides for a new construction term loan commitment of $90,000,000 to be used for the construction of the ethanol plant.  A portion of the construction loan commitment may be replaced by the proceeds of the tax exempt bonds and, therefore, the maximum amount to be disbursed under the construction loan may be reduced to approximately $65,000,000.  The senior debt is secured by substantially all of the assets of the Company.  Under the terms of the agreement, distributions to members, including tax distributions, cannot exceed 75% of pre-tax net income.  In addition, distributions cannot be made if the Company’s debt service coverage ratio, as defined, is less than 1.25x.  The Company is also restricted from incurring additional debt, and is limited to capital leases of $250,000 and operating leases with annual rents of $100,000. The term of the senior construction loan commitment allows advances to be made through May 31, 2008.  The senior loan agreement provides a variable interest rate at LIBOR plus 4%.  During the construction phase, interest is due monthly.  During the term phase, payments will be based on monthly amortized payments of principal and interest sufficient to amortize the remaining unpaid principal balance to a maturity date of March 31, 2013.

The senior loan agreement provides that the lender will hold back from disbursement from the senior loan a $4,200,000 construction contingency reserve and a $6,900,000 interest reserve until drawn on under the agreement, or if not drawn will be deposited into the debt service cash reserve account.  A debt service cash reserve account will be set up based on 75% of Project Free Cash Flows as defined in the agreement up to an aggregate of $7,000,000 to be maintained with the lender.  Additionally, beginning the first month of the second year of the term phase of the loan, and monthly thereafter, the Company will be required to deposit $50,000 in an interest-bearing account for capital expenditures for the replacement of machinery and equipment.  As of  May 31, 2007, no amounts had been advanced on the construction term loan, and the Company was in compliance with all applicable terms, covenants and conditions thereof.  After all equity proceeds and subordinated debt and tax increment financing proceeds have been spent on Project costs, and the other conditions precedent to the initial advance are satisfied, including for example that there be no event of default, then construction loan advances may be used to pay Project costs.

Tax Increment Financing (TIF)

The County has issued its Tax Incremental Bonds in the original aggregate principal amount of $2,490,000, pursuant to the Tax Increment Indenture. The Tax Increment Bonds are limited obligations of the County, payable solely from the collections of tax increments received by the County from the District which have been irrevocably pledged to the payment thereof, and from certain other money held by the County.  The ethanol plant is located in the District and the availability of tax increment to pay the Tax Increment Bonds is dependent, in large part, upon the successful completion of the Project and its successful and continued

operation.  The Tax Increment Bonds are not general obligations of the County, the State of South Dakota, or any other political subdivision of the State.

The proceeds derived by the County from the sale of the Tax Increment Bonds will be applied to the following purposes:  (i) to make a grant to the District to pay costs of land acquisition associated with the Project; (ii) to pay the costs of issuance of the Tax Increment Bonds; and (iii) to fund a debt service reserve fund to secure timely payment of the Tax Increment Bonds.  The Company has received the proceeds derived from the sale of the Tax Increment Bonds and approximately $1,900,000 will be available for the land acquisition grant.

Subordinated Debt

The Mezzanine Loan was made to the Company by Farmers Energy, a wholly-owned-or-controlled subsidiary of Rex Radio. The following are the terms of the Mezzanine Loan:

Loan Amount:	$14,000,000
Loan Term:	Seven (7) years.
Interest Rate:	Fixed at 15.6% (1.3% monthly)
Repayment / Amortization:	P&I payable monthly over a 10 year amortization.
Conversion Rights:

Farmers Energy will retain the right to purchase up to 20,000,000 Class C Units at $0.90 per unit (or 21,176,470 Class C Units at $0.85 per unit if conversion is requested earlier by the Company) until the maturity date of the Mezzanine Loan. This constitutes all of the Class C Units. If Farmers Energy fully exercises its rights, the purchase price will be $18,000,000.

During the construction period, interest on the Mezzanine Loan will accrue and be added to the principal balance.  Accrued interest is estimated to total approximately $2,650,000 during the construction period.  Therefore, when the amortization period begins at the commencement of ethanol production, the principal balance of the Mezzanine Loan will total approximately $16,650,000.  The Company has the right to prepay the Mezzanine Loan down to a prepaid balance of $11,000,000, with a prepayment fee equal to six months interest on the prepaid amount.

The Mezzanine Loan is secured by a third mortgage and security interest on the Company’s property and payment is fully subordinated to the construction term loan, the tax exempt bonds, the letter of credit facility and the line of credit facility.  Under the terms of the construction term loan agreement, the proceeds of the Mezzanine Loan are required to be expended on Project costs prior to any disbursement of the proceeds of the construction term loan or the proceeds of the tax exempt bonds.  Farmers Energy has funded the Mezzanine Loan.  The expected maturities of this Mezzanine Loan are as follows: 2007 $0; 2008 $676,543; 2009 $856,371; 2010 $999,943; 2011 $1,167,585; and thereafter $10,378,425.

Line of Credit

On June 29, 2006, the Company entered into a revolving credit and security agreement with Dougherty which provides for a revolving line of credit up to $7,000,000 to provide working capital for the operation of the Project.  The revolving credit facility was subsequently assigned and transferred by the original lender on January 15, 2007 to First Bank & Trust, a South Dakota state bank.  The revolving credit facility is secured by the Company’s accounts and inventory.  The revolving line of credit of $7,000,000 is limited to the amount calculated in the borrowing base report and expires May 28, 2009.  The revolving loan agreement provides a variable interest rate at LIBOR plus 4%.  There is a commitment fee of $140,000 and an unused line fee on the daily portion of the commitment at a rate of ¼ of 1 percent per quarter payable on the last day of each quarter.  As of May 31, 2006, no amounts had been advanced on the revolving loan.  The Company does not anticipate using the line of credit until closer to completion of the construction phase.

The following table summarizes our long-term contractual obligations as of  April 26, 2007:

	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 Years
Long-Term Debt Obligations, including interest payments	$32,151,293	—	$6,430,259	$6,430,259	$19,290,775
Purchasing Obligations	118,985,665	94,171,448	4,548,712	4,413,305	15,852,200

Total	$151,136,958	$94,171,448	$10,978,971	$10,843,564	$35,142,975

Off-Balance Sheet Transactions

As of January 1, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Market-Risk Disclosure

Given that we are involved in the construction of our ethanol plant and have not yet commenced operations (and do not expect to do so until early 2008), we have not entered into any arrangements that would be included in a trading portfolio.   In addition, with respect to our existing arrangements, we do not believe that we are exposed to market risks such as commodity price risks, foreign currency exchange rate risks or the like.  When construction of our ethanol plant has been completed and we begin active operations, we will be entering into arrangements pursuant to which we will be exposed to certain market risks.  Prior to the commencement of active operations, we will adopt policies and strategies to manage any such market risk exposures.

ITEM 3.                        PROPERTIES

In general

The site on which the ethanol plant is being built is located in Turner County, South Dakota.  The amount of land under ownership is approximately 211 acres which is more than enough to construct and operate the plant as currently planned, as well as permit future expansion of the plant or the addition of other facilities such as biodiesel and grain storage facilities.

Corn availability.

A significant amount of corn (126.3 million bushels on average) is produced annually in the nearby counties.  In addition, given the estimated amount of corn utilized annually, and the fact that corn is projected to account for approximately sixty percent (60%) to sixty-two percent (62%) of the plant’s annual cost of production, we have placed significant emphasis upon locating the plant in an area with historically competitive corn prices in addition to an abundant supply.

Rail transportation infrastructure at the site.

The plant has readily available access to rail service through the BNSF Railroad, which provides access to markets in the upper Midwest and the West Coast, and other major markets throughout the United States.  The site is immediately adjacent to the BNSF Railroad line and includes a rail siding.  We will install a railroad switch and siding dedicated to ninety-five (95) car railroad train for outbound ethanol and 100 car railroad for DDGS, with the potential for inbound corn.

BNSF currently offers an $800 incentive off published single-car rates for shipment of a full ninety-five (95) car ethanol unit train (and an $800 incentive off published single-car rates for full 100-car DDGS unit train) originating at one origin and delivered to one destination.  The intent and pricing strategy for BNSF ethanol and DDGS long term will be to widen the spread between singles and full units, as well as partial units and full units.  The $800 and $800 incentives will be the minimum spread between singles and units.  The ethanol industry will evolve similarly to the whole grain industry.  As larger plants are being built, there will be less ability for smaller ethanol plants to ship the partial units. As a result of the incentives, we estimate that our annual shipping costs will be approximately $5.3 million less than if we shipped at single car rates.

Road transportation infrastructure at the site.

Our plant’s site has immediate access to State Highways 44 and 81, and is located approximately fifteen (15) miles from Interstate 90 to the north and approximately twenty (20) miles from Interstate 29 to the east.

ITEM 4.                        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of our Class A units and Class B units as of the date of this registration statement for each person: (1) known to us to beneficially own more than 5% of the outstanding Class A units and Class B units; (2) each of our managers; (3) each of our officers; and (4) our managers and officers, as a group.  No Class C units have been issued that this time.

The percentage of beneficial ownership is based on 40,250,000 Class A units outstanding, 1,000,000 Class B units outstanding, and no Class C units outstanding as of the date of this Registration statement.  The column labeled “Voting Power” represents the voting power by class of Class A units and Class B units owned beneficially by the unitholder as of the date of this Registration statement. To be approved by the members a matter needs to be approved by both Class A members and Class B members, each voting as a class. See “Description of Registrant’s Securities to be Registered — Voting Rights” for more information.

Beneficial ownership is based on information furnished by the unitholders.  Unless otherwise indicated and subject to community property laws where applicable, each unitholder named in the table below has sole voting and investment power with respect to the units set forth opposite such unitholder’s name.  Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. The address for each beneficial owner is c/o Millennium Ethanol, LLC, 300 North Broadway Avenue, Marion, South Dakota, 57403

	Class A Units			Class B Units		Voting Power
Name of Beneficial Owner	Number		%	Number	%	Class A	Class B

FREMAR Farmers Cooperative****	—		—	1,000,000	100%	—	100%
Dennis Koerner (Chair)****	80,000	*	.20%	—	—	.20%	—
Dale Neuharth (Vice Chair)	85,000.21%			—	—	.21%	—
James R. Graber	68,333.17%			—	—	.17%	—
Marlo Ortman	150,000	**	.37%	—	—	.37%	—
Jeff Scott	75,000.19%			—	—	.19%	—
Wendell Weeldreyer	50,000.12%			—	—	.12%	—
Zafar Rizvi	—	***	—	—	—	—	—
Total	508,333		1.26%	1,000,000		1.26%

*Includes 20,000 Class A units held jointly by Mr. Koerner and his spouse

**Include 80,000 Class A units held jointly by Mr. Ortman and his spouse

***Mr. Rizvi is the President of Farmers Energy, which is the holder of the subordinated convertible mezzanine debt.  That subordinated convertible mezzanine debt is convertible into Class C Units. The debt is convertible into 20 million Class C units at a conversion price of 90 cents per unit, if converted by the lender, or 21,176,470 Class C units at a conversion price of 85 cents per unit, if we request conversion.  The foregoing assumes we have borrowed, and the lender is converting, the full $18.0 million available under the loan.  The conversion rights expire seven years from the earlier of our reaching nameplate production or April 1, 2008.

**** Voting and investment control over units held by FREMAR is exercised by FREMAR’s President, Dennis Koerner.

ITEM 5.                        DIRECTORS AND EXECUTIVE OFFICERS

Our business and affairs will be managed by a Board of Managers and our day-to-day operations will be managed by the Company Manager (FREMAR), and not our members.  Currently, our initial Board of Managers consists of seven managers, two of whom are appointed by FREMAR and one of whom is appointed by Farmers Energy. The other four members are directors of FREMAR who will serve until their successors are elected by the members of our Company.  Except for matters that require the approval of our members, the Board of Managers and the Company Manager has full authority to act on our behalf.  The Board of Managers and the Company Manager may also appoint and delegate its duties and authorities to certain officers.  The names, ages, and certain biographical information regarding our managers and executive officers are set forth below.

Name	Age(1)	Position
Dennis Koerner	60	Chair (Appointed FREMAR)
Dale Neuharth	51	Vice Chair (Appointed FREMAR)
Marlo Ortman	66	Manager
James R. Graber	56	Manager
Wendell Weeldreyer	44	Manager
Jeff Scott	30	Manager
Zafar Rizvi	56	Manager (Appointed Farmers Energy Millenium, LLC))
Steve Domm	41	CEO

(1) All ages are as of January 1, 2007

Company Managers and Officer Biographies

Dennis Koerner

Mr. Koerner has been a member of the FREMAR Board since its inception in 1992, serving as its Chair since 2001.  He is also the designated Chair of the FREMAR, LLC Board of Governors.  Mr. Koerner has owned and operated his family farm since 1969.  His son recently joined the operation.  Mr. Koerner received his business accounting and economics degree in 1968 from the University of Sioux Falls.

Dale Neuharth

Mr. Neuharth is Vice Chairman of FREMAR Board of Directors.  Mr. Neuharth owns and operates a farm by Freeman, South Dakota.

Mr. Neuharth has been actively engaged in farming for the past 25 years.

Marlo Ortman

Mr. Ortman has been on the FREMAR Board since its inception, serving as its Secretary since 1992.  He is also an associate member of the Board of Governors for FREMAR, LLC.  Mr. Ortman operates a grain and livestock operation southwest of Marion, South Dakota.

James R. Graber

Mr. Graber has served as a director of FREMAR for twelve years.  He was also a member of the Board of Governors of FREMAR, LLC, since the company’s inception.  A graduate of Bethel College, Mr. Graber has operated a corn, soybean and cattle farm near Marion, South Dakota since 1971.

Wendell Weeldreyer

Mr. Weeldreyer has served as a director of FREMAR for the last three years.  He is also an associate member of the Board of Governors for FREMAR, LLC.  Mr. Weeldreyer operates a grain and livestock operation northwest of Marion, South Dakota. Mr. Weeldreyer has been actively engaged in farming for the past 20 years.

Jeff Scott

Mr. Scott has served as a director of FREMAR for 3 years.  Mr. Scott received his Bachelor of Science degree from South Dakota State University in General Agriculture.  Mr. Scott operates a grain and livestock operation near Canistota, South Dakota. Mr. Scott has been actively engaged in farming for the past 10 years.

Zafar Rizvi

Mr. Rizvi is a Vice President at Rex Stores Corporation, a position he has held since 1991.  In addition, he serves as President of Farmers Energy, a wholly owned subsidiary of Rex Stores Corporation.  Since 1998, he has spent a considerable amount of time in alternative energy projects, including ethanol, for Rex Stores Corporation.  He serves as a board member on other ethanol entities.  Mr. Rizvi holds a B.A. in economics from Punjab University in Pakistan, an H.N.D in business studies from City of London Polytechnic in England and an M.B.A. from the University of Phoenix.

Steven Domm

Mr. Domm is General Manager of FREMAR and General Manager of FREMAR, LLC.  Mr. Domm has held these positions since November 2000.  From 1989 to 2000 Mr. Domm managed Colfax Farmers Elevator, Inc., in Colfax, North Dakota.  Mr. Domm received his Agricultural Economics degree from North Dakota State University in Fargo, North Dakota.

Company Manager Appointees

FREMAR has the right to appoint one manager to our board under our Operating Agreement for each 500,000 Class B units owned by FREMAR.  FREMAR owns 1,000,000 Class B units.

Company Manager

Although the Board of Managers manages our business, FREMAR, will serve as our Company Manager and will manage our day-to-day operations and affairs with our CEO who is appointed by FREMAR.  FREMAR will provide us management and administrative services relating to our business and the operation of the ethanol plant.  FREMAR will assist us with and advise us on nearly all management and administrative functions of our business, including, among other things, accounting matters, billing and collections, business planning, tax matters, maintenance of business and corporate records and human resource functions.

In general, as Company Manager, FREMAR has the responsibility and authority to:

•                  Implement the decisions of our Board of Managers;

•                  Conduct and manage the day-to-day operations of our business, including hiring and removing officers, employees and consultants, executing contracts on our behalf and making capital expenditure, tax and insurance decisions;

•                  Oversee our risk management and the sale of our finished products and the procurement of inputs to the production process;

•                  Execute all agreements, contracts, documents, certifications and instruments of any kind or character that the Company Manager deems necessary or appropriate in connection with the management of our business and operation of the ethanol plant;

•                  Make personnel decisions, including the hiring and removal of officers and managers to operate the ethanol plant and manage our business;

•                  Oversee and manage all accounting, payroll, purchasing, cash management, financial planning, budgeting, auditing, tax and other books and records;

•                  Collect customer payments and other cash receipts, invest excess cash, disburse cash and make other payments; and

•                  FREMAR’s services to us may be conducted with FREMAR’s employees.  FREMAR will be reimbursed for the services of its employees, but FREMAR will be responsible for all compensation to our CEO.

The initial term of the management agreement is seven (7) years from September 1, 2005.  The agreement will be automatically renewed for successive three (3) year periods, provided that the agreement may be terminated by either party upon 180-day written notice prior to the beginning of any renewal period.  Termination of FREMAR as Company Manager through expiration of the management agreement does not terminate FREMAR’s status as a Class B member, Class B unitholder, and Manager appointment rights.

Prior to the end of the initial term, we may, upon the affirmative vote of two-thirds of the managers on our Board of Managers (other than those appointed by FREMAR) terminate the management agreement with FREMAR and FREMAR’s position as Company Manager “for cause”.  Cause is defined as:

•                  Intentional failure to comply with applicable laws or regulations or unethical conduct that harms the performance or financial results of the Company;

•                  FREMAR’s breach of a material term of the agreement;

•                  Acts or conduct by FREMAR which is willful, wanton, intentional, or knowing misconduct, or which constitutes self dealing and/or gives right to improper profit on the part of FREMAR in breach of a fiduciary duty or duty of loyalty that FREMAR owes to the Company under the agreement;

•                  Substandard performance of FREMAR as Company Manager for two consecutive years after notification after one year; and

•                  A change of control or dissolution of FREMAR.

If FREMAR is terminated as a Class B member for cause, FREMAR will also be terminated as Company Manager.

ITEM 6.                        EXECUTIVE COMPENSATION

Compensation of Officers and Managers

Mr. Domm, as Chief Executive Officer, will receive no compensation directly from us.  Mr. Domm will receive compensation from FREMAR for the services he provides to us as our Chief Executive Officer under the management and consulting agreement.

Members of the Board of Managers receive $100 per diem for attending meetings and for rendering services to us.  Further, they receive reimbursement for reasonable expenses incurred, if any, in connection with attending meetings of the board and rendering services to us.

Compensation of Company Manager

We pay a management fee of $35,000 per month to FREMAR.  In addition, FREMAR owns Class B units, which comprise a 5% ownership interest in our Company.  FREMAR’s ownership interest in 1,000,000 Class B units also grants it the right to appoint two (2) Managers to our board.  We have also agreed to reimburse FREMAR for all out-of-pocket expenses it incurs in connection with its performance of consulting services under the agreement.

ITEM 7.                        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Overview

Since our inception, we have engaged in the transactions described below with our Company Manager, FREMAR, who owns all of the Class B units, which vote as a class on major issues and 5% of the ownership interests in the Company.  Although we believe the transaction with FREMAR was and will be in our best interest, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in arms-length transactions.

In addition, conflicts of interest exist and may arise in the future because of the relationships between and among our managers, officers, their affiliates and us, and the fact that we may, from time to time, enter into transactions with FREMAR, FREMAR, LLC, our managers, officers and affiliates.  These conflicts of interest are described below.  Conflicts of interest could cause our managers and officers to put their own personal interests or those of FREMAR or FREMAR, LLC ahead of ours.  We may not be able to resolve conflicts of interests, or if resolved, the resolution may be less favorable than if it involved unaffiliated parties.

Transactions with related parties and conflicts of interest may adversely affect our business and the value of your investment.

Our Related Parties

FREMAR is our Company Manager and also is the holder of our Class B units.  Mr. Domm, the General Manager of FREMAR has been appointed by FREMAR to serve as our Chief Executive Officer.  Dennis Koerner, Chair, and Dale Neuharth, Vice Chair of our Board of Managers, and our other initial managers, were appointed to our Board of Managers by FREMAR.  FREMAR, LLC is 50% owned by FREMAR and will source corn for our ethanol plant.

Transactions with FREMAR

Management Agreement

We pay a management fee of $35,000 per month to FREMAR.  In addition, FREMAR owns Class B units, which comprise a 5% ownership interest in our Company.  FREMAR’s ownership interest in 1,000,000 Class B units also grants it the right to appoint two (2) Managers to our board.  We have also agreed to reimburse FREMAR for all out-of-pocket expenses it incurs in connection with its performance of consulting services under the agreement.

In general, as Company Manager, FREMAR has the responsibility and authority to:

•                  Implement the decisions of our Board of Managers;

•                  Conduct and manage the day-to-day operations of our business, including hiring and removing officers, employees and consultants, executing contracts on our behalf and making capital expenditure, tax and insurance decisions;

•                  Oversee our risk management and the sale of our finished products and the procurement of inputs to the production process;

•                  Execute all agreements, contracts, documents, certifications and instruments of any kind or character that the Company Manager deems necessary or appropriate in connection with the management of our business and operation of the ethanol plant;

•                  Make personnel decisions, including the hiring and removal of officers and managers to operate the ethanol plant and manage our business;

•                  Oversee and manage all accounting, payroll, purchasing, cash management, financial planning, budgeting, auditing, tax and other books and records;

•                  Collect customer payments and other cash receipts, invest excess cash, disburse cash and make other payments; and

•                  FREMAR’s services to us may be conducted with FREMAR’s employees.  FREMAR will be reimbursed for the services of its employees, but FREMAR will be responsible for all compensation to our CEO.

The initial term of the management agreement is seven (7) years from September 1, 2005.  The agreement is automatically renewed for successive three (3) year periods, provided that the agreement may be terminated by either party upon 180-day written notice prior to the beginning of any such renewal period.

Prior to the end of the initial term, we may, upon the affirmative vote of two-thirds of the managers on our Board of Managers (other than those appointed by FREMAR) terminate the management agreement with FREMAR and FREMAR’s position as Company Manager “for cause”.  Cause is defined as:

•                  Intentional failure to comply with applicable laws or regulations or unethical conduct that harms the performance or financial results of the Company;

•                  FREMAR’s breach of a material term of the agreement;

•                  Acts or conduct by FREMAR which is willful, wanton, intentional, or knowing misconduct, or which constitutes self dealing and/or gives right to improper profit on the part of FREMAR in breach of a fiduciary duty or duty of loyalty that FREMAR owes to the Company under the agreement;

•                  Substandard performance of FREMAR as Company Manager for two consecutive years after notification after the first year of substandard performance; and

•                  A change of control or dissolution of FREMAR.

Role as the Company Manager

In addition to the management agreement described above, FREMAR is also the “Company Manager” under our Operating Agreement.

Although the Board of Managers manages our business, FREMAR, as our Company Manager, will appoint our CEO and be responsible to manage our day-to-day operations and affairs.  FREMAR will provide us management and administrative services relating to our business.  FREMAR will assist us with and advise us on nearly all management and administrative functions of our business, including, among other things, accounting matters, billing and collections, business planning, tax matters, maintenance of business and corporate records and human resource functions.

We issued a 5% ownership interest in our Company to FREMAR consisting of 1,000,000 Class B Units in exchange for the ethanol plant development assets contributed by FREMAR to our Company.  In general, as Company Manager, FREMAR has the responsibility and authority to:

•                  Appoint or remove our CEO;

•                  Implement the decisions of our Board of Managers;

•                  Conduct and manage the day-to-day operations of our business, including hiring and removing officers, employees and consultants, executing contracts on our behalf and making capital expenditure, tax and insurance decisions;

•                  Oversee our risk management and the sale of our finished products and the procurement of inputs to the production process;

•                  Execute all agreements, contracts, documents, certifications and instruments of any kind or character that the Company Manager deems necessary or appropriate in connection with the management of our business and operation of the ethanol plant;

•                  Make personnel decisions, including the hiring and removal of officers and managers to operate the ethanol plant and manage our business;

•                  Oversee and manage all accounting, payroll, purchasing, cash management, financial planning, budgeting, auditing, tax and other books and records;

•                  Collect customer payments and other cash receipts, invest excess cash, disburse cash and make other payments; and

•                  FREMAR may use certain of its own personnel to provide services to us consistent with its duties as Company Manager, provided that, all employees necessary to operate the facility, other than the CEO, shall be employees of Millennium Ethanol.

Appointment of Managers

FREMAR has the right to appoint one manager to our board as a Class B unitholder for each 500,000 Class B units held by FREMAR.

Conflicts of Interest

In addition to the transactions described above, conflicts of interest exist and may arise in the future because of the relationships between and among us and our officers, managers, Company Manager and their affiliates, and the fact that we may from time to time enter into transactions with our officers, managers, Company Manager and affiliates.  Conflicts of interest could cause our officers, managers or Company Manager to put their own personal interests ahead of ours.  We cannot assure you that transactions we enter into with related parties will be on terms as favorable to us as those that could have been obtained in an arms-length transaction.  Disputes may arise concerning transactions we enter into with related parties, and it is possible that our officers, managers, Company Manager and their affiliates may receive a more favorable resolution than an unaffiliated third party would receive.

Although we intend to examine all conflicts that may arise from time to time, we cannot assure you that conflicts of interest will not harm our business or reduce the value of your units.  We currently have not established any formal procedures to evaluate or resolve any conflicts of interest.  Our Operating Agreement provides certain specific approval mechanisms regarding transactions with us or our affiliates in which our managers, Company Manager or their affiliates has a material financial interest that require the material facts of the interest to be disclosed to the Board of Managers and the transaction to be approved by two-thirds of all disinterested managers.

Conflicts of interest could arise, among others, in the situations described below:

•                  Our officers and managers also serve as officers or directors of FREMAR.  The demands on the time of these individuals due to their attention to the business of FREMAR may from time to time compete for their time and attention to our business.  In addition, these officers or managers may experience conflicts in attempting to act in the best interests of both Millennium Ethanol and FREMAR.

•                  FREMAR will serve as our Company Manager and we have entered into material contracts with FREMAR.  If a conflict or dispute arises between FREMAR and us, it may not be resolved in our best interest because FREMAR may put its own interests ahead of ours.

•                  We may engage in transactions with our managers, officers, Company Manager and their affiliates for the purchase of corn and sale of distillers grains.  Even those these will be on terms similar to those contained in contracts entered into by us with unaffiliated third parties, if a conflict or dispute arises, it may not be resolved in our best interest.

•                  Our managers and officers also serve as directors or officers of other businesses.  While our managers and officers must devote sufficient time to our business and affairs, they may experience conflicts of interest in allocating their time and attention between us and other businesses.  They may also acquire financial or other incentives in other businesses, including other ethanol businesses that may compete against us.

•                  We will reimburse our managers and officers for out-of-pocket expenses relating to our business.  We do not have a reimbursement policy or guideline for determining what expenses will be reimbursed.  We will review and reimburse all reasonable expenses that our managers and officers submit to us.

•                  Decisions of our managers and officers regarding various matters, including expenditures that we make for our business, reserves for accrued expenses, including compensation of the managers and officers, compensation of our managers and reimbursement of out-of-pocket expenses, loan covenants, capital improvements and contingencies will affect the amount of cash available for distribution to unitholders and because of the ownership by FREMAR of our units, our managers and officers may stand to benefit to a greater degree from any distribution to unitholders.

Director Independence

Because we are a limited liability company, our Board of Managers retains the authority and power over the Company that is typically retained by the board of directors of a corporation. Thus, unless otherwise indicated, when we refer below to standards applicable to “directors,” we refer to such standard in respect of the members of our Board of Managers.

The securities laws require us to adopt a definition of manager independence used by a national securities exchange or an inter-dealer quotation system.  We have adopted as our definition of “independent director” the meaning mandated by NASDAQ Marketplace Rule 4200(a)(15) which provides that an independent director is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  In addition, the NASDAQ rule provides that following persons are not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the company;

(B) a director who accepted or who has a family member who accepted any compensation from the company in excess of $100,000 during any period of twelve consecutive months within the three years preceding the determination of independence, except in certain circumstances;

(C) a director who is a family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(D) a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, with limited exceptions;

(E) a director of the issuer who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

(F) a director who is, or has a family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.

Our Board of Managers includes two members who are appointed by FREMAR, four members who are directors of FREMAR, and one member (Zafar Rizvi) who is appointed by

Farmers Energy, the holder of our subordinated convertible mezzanine debt.  Because FREMAR is both our manager, receiving monthly compensation for these services, is the beneficial owner of 100% of our issued and outstanding Class B Units, and is a 50% member in FREMAR, LLC, with whom we contemplate conducting significant business, the members of our Board of Managers appointed by, or serving as directors of, FREMAR may not be an “independent director” pursuant to NASDAQ Marketplace Rule 4200(a)(15).  Further, because Rex has a commitment to loan us up to $18.0 million, and such debt is convertible into an aggregate of approximately 20 million Class C units, Mr. Rizvi, an executive at Rex, the parent of Farmers Energy, and the President of Farmers Energy may not be an “independent director” under the NASDAQ rule due to our loan relationship with Farmers Energy and its ability to acquire a significant equity interest in our company.

ITEM 8.                        LEGAL PROCEEDINGS

From time to time and in the ordinary course of our business, we may be named as a defendant in legal proceedings related to various issues, including worker’s compensation claims, tort claims and contractual disputes.  In the ordinary course of our business, we may also commence suit as a plaintiff.  We are currently involved in no such legal proceedings and are not aware of any potential claims that could result in the commencement of legal proceedings.  We intend to carry insurance that will provide protection against certain types of claims.

ITEM 9.                        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our Class A or Class B units.  However, in accordance with applicable tax regulations, we have arranged for transfers of our Class A units through a qualified matching service offered by Variable Investment Adviser’s, Inc.  While that system may provide some opportunities for liquidity, the restrictions arising from the Company’s partnership tax status and the operation of the qualified matching service, make this system of unit transfers very different from a public trading market such as NASDAQ.  Our Board of Managers on April 24, 2007 suspended trading through the system, pending potentially material developments.  It is not clear when the Board of Managers will once again authorize transfers of units through the system.  Information available through the qualified matching service reflects transfers at prices ranging from $1.61 to $2.04 during the period from November 28, 2006 to April 14, 2007.

As of the date of this Registration Statement, there were 40,250,000 Class A units issued and outstanding and 1,000,000 Class B units issued and outstanding.  There were no Class C units issued and outstanding.

We have not declared or paid any cash dividends on our Class A or Class B units, and we do not anticipate doing so in the immediate future.  We currently intend to retain future earnings, if any, to operate our business.  As of January 1, 2007 there were approximately 950 holders of our units.

ITEM 10.                 RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

1.             1,000,000 of our Class B units in connection with our management agreement with FREMAR.  This offering was a private placement exempt from registration under Section 4(2) of the Securities Act.

2.             38,250,000 of our Class A units to residents of the state of South Dakota for an aggregate purchase price of 38,045,000.  This offering closed on December 31, 2005 and was an intrastate offering exempt from registration under Section 3(a)(11) of the Securities Act.

3.             In addition, on November 20, 2006, eleven months after the previous transaction closed, we sold 2,000,000 additional Class A units for an aggregate purchase price of $2,000,000 to a single investor in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 11.                       DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Authorized Units

Under our Operating Agreement, the Board of Managers is authorized to issue units, which will be designated as to class or series when they are issued.  As of the date of this Registration Statement, we have 40,250,000 Class A units outstanding and 1,000,000 Class B units outstanding.

The voting rights of these classes of units are discussed in greater detail below.  The Board of Managers may accept capital contributions on our behalf and authorize the issuance of additional capital units on terms and conditions as the Board of Managers and the person acquiring the capital units may agree.

Units

Units of the Company represent an ownership interest in the Company.  Holders of our Class A units are bound by our Operating Agreement and, subject to the approval of the Board of Managers, are members in the Company.  Each member has the right to:

•                  Share in our profits and losses ratably in proportion to units held within a class;

•                  Receive distributions when declared by the Board of Managers ratably in proportion to units held within a class;

•                  Participate in the distribution of our assets if we dissolve or liquidate our business;

•                  Access and review certain information concerning our business and affairs; and

•                  Vote on matters that require the consent of our members.

Pursuant to our Operating Agreement, the minimum number of Clas A units a number must hold is 25,000 and the minimum number of Class B units a member must hold is 500,000.

Restrictions on Transfer

Transfer of the units is restricted.  Among other restrictions, Class B units may not be transferred for 3 years after issuance.  All transfers must comply with our Operating Agreement and must be approved by the Board of Managers, in its sole discretion.  The Board of Managers may also adopt a unit transfer policy setting forth the procedures and requirements for transferring units.

The Board of Managers will not approve a transfer unless the transfer complies with our Operating Agreement and certain tax regulations that are important to our maintaining our partnership tax status.  If any member transfers his or her units in violation of our Operating Agreement or without the prior written consent of the Board of Managers, the transfer will be null and void and the parties engaged in the transfer must indemnify and hold us and our members harmless against all cost, liability, and damage that arise from the transfer or attempted transfer.  However, the member may pledge or otherwise encumber all or any portion of his or her capital units, but any resulting transfer must comply with our Operating Agreement and be approved by the Board of Managers.  Even if the Board of Managers approves the transfer, the transfer is not effective until the following conditions, among other things, are satisfied:

•                  We are reimbursed for all costs and expenses, if any, we reasonably incur in connection with the transfer, such as legal, filing and publication expenses;

•                  The potential transferor registers the capital units with the Securities and Exchange Commission and all applicable state securities commissions, provides us an opinion of counsel that is reasonably satisfactory to the Board of Managers that such registration is not necessary;

•                  The potential transferor provides us an opinion of counsel that is reasonably satisfactory to the Board of Managers that the transfer will not cause us to be deemed an “investment company” under the Investment Company Act of 1940;

•                  The potential transferor provides us an opinion of counsel that is reasonably satisfactory to the Board of Managers that the transfer will not cause us to be deemed a “publicly-traded limited partnership” under applicable tax laws; and

•                  The potential transferor delivers, upon our request, any other materials, such as tax information and identification numbers, as we deem necessary to complete the transfer.

We expect that the Board of Managers will routinely consent to transfers and admit the transferee as a member, if the transferor and transferee comply with our Operating Agreement and there are no adverse tax consequences to us from the transfer.  If the transfer of units is approved by the Board of Managers and complies with our Operating Agreement, the transferee will be admitted as a new member of the Company if he or she:

•                  Agrees to be bound by our Operating Agreement;

•                  Assumes obligations under our Operating Agreement with respect to the transferred units;

•                  Pays or reimburses us for any legal, filing and publication expenses, if any, that we incur relating to admitting such individual or entity as a new member;

•                  Delivers, upon our request, any evidence of the authority the person or entity has to become a member of our limited liability company; and

•                  Delivers, upon our request, any other materials, such as tax information and identification numbers, as we deem necessary to complete the transfer.

We may prohibit a transferee from becoming a member for any reason or if he or she does not comply with our Operating Agreement.  Any transferee that is not admitted as a member will be treated as an unadmitted assignee.  An unadmitted assignee may not vote and may only receive distributions that we declare or that are available upon our dissolution or liquidation.  An unadmitted assignee is not entitled to any information or accountings regarding our business and may not inspect or copy our books and records.

Class A Units

Class A units will represent a 95% ownership interest in the Company.  Class B units may be converted to Class A units after three years from their issuance with a corresponding change in the class percentage.  For example, if 500,000 of the 1,000,000 Class B units were converted to Class A units and no other classes were designated, Class A units would represent a 97.5% ownership interest and Class B units would represent a 2.5% ownership interest.  The Class A unitholders vote to appoint four members of the Board of Managers.  Each person holding Class A units has the right to:

•                  A pro rata share of the Company’s profits and losses that are allocated to Class A units collectively, subject to the rights of Class B units and to any preferential rights of any other class of units the Company may issue in the future;

•                  Receive distributions when declared by the Board of Managers to Class A units ratably in proportion to Class A units held, subject to the rights to distributions of Class B units any preferential rights of any other class of units the Company may issue in the future and to any applicable lender restrictions;

•                  Participate in the distribution of Company’s assets to Class A units if it dissolves or liquidates its business, subject to satisfaction of creditors’ claims, Class B units, and any preferential rights of any other class of units it may issue in the future;

•                  Access and review certain information concerning the Company’s business affairs, if the unitholder is also a member; and

•                  Vote on matters submitted to a vote of the Company’s members, on an equal basis with Class B members, if the unitholder is also a member.

The rights and preferences of persons holding Class A units are subject to Class B units and the rights of the holders of units of any class the Company may issue in the future.

Class B Units

Class B units represent a 5% ownership interest in the Company.  Class B units may not be transferred for 3 years after issuance and after 3 years may then be converted to Class A units on the basis of allocations and distributions with a corresponding change in the class percentage of allocations of profit and loss between Class A and Class B.  Class B members appoint one member to the Board of Managers for each 500,000 Class B units held (i.e., FREMAR  appoints two members to the Board of Managers due to its holding 1,000,000 Class B units; the remaining member of the Board of Managers not appointed by the Class A or Class B units is appointed by our subordinated lender).  Each person holding Class B units has the right to:

•                  A pro rata share of the Company’s profits and losses that are allocated to Class B units collectively, subject to the rights of Class A units and to any preferential rights of any other class of units the Company may issue in the future;

•                  Receive distributions when declared by the Board of Managers to Class B units ratably in proportion to Class B units held, subject to the rights to distributions of Class A units any preferential rights of any other class of units the Company may issue in the future and to any applicable lender restrictions;

•                  Participate in the distribution of Company’s assets to Class B unitholders if it dissolves or liquidates its business, subject to satisfaction of creditors’ claims, Class A units, and any preferential rights of any other class of units it may issue in the future;

•                  Access and review certain information concerning the Company’s business affairs, if the Class B unitholder is also a member; and

•                  Vote on matters submitted to a vote of the Company’s members, on an equal basis with Class A members, if the Class B unitholder is also a member.

The rights and preferences of persons holding Class B units are subject to Class A units and the rights of the holders of units of any class the Company may issue in the future.

Potential Future Classes of Units

The Company may, by resolution of its Board of Managers, authorize and issue interests in the Company in the form of units of classes other than Class A units.  Any other class may have voting powers, designations, preferences, limitations and special rights, including delivery or preferred return rights, conversion rights, redemption rights and liquidation rights, any of which may be different from or superior to those of the Class A units or any other class.

Voting Rights

Under the Operating Agreement, a Class A member has one vote for each Class A unit and a Class B member has one vote for each Class B unit held on matters submitted to the members for approval.  To be approved by the members a matter needs to be approved by Class A members and Class B members.  Pursuant to our Operating Agreement, certain matters must be approved by a majority of the Class A members and a majority of the Class B members, voting separately.  Such matters consist of approval of (1) certain mergers or consolidations; (2) certain dispositions or all or substantially all of our assets; (3) our dissolution; and (3) certain amendments to our Operating Agreement.  If units of any other class are issued in the future, holders of the class will have the voting rights as are established for the class by the Board of Managers.  Voting at a meeting of members is either in person or, if authorized by the Board of Managers, by ballot (such as by mail ballot) or by proxy.  Cumulative voting for managers is not allowed.  Non-member unitholders have no voting rights.  Special meetings of the members may be called at any time by the chair of the Board of Managers, by the Board of Managers or by our Secretary upon the request of thirty-three percent (33%) of all members, without regard to class or number of units held by the requesting members.  At any annual or special meeting of the members, a quorum necessary for the transaction of business is present if: (1) when the Board of Managers has authorized the use of mail ballot or proxies, members with twenty percent (20%) or more of the voting power are present; and (2) in any other case, members with ten percent (10%) or more of the voting power are present.  If a vote of more than one class of units is required, the quorum requirement will be applied to members of each class of units that are voting.

Distributions

All distributions will be at the discretion of the Board of Managers.  Subject to that discretion, the Company intends to make cash distributions sufficient to discharge its members’ anticipated combined federal, state and local income tax liabilities arising from allocations to them of taxable income by the Company.  The Board of Managers of the Company may also declare further distributions from time to time.  Holders of Class A units are entitled to equivalent per unit distributions for amounts allocated to Class A.  Holders of Class B units are entitled to equivalent per unit distributions allocated to Class B.  If units of any other class are issued in the future, each unit of the class will have the distribution rights as are established for the class by the Board of Managers.

Capital Contributions and Initial Capital Accounts

The Operating Agreement does not require any unitholder to make additional capital contributions to the Company, except to the extent that the law requires the return of distributions that are made in violation of law.  Interest will not accrue on capital contributions, and unitholders will have no right to be repaid any capital contribution or to have their capital accounts or units redeemed in any circumstances.

Allocation of Profits and Losses

General Allocation Rules

Profits allocated to a unitholder increase the unitholder’s capital account while allocated losses decrease the unitholder’s capital account.  Because distributions of cash or property to the unitholders upon liquidation are based on capital account balances, profit and loss allocations directly affect each unitholder’s eventual entitlement to distributions.  Except for those distributions upon liquidation, unitholders will have no right to be paid with respect to their capital accounts.

Except as otherwise provided for special allocations and changes in unit ownership that occur during a fiscal year, 95% of profits and losses realized by the Company for each fiscal year initially will be allocated by class to the Class A unitholders in proportion to the number of Class A units held by each unitholder and 5% to the Class B unitholders in proportion to the number of Class B units held by each unitholder.  However, if the Board of Managers exercises its authority to create another class or classes of units, each unit issued will have allocation rights as are established for its class by the Board of Managers, and the definition of those rights will affect allocations with respect to the Class A units and the Class B units.

Transfers of Units; Additional Units

If units are transferred during the fiscal year, a method and convention permitted by the tax code and the regulations will be used to take into account the interests of the transferor and transferee in making allocations with respect to the transferred units in the year of transfer.  The same concepts would apply in determining the distributive share of the Company’s profits and losses that are allocable to purchasers in the year in which additional units are issued.  If additional Class A units or Class B units are issued or if units of a new class are issued, the Company and the persons acquiring the additional units may agree on which of the permissible methods and conventions will be used.  If none are specified or agreed to, the Board of Managers will designate a permissible method and convention.

Special Allocation Rules

The general rule for profit and loss allocations is subject to a number of exceptions referred to as special allocations that are generally required by Treasury regulations.  One of the special allocations will apply only if the Company issues a capital interest in consideration of services.  Another special allocation rule prevents a loss allocation to a unitholder that has a zero capital account balance at a time when other unitholders have positive capital account balances.  Any losses that are reallocated under this rule are reversed by a special allocation of income at the earliest opportunity.  The other special allocation rules are likely to apply only if the Company has cumulative net losses that are greater than net capital contributions (capital contributions less prior distributions).

Termination of Membership

Under the Operating Agreement, a Class A member will cease to be a member upon:

•                  a transfer of all of the member’s units;

•                  death of an individual member, or ceasing to exist of a non-individual member, and no successor is left qualified as determined by the Board of Managers to be a member;

•                  failure to meet the minimum unit ownership requirements for membership;

•                  a finding by the Board of Managers that the member has willfully obstructed any lawful purpose or activity of the Company;

•                  a finding by the Board of Managers (in its sole discretion) that the member is a competitor of the Company or its affiliates or is a person who is detrimental to the interests of the Company or its affiliates;

•                  a finding by the Board of Managers that the member has intentionally or repeatedly violated any provision of the Operating Agreement;

•                  a finding by the Board of Managers that the member has breached any agreement with or obligation to the Company;

•                  a finding by the Board of Managers that the member has intentionally or repeatedly taken actions that will impede the Company from accomplishing its purposes; or

•                  resignation by the member as a member of the Company.

In the event of termination of a Class A member (other than upon a complete transfer) all non-financial rights relating to units held will be terminated and the holder will become a non-member unitholder.  A terminated Class A member has no right to require purchase or redemption of the terminated member’s units.  In the event of termination (other than upon a complete transfer), the terminated Class A member’s units will be subject to repurchase by the Company, at the sole discretion of the Company, at a price equal to 80% of the six month trailing sale price as reasonably determined by the Board of Managers.

Distribution of Assets Upon Liquidation

Under the Operating Agreement, on winding up of the Company, subject to any priority distributions of any classes of units, the assets of the Company will be distributed as follows:

•                  first, to creditors in satisfaction of debts, obligations and liabilities (including any loans from unitholders); and

•                  then, to unitholders in proportion to their capital account balances in the Company.

ITEM 12.                 INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under South Dakota law and our operating agreement, a company manager, officer or manager is not liable for any of our debts, obligations or liabilities merely because he or she is a member, manager or officer.  Our Operating Agreement provides that no company manager, officer or manager is liable to us or our members for monetary damages for breaches of fiduciary duties unless they involve (i) a willful failure to deal fairly with us or our members in connection with a matter in which the company manager, officer or manager has a material conflict of interest; (ii) a violation of criminal law, unless the company manager, officer or manager had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the company manager, officer or manager derived an improper personal profit; or (iv) willful misconduct. This could limit our and our members’ ability to bring an action against a company manager, officer or manager for monetary damages arising out of a breach of that company manager’s, officer’s or manager’s fiduciary duties.

In addition, South Dakota law and our operating agreement contains an extensive indemnification provision that requires us to indemnify any company manager, officer or manager who was or is a party to any legal action because he or she is or was a company manager, officer or manager.  We must indemnify against expenses, including attorneys’ fees, judgments, claims and any amounts paid in any settlement that was actually and reasonably incurred by these persons in connection with any legal proceeding.  We may not indemnify our company manager, officers or managers if the liability, damage or expense resulted from (i) a willful failure to deal fairly with us or our members in connection with a matter in which the company manager, officer or manager has a material conflict of interest; (ii) a violation of criminal law, unless the company manager, officer or manager had reasonable cause to believe that his, her or its conduct was lawful or no reasonable cause to believe that the conduct was unlawful; (iii) a transaction from which the company manager, officer or manager derived an improper personal profit; or (iv) willful misconduct. With regard to liabilities arising under the Securities Act, the Securities and Exchange Commission advises that indemnification for liabilities arising under the federal securities laws is against public policy and is unenforceable.

ITEM 13.                 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are appended to the end of this registration statement, following the signature page.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.                 FINANCIAL STATEMENTS AND EXHIBITS

(a)          Financial Statements.  Our financial statements are appended to the end of this registration statement, following the signature page.

(b)         Exhibits

Exhibit Numbers	Description

2.1	Agreement and Plan of Merger dated May 31, 2007 between US BioEnergy Corporation, US Bio Acquisition Sub, LLC and Millennium Ethanol, LLC(1)

3(i)	Articles of Organization(2)

3(ii)	Operating Agreement(2)

3(iii)	Certificate of Designation for Class C Units(2)

10.1	Loan and Security Agreement dated June 22, 2006 between Millennium Ethanol, LLC and Dougherty Funding, LLC(1)

10.2	Phase I and Phase II Engineering Service Agreement dated December 1, 2005 between Millennium Ethanol, LLC and Fagan Engineering, LLC(2)

10.3	Lump Sum Design-Build Agreement dated May 5, 2006 between Millennium Ethanol, LLC and Fagen, Inc.(1)(†)

10.4	Ethanol Sale and Purchase Agreement dated May 31, 2006 between Millennium Ethanol, LLC and Archer Daniels Midland Company(2)

10.5	Corn Procurement Agreement dated June 5, 2006 between Millennium Ethanol, LLC and Fremar, LLC(2)

10.6	DDGS Sales and Purchase Agreement dated June 15, 2006 between Millennium Ethanol, LLC and Archer Daniels Midland Company(2)

10.7	Natural Gas Distribution Delivery Agreement dated February 16, 2007 between Millennium Ethanol, LLC and Northwestern Corporation(2)

10.8	Electric Service Agreement dated July 14, 2006 between Millennium Ethanol, LLC and Southeastern Electric Cooperative(2)

10.9	Management Agreement dated September 6, 2005 between Millennium Ethanol, LLC and Fremar Farmers Cooperative, Inc.(2)

10.10	Water User Agreement dated June 14, 2006 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.11	Water Treatment Plant Financing Agreement dated June 14, 2006 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.12	Water Supply Pipeline Agreement dated January 25, 2007 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.13	Railworks Contract dated July 31, 2006 between Millennium Ethanol, LLC and Railworks Track Systems, Inc.(2)

10.14	Firm Throughput Agreement dated June 12, 2006 between Millennium Ethanol, LLC and Northern Natural Gas(2)

10.15	Phase 2 Precedent Agreement dated May 18, 2006 between Millennium Ethanol, LLC and Northern Natural Gas Company(2)

10.16	Note Purchase and Purchase Rights Agreement dated March 17, 2006 between Millennium Ethanol, LLC and Rex Radio and Television, Inc.(2)

10.17	Revolving Credit and Security Agreement dated June 29, 2006 between Millennium Ethanol, LLC and Dougherty Funding, LLC(1)

10.18	Letter of Credit Application, Reimbursement and Security Agreement dated December 18, 2006 between Millennium Ethanol, LLC and First Bank & Trust(1)

10.19	License Agreement dated May 5, 2006 between Millennium Ethanol, LLC and ICM, Inc.(1)

10.20	Risk Management Agreement for Grain Procurement and Byproduct Marketing dated April 4, 2006 between Millennium Ethanol, LLC and John Stewart and Associates(1)

10.21

Energy Management Agreement dated October 16, 2006 between Millennium Ethanol, LLC and Energy Management and Consulting Services, LLC, as amended by Memorandum of Understanding dated October 27, 2006(1)

10.22	Engagement Letter between Scofield & Associates, LLC and Millennium Ethanol, LLC dated September 26, 2006 and signed by Millennium Ethanol, LLC on October 12, 2006(1)

10.23	Auger Cast Piling agreement between McCormick Construction Company, Inc. and Millennium Ethanol, LLC signed by Millennium Ethanol, LLC on December 1, 2006(1)

10.24	Trading Service Agreement dated December 11, 2006 between Millennium Ethanol, LLC and Variable Investment Advisors, Inc.(1)

10.25	C & A Scale Service, Inc. Contract between Millennium Ethanol, LLC and C & A Scale Service, Inc. signed by Millennium Ethanol, LLC on January 3, 2007(1)

10.26	Service Provider Consent and Amendment to Electric Service Agreement dated May 24, 2007 between Southeastern Electric Cooperative, Inc. and Millennium Ethanol, LLC(1)

23.1	Consent of Independent Public Accountants

(1)           Incorporated by reference to Millennium Ethanol, LLC’s Registration Statement on Amendment No. 1 to Form 10 filed with the Securities and Exchange Commission on June 18, 2007.

(2)           Incorporated by reference to Millennium Ethanol, LLC’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 30, 2007.

(†)           Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions for which confidential treatment has been requested have been filed separately with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLENNIUM ETHANOL, LLC

Date: July 20, 2007	By:	/s/ Steve Domm
Steve Domm
Chief Executive

EXHIBIT INDEX

Exhibit Numbers	Description

2.1	Agreement and Plan of Merger dated May 31, 2007 between US BioEnergy Corporation, US Bio Acquisition Sub, LLC and Millennium Ethanol, LLC(1)

3(i)	Articles of Organization(2)

3(ii)	Operating Agreement(2)

3(iii)	Certificate of Designation for Class C Units(2)

10.1	Loan and Security Agreement dated June 22, 2006 between Millennium Ethanol, LLC and Dougherty Funding, LLC(1)

10.2	Phase I and Phase II Engineering Service Agreement dated December 1, 2005 between Millennium Ethanol, LLC and Fagan Engineering, LLC(2)

10.3	Lump Sum Design-Build Agreement dated May 5, 2006 between Millennium Ethanol, LLC and Fagen, Inc.(1)(†)

10.4	Ethanol Sale and Purchase Agreement dated May 31, 2006 between Millennium Ethanol, LLC and Archer Daniels Midland Company(2)

10.5	Corn Procurement Agreement dated June 5, 2006 between Millennium Ethanol, LLC and Fremar, LLC(2)

10.6	DDGS Sales and Purchase Agreement dated June 15, 2006 between Millennium Ethanol, LLC and Archer Daniels Midland Company(2)

10.7	Natural Gas Distribution Delivery Agreement dated February 16, 2007 between Millennium Ethanol, LLC and Northwestern Corporation(2)

10.8	Electric Service Agreement dated July 14, 2006 between Millennium Ethanol, LLC and Southeastern Electric Cooperative(2)

10.9	Management Agreement dated September 6, 2005 between Millennium Ethanol, LLC and Fremar Farmers Cooperative, Inc.(2)

10.10	Water User Agreement dated June 14, 2006 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.11	Water Treatment Plant Financing Agreement dated June 14, 2006 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.12	Water Supply Pipeline Agreement dated January 25, 2007 between Millennium Ethanol, LLC and TM Rural Water District(2)

10.13	Railworks Contract dated July 31, 2006 between Millennium Ethanol, LLC and Railworks Track Systems, Inc.(2)

10.14	Firm Throughput Agreement dated June 12, 2006 between Millennium Ethanol, LLC and Northern Natural Gas(2)

10.15	Phase 2 Precedent Agreement dated May 18, 2006 between Millennium Ethanol, LLC and Northern Natural Gas Company(2)

10.16	Note Purchase and Purchase Rights Agreement dated March 17, 2006 between Millennium Ethanol, LLC and Rex Radio and Television, Inc.(2)

10.17	Revolving Credit and Security Agreement dated June 29, 2006 between Millennium Ethanol, LLC and Dougherty Funding, LLC(1)

10.18	Letter of Credit Application, Reimbursement and Security Agreement dated December 18, 2006 between Millennium Ethanol, LLC and First Bank & Trust(1)

10.19	License Agreement dated May 5, 2006 between Millennium Ethanol, LLC and ICM, Inc.(1)

10.20	Risk Management Agreement for Grain Procurement and Byproduct Marketing dated April 4, 2006 between Millennium Ethanol, LLC and John Stewart and Associates(1)

10.21

Energy Management Agreement dated October 16, 2006 between Millennium Ethanol, LLC and Energy Management and Consulting Services, LLC, as amended by Memorandum of Understanding dated October 27, 2006(1)

10.22	Engagement Letter between Scofield & Associates, LLC and Millennium Ethanol, LLC dated September 26, 2006 and signed by Millennium Ethanol, LLC on October 12, 2006(1)

10.23	Auger Cast Piling agreement between McCormick Construction Company, Inc. and Millennium Ethanol, LLC signed by Millennium Ethanol, LLC on December 1, 2006(1)

10.24	Trading Service Agreement dated December 11, 2006 between Millennium Ethanol, LLC and Variable Investment Advisors, Inc.(1)

10.25	C & A Scale Service, Inc. Contract between Millennium Ethanol, LLC and C & A Scale Service, Inc. signed by Millennium Ethanol, LLC on January 3, 2007(1)

10.26	Service Provider Consent and Amendment to Electric Service Agreement dated May 24, 2007 between Southeastern Electric Cooperative, Inc. and Millennium Ethanol, LLC(1)

23.1	Consent of Independent Public Accountants

(1)           Incorporated by reference to Millennium Ethanol, LLC’s Registration Statement on Amendment No.1 to Form 10 filed with the Securities and Exchange Commission on June 18, 2007.

(2)           Incorporated by reference to Millennium Ethanol, LLC’s Registration Statement on Form 10 filed with the Securities and Exchange Commission on April 30, 2007.

(†)           Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Omitted portions for which confidential treatment has been requested have been filed separately with the Securities and Exchange Commission.

MILLENNIUM ETHANOL, LLC
Index to Financial Statements

1.	Report of Independent Registered Public Accounting Firm
2.	Balance Sheets
3.	Statements of Operations
4.	Statements of Members’ Equity
5.	Statements of Cash Flows
6.	Notes to the Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Millennium Ethanol, LLC (A Development Stage Company)

Marion, South Dakota

We have audited the accompanying balance sheets of Millennium Ethanol, LLC (A Development Stage Company) as of December 31, 2006 and 2005, and the related statements of operations, members’ equity and cash flows for the year ended December 31, 2006 and for the period from September 6, 2005 (date of inception) to December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium Ethanol, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from September 6, 2005 (date of inception) to December 31, 2005 in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Sioux Falls, South Dakota
April 26, 2007

MILLENNIUM ETHANOL, LLC

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

	March 31,	December 31,	December 31,
	2007	2006	2005
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$13,418,528	$24,966,719	$2,847,227
Interest receivable	—	1,246	2,630
Excise tax refund receivable	557,992	—	—
Prepaid expenses	53,792	56,548	12,370

TOTAL CURRENT ASSETS	14,030,312	25,024,513	2,862,227

PROPERTY AND EQUIPMENT
Building	297,258	—	—
Office equipment	33,308	15,987	1,272
Vehicle	24,659	—	—
Land	1,175,163	1,174,493	—
Construction in progress	40,407,081	25,335,368	—
	41,937,469	26,525,848	1,272
Less accumulated depreciation	4,065	909	—
	41,933,404	26,524,939	1,272

OTHER ASSETS
Construction escrow account	8,674	10,000	—
Deferred financing costs, net of amortization	3,824,801	3,798,162	—
Water treatment plant costs	2,928,000	2,928,000	—
	6,761,475	6,736,162	—

TOTAL ASSETS	$62,725,191	$58,285,614	$2,863,499

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$227,016	$66,901	$85,516
Accrued expenses	15,760	21,039	—
Construction costs payable, including retained amounts of $3,261,733 and $2,112,876 at March 31, 2007 and December 31, 2006, respectively	4,225,462	2,173,808	—

TOTAL CURRENT LIABILITIES	4,468,238	2,261,748	85,516

UNEARNED GRANT INCOME	1,939,063	—	—

SUBORDINATED CONVERTIBLE NOTE PAYABLE	14,635,111	14,078,867	—

COMMITMENTS AND CONTINGENCIES

MEMBERS' EQUITY

Class A member units, 40,250,000 units outstanding as of March 31, 2007 and December 31, 2006, and 410,000 units outstanding and 34,990,000 units subscribed as of December 31, 2005	40,221,677	40,221,677	38,188,613
Class B member units, 1,000,000 units outstanding	2,116,930	2,116,930	168,348
Class A subscriptions receivable relative to 34,990,000 units	—	—	(34,990,000)
Deficit accumulated during development stage	(655,828)	(393,608)	(588,978)
	41,682,779	41,944,999	2,777,983

TOTAL LIABILITIES AND MEMBERS' EQUITY	$62,725,191	$58,285,614	$2,863,499

See notes to financial statements.

2

MILLENNIUM ETHANOL, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

			Period from	Period from
	Three Months		Inception	Inception
	Ended	Year Ended	(September 6,2005)	(September 6,2005)
	March 31,	December 31,	to December 31,	to March 31,
	2007	2006	2005	2007
	(Unaudited)			(Unaudited)

REVENUES	$—	$—	$—	$—

OPERATING EXPENSES
Organizational expense	—	—	501,092	501,092
Management fees	105,000	270,000	40,000	415,000
Professional and consulting fees	192,057	343,123	27,616	562,796
General and administrative	181,325	154,560	22,900	358,785

OPERATING LOSS	(478,382)	(767,683)	(591,608)	(1,837,673)

NON OPERATING INCOME
Interest income	216,162	963,053	2,630	1,181,845

NET INCOME (LOSS)	$(262,220)	$195,370	$(588,978)	$(655,828)

NET INCOME (LOSS) PER MEMBER UNIT – BASIC	$(0.01)	$0.01	$(0.54)	$(0.02)
NET INCOME (LOSS) PER MEMBER UNIT – DILUTED	$(0.01)	$0.01	$(0.54)	$(0.02)

WEIGHTED AVERAGE MEMBER UNITS OUTSTANDING – BASIC	41,250,000	34,547,017	1,094,701	28,721,171
WEIGHTED AVERAGE MEMBER UNITS OUTSTANDING – DILUTED	41,250,000	37,994,963	1,094,701	28,721,171

See notes to financial statements.

3

MILLENNIUM ETHANOL, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF MEMBERS’ EQUITY

				Deficit Accumulated
	Capital Contributed		Class A	During
	Class A	Class B	Subscriptions	Development
	Membership	Membership	Receivable	Stage	Total

BALANCE – September 6, 2005 (Date of Inception)	$—	$—	$—	$—	$—

Issuance of 410,000 Class A Membership Units at $.50 per unit – October 4, 2005	205,000	—	—	—	205,000

Issuance of 1,000,000 Class B Membership Units at $.50 per unit in exchange for services – September 30, 2005	—	500,000	—	—	500,000

Subscriptions for 37,840,000 Class A Membership Units at $1.00 per unit as of December 31, 2005	37,840,000	—	(37,840,000)	—	—

Collections of subscriptions for Class A membership units	—	—	2,850,000	—	2,850,000

Costs of raising capital	(188,039)	—	—	—	(188,039)

Revaluation of membership units under the operating agreement provisions	331,652	(331,652)	—	—	—

Net loss			—	(588,978)	(588,978)

BALANCE – December 31, 2005	38,188,613	168,348	(34,990,000)	(588,978)	2,777,983

Collections of subscriptions for Class A membership units	—	—	34,990,000	—	34,990,000

Issuance of 2,000,000 Class A membership units at $1.00 per unit – November 20, 2006, pursuant to May 5, 2006 agreement	2,000,000	—	—	—	2,000,000

Adjustment for beneficial conversion feature of debt agreement	2,000,000	—	—	—	2,000,000

Costs of raising capital	(18,354)	—	—	—	(18,354)

Revaluation of membership units under the operating agreement provisions	(1,948,582)	1,948,582	—	—	—

Net income	—	—	—	195,370	195,370

BALANCE – December 31, 2006	40,221,677	2,116,930	—	(393,608)	41,944,999

Net loss (Unaudited)	—	—	—	(262,220)	(262,220)

BALANCE – March 31, 2007 (Unaudited)	$40,221,677	$2,116,930	$—	$(655,828)	$41,682,779

See notes to financial statements.

4

MILLENNIUM ETHANOL, LLC

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

			Period from	Period from
	Three Months		Inception	Inception
	Ended	Year Ended	(September 6,2005)	(September 6,2005)
	March 31,	December 31,	to December 31,	to March 31,
	2007	2006	2005	2007
	(Unaudited)			(Unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(262,220)	$195,370	$(588,978)	$(655,828)
Changes to net income (loss) not affecting cash
Depreciation	3,156	909	—	4,065
Equity issued in exchange for services	—	—	500,000	500,000
Changes in current assets and liabilities
Interest receivable	1,246	1,384	(2,630)	—
Prepaid expenses	2,756	(44,178)	(12,370)	(53,792)
Accounts payable	139,118	(23,643)	85,516	200,991
Accrued expenses	(5,279)	21,039	—	15,760

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(121,223)	150,881	(18,462)	11,196

INVESTING ACTIVITIES
Purchase of office equipment	(14,033)	(14,715)	(1,272)	(30,020)
Purchase of land	(670)	(1,174,493)	—	(1,175,163)
Purchase of capital assets	(321,917)	—	—	(321,917)
Construction in progress	(12,869,720)	(21,045,215)	—	(33,914,935)
Payment of water treatment plant costs	—	(2,928,000)	—	(2,928,000)
Proceeds from (payments to) construction escrow account	1,326	(10,000)	—	(8,674)

NET CASH USED IN INVESTING ACTIVITIES	(13,205,014)	(25,172,423)	(1,272)	(38,378,709)

FINANCING ACTIVITIES
Proceeds from subordinated convertible note payable, including $2,000,000 attributed to beneficial conversion feature	—	14,000,000	—	14,000,000
Payment of deferred financing costs	(161,017)	(3,830,612)	—	(3,991,629)
Sale of membership units and collection of unit subscriptions	—	36,990,000	3,055,000	40,045,000
Payment of costs of raising capital	—	(18,354)	(188,039)	(206,393)
Proceeds from tax increment financing	1,939,063	—	—	1,939,063

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,778,046	47,141,034	2,866,961	51,786,041

NET INCREASE (DECREASE) IN CASH	(11,548,191)	22,119,492	2,847,227	13,418,528

CASH – beginning of period	24,966,719	2,847,227	—	—

CASH – end of period	$13,418,528	$24,966,719	$2,847,227	$13,418,528

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest, capitalized as construction in progress	$—	$907	$—	$907

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES AND FINANCING ACTIVITIES
Construction in progress resulting from amortization of discount on note payable	$—	$2,000,000	$—	$2,000,000
Accounts payable incurred for financing costs	$22,737	$5,028	$—	$22,737
Construction costs payable incurred for construction in progress	$4,225,462	$2,173,808	$—	$4,225,462
Accrued interest and amortization of financing costs capitalized as construction in progress	$708,331	$116,345	$—	$824,676

See notes to financial statements.

5

MILLENNIUM ETHANOL, LLC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Information With Respect to the Three Months Ended March 31, 2007 and
the Period from Inception to March 31, 2007 is Unaudited)

NOTE A:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS – Millennium Ethanol, LLC (a South Dakota limited liability Company) was organized in September 2005 to pool investors to build a 50 or 100 million gallon annual production ethanol plant to be located near Marion, South Dakota.  As of March 31, 2007, the Company is in the development stage with its efforts being principally devoted to construction activities of a 100 million gallon ethanol plant.

UNAUDITED INTERIM FINANCIAL INFORMATION – The interim financial information of the Company as of and for the three months ended March 31, 2007 and for the period from inception (September 6, 2005) to March 31, 2007, is unaudited.  The unaudited interim financial information has been prepared on the same basis as the annual financial statements and in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations and cash flows of the Company for the three months ended March 31, 2007, for the period from inception to March 31, 2007 and the financial position of the Company as of March 31, 2007.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period.  Actual results could differ from those estimates.

ORGANIZATIONAL AND START UP COSTS – The Company expenses all organizational and start–up costs as incurred.

SEGMENT REPORTING – The Company is managed as a single operating segment.

FAIR VALUE OF FINANCIAL INSTRUMENTS – The carrying amounts for cash, receivables, accounts payable, construction costs payable and subordinated convertible note payable approximate fair value.

CASH AND CASH EQUIVALENTS – The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

EXCISE TAX REFUND RECEIVABLE – The State of South Dakota has a construction tax refund program for reimbursement of excise, sales and use taxes paid on construction projects.  In 2007, the Company has submitted reimbursement

6

requests for eligible expenses associated with this program which are included in receivables as of March 31, 2007.

PROPERTY AND EQUIPMENT – Property and equipment are stated at the lower of cost or estimated fair value.  Depreciation is computed using the straight–line method over estimated useful lives of five years for office equipment, once the equipment is placed into service. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.  Interest expense incurred during construction periods including deferred financing cost amortization, are capitalized as construction in progress to the extent that qualifying construction expenditures do not exceed outstanding interest–bearing debt.

DEFERRED FINANCING COSTS – The Company defers costs incurred to raise debt financing until the related debt is issued.  Deferred financing costs are amortized over the term of the debt.  Amortization expense was $152,087, $37,478, and $0 for the three months ended March 31, 2007, the year ended December 31, 2006 and the year ended December 31, 2005, respectively.  Expected future annual amortization of deferred financing costs as of December 31, 2006 was as follows: 2007 $591,330; 2008 $591,346; 2009 $547,622; 2010 $516,390; 2011 $516,390; thereafter $1,035,084.

WATER TREATMENT PLANT COSTS – The Company deferred costs which it incurred to construct facilities owned by a rural water user district until the Company begins to receive water from the rural water user district.  The costs were incurred in conjunction with a water supply contract and will be amortized over the useful life of the water treatment facility as it relates to the ethanol plant.

COSTS OF RAISING CAPITAL – The Company defers the costs incurred to raise equity financing until that financing occurs, at which point the deferred costs are offset against the equity raised. These costs totaled $0, $18,354 and $188,039 for the three months ended March 31, 2007, the year ended December 31, 2006, and the period from inception to December 31, 2005.

INCOME TAXES – The Company is organized as a limited liability company under South Dakota law.  Under this type of organization, the Company is treated as a partnership for federal and state income tax purposes with earnings or losses passing through to the members and being taxed at the member level.  Accordingly, no income tax provision is reflected in the statements of operations.  The Company files income tax returns in the United States federal jurisdiction.  All years since inception remain open for examination by federal and state agencies.

NET INCOME (LOSS) PER MEMBER UNIT – Basic and diluted net income (loss) per member unit are computed using the weighted–average number of member units

7

outstanding during the period. For purposes of calculating diluted net income (loss) per member unit, 21,176,470 Class C units issuable under the purchase rights agreement related to convertible long–term debt but not issued were not included in the weighted average computation of outstanding member units for the three months ended March 31, 2007 and the period from inception (September 6, 2005) to March 31, 2007 because their effect would have been anti dilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS – In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax positions initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken.

The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings.  The Company implemented FIN 48 during the first quarter of 2007 and its adoption was not significant to the Company’s financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 requires that public companies utilize a “dual approach” to assessing the quantitative effects of financial misstatements.  This dual approach includes both an income statement focused assessment and a balance sheet focused assessment.  The Company adopted SAB 108 in quarter ended December 31, 2006 without any impact on the Company’s consolidated financial statements.

In September 2006 the FASB issued Statement No. 157, Fair Value Measurements.  FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  Specifically, it sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.  The provisions of FASB Statement No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, for which the provisions of FASB Statement No. 157 should be applied retrospectively.  The Company will adopt FASB Statement No. 157 in

8

the first quarter of 2008 and is evaluating the effect, if any; it may have on financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities– Including and amendment of FASB Statement No. 115, which provides all entities with an option to report selected financial assets and liabilities at fair value.  The Company will adopt FASB Statement No. 159 in the first quarter of 2008 and is evaluating the effect, if any it may have on financial position or results of operations.

NOTE B:  DEVELOPMENT STAGE ENTERPRISE (MEMBERS’ EQUITY)

The Company was formed on September 6, 2005 and has a perpetual life. The Company’s ownership may be divided into three or more classes, with the initial unit classes being Class A, B, and C. On matters submitted to the membership, a majority vote of Class A and C members, as a single class, and Class B members is required to approve the matter being considered. Members holding Class A, B, and C units have equal membership voting rights.  Class B members have rights to 5% of profits and losses.  Class A and C members have rights to 95% of profits and losses.  No Class C units have been issued as of March 31, 2007.

Class B members appoint one manager for each 500,000 Class B units held, Class A members appoint four managers, and the subordinated lender appoints one manager.  Class B units may not be transferred for 3 years after issuance, and after 3 years the Class B units may be converted by a Class B holder to Class A units. Each Class C unit may be converted by a class C holder to one Class A unit. Transfer of the units is restricted pursuant to the operating agreement and to the applicable tax and securities laws and requires approval of the board of managers.

The Company was initially capitalized by 7 members who contributed a total of $205,000 in exchange for 410,000 Class A capital units valued at $.50 per unit.  In addition, the Company issued 1,000,000 Class B capital units valued at $.50 per unit for a total of $500,000, to the management company (See Note C) in exchange for their efforts in the development of the company.

Under the Company’s operating agreement, the Board of Managers is authorized to issue additional member units without member approval.  The Company issued a private placement memorandum in 2005 to issue a maximum of 50,000,000 Class A capital units at an offering price of $1.00 per unit. The offering was closed on December 31, 2005.  As of March 31, 2007 and December 31, 2006, the Company had outstanding 40,250,000 Class A units and 1,000,000 Class B units, and has designated 21,176,470 Class C units for possible issuance (See Note D).

9

Under the Company’s operating agreement, the Class B unit holder is credited with 5% of the initial capital contributions.  Therefore, a revaluation adjustment to Class B equity account is reflected in the statements of members’ equity for the years ended December 31, 2006 and 2005.  As of March 31, 2007, the allocation of members’ equity is as follows:

Membership Class	# of units	Allocated Capital	Accumulated Deficit
Class A	40,250,000	$40,221,677	$(623,037)
Class B	1,000,000	2,116,930	(32,791)
Totals	41,250,000	42,338,607	$(655,828)

NOTE C:  RELATED PARTY TRANSACTIONS

Management agreement

In September 2005, the Company entered into a management agreement with its Class B member unit holder. Under this agreement, the Company pays a fee of $10,000 per month plus reimbursable out of pocket expense to the Class B member for providing construction consulting and management services. This fee began in September 2005 and is effective until closing of a construction loan, at which point the fee will increase to $35,000 per month plus reimbursable out of pocket expenses. The term of the management agreement extends to September 2012 and is automatically renewable for three year periods. The agreement may be terminated by either party upon 180–day written notice prior to the beginning of any such renewal period.

Prior to the end of the initial term, the agreement may be terminated for cause.  For the three month period ended March 31, 2007, the year ended December 31, 2006 and the period from inception to December 31, 2005, the Company recognized management fees under the agreement of $105,000, $270,000 and $40,000, respectively, of which $35,000, $35,000 and $40,000, respectively,  was included in accounts payable at March 31, 2007, December 31, 2006 and December 31, 2005.

Design Build Contract

In May 2006, the Company entered into a lump–sum design–build agreement with a general contractor to build a 100 million gallon ethanol plant for a fixed contract price of $105,997,000 which was reduced to $105,782,000 as of March 31, 2007 through signed change orders.  Monthly applications are submitted for work performed in the previous period.  The design–build agreement includes a provision whereby the general contractor receives an early completion bonus of $20,000 per day for each

10

day the construction is complete prior to February 20, 2008.  The contract may be terminated by the Company upon a ten day written notice subject to payment for work completed, termination fees, and any applicable costs and retainage.  As of March 31, 2007, December 31, 2006, and December 31, 2005, the Company had incurred construction costs under the contract of $30,293,482, $17,512,581, and $0, respectively, with $3,029,348 and $1,751,258 included in construction costs payable as of March 31, 2007 and December 31, 2006, respectively. In November 2006, the general contractor (Fagen, Inc.) became a Class A member of the Company.

The design–builder is also providing construction services that are not included in the construction contract.  As of March 31, 2007 and December 31, 2006, additional amounts incurred to Fagen, Inc. were $700,613, and $52,307, respectively, with $617,588, and $6,057, included in construction costs payable at March 31, 2007 and December 31, 2006, respectively.

NOTE D:  LONG TERM DEBT

Senior Debt Financing Agreement

On June 22, 2006 the Company entered into a construction/term loan agreement with Dougherty Funding LLC, Minneapolis, Minnesota which provides for a new construction term loan commitment of $90,000,000 to be used for the construction of the ethanol plant.  A portion of the construction loan commitment may be replaced by the proceeds of tax exempt bonds (see below) and, therefore, the maximum amount to be disbursed under the construction loan may be reduced to approximately $65,000,000.  The senior debt is secured by substantially all of the assets of the Company.  Under the terms of the agreement, distributions to members, including tax distributions, cannot exceed 75% of pre–tax net income.  In addition, distributions cannot be made if the Company’s debt service coverage ratio, as defined, is less than 1.25x.  The Company is also restricted from incurring additional debt, and is limited to capital leases of $250,000 and operating leases with annual rents of $100,000.  The term of the senior construction loan commitment allows advances to be made through May 31, 2008.  The senior loan agreement provides a variable interest rate at LIBOR plus 4%.  During the construction phase, interest is due monthly.  During the term phase, payments will be based on monthly amortized payments of principal and interest sufficient to amortize the remaining unpaid principal balance to a maturity date of March 31, 2013.

The senior loan agreement provides that the lender will hold back from disbursement from the senior loan a $4,200,000 construction contingency reserve and a $6,900,000 interest reserve until drawn on under the terms of the agreement, or if not drawn will be deposited into the debt service cash reserve account.  A debt

11

service cash reserve account will be set up based on 75% of Project Free Cash Flows as defined in the agreement up to an aggregate of $7,000,000 to be maintained with the lender.  Additionally, beginning the first month of the second year of the term phase of the loan, and monthly thereafter, the Company will be required to deposit $50,000 in and fund an interest–bearing account for capital expenditures for the replacement of machinery and equipment.

As of March 31, 2007, no amount had been advanced on the construction term loan, and the Company was in compliance with all terms, covenants and conditions of the senior loan agreement.  After all equity proceeds and subordinated debt and tax increment financing have been spent on Project costs, and other conditions precedent to the initial advance are satisfied, including for example that there be no event of default, then construction loan advances may be used to pay Project costs.

Tax Increment Financing (TIF)

In February 2007, the Company received a net grant of $1,939,063 from the proceeds of tax increment financing bonds issued by Turner County, South Dakota.  Under South Dakota law, proceeds from tax increment financing are not a liability of the Company but are an obligation of the taxing district issuing the bonds.  The grant was provided to fund improvements to the property owned by the Company and the bonds will be repaid by Turner County from the incremental increase in property taxes related to the improvement of the Company’s real property.  The proceeds of the financing have been recorded as deferred revenue and will be amortized into income based on the life of the related property and equipment.

Subordinated Convertible Note Payable

The subordinated convertible mezzanine loan (the “Mezzanine Loan”) was made to the Company by Farmers Energy Millennium, LLC (“Farmers Energy”), a wholly–owned–or–controlled subsidiary of Rex Radio and Television, Inc., an Ohio corporation that is traded on the NYSE under the symbol (“Rex Radio”).  The following are the terms of the Mezzanine Loan:

Loan Amount:	$14,000,000
Loan Term:	Seven (7) years
Interest Rate:	Fixed at 15.6% (1.3% monthly)
Repayment/Amortization:	Principal & Interest payable monthly over a 10 year amortization
Conversion Rights:	Farmers Energy will retain the right to purchase up to 20,000,000 Class C Units at $0.90 per unit (or 21,176,470

12

Class C Unites at $0.85 per unit if conversion is requested earlier by the Company) until the maturity date of the Mezzanine Loan. This constitutes all of the Class C Units. If Farmers Energy fully exercises its rights, the purchase price will be $18,000,000.

During the construction period, the interest on the Mezzanine Loan will accrue and be added to the principal balance.  Accrued interest is estimated to total approximately $2,650,000 during the construction period.  Therefore, when the amortization period begins at the commencement of ethanol production, the principal balance of the Mezzanine Loan will total approximately $16,650,000.  The Company has the right to prepay the Mezzanine Loan down to a balance of $11,000,000, with a prepayment fee equal to six months interest on the prepaid amount.

The Mezzanine Loan is secured by a third mortgage and security interest on the Company’s property and payment is fully subordinated to the construction term loan, the tax exempt bonds, the letter of credit facility and the line of credit facility.  Under the terms of the construction term loan agreement, the proceeds of the Mezzanine Loan are required to be expended on Project costs prior to any disbursement of the proceeds of the construction term loan or the proceeds of the tax exempt bonds.  Farmers Energy has funded the Mezzanine Loan.  As of December 31, 2006, the expected future maturities of this Mezzanine Loan were as follows:  2007 $0; 2008 $676,543; 2009 $856,371; 2010 $999,943; 2011 $1,167,585; and thereafter $10,378,425.

If Class C units are issued in connection with the conversion rights, each Class C unit is convertible into one Class A Unit.  The Class C units shall have the same voting and financial rights, including distribution rights and rights to the profits, losses and capital as Class A units and/or Class B units.  Upon execution of the agreement, Farmers Energy obtained the right to appoint one person to the Board of Managers of the Company.  Upon exercise of purchase rights, Farmers Energy will have the right to appoint persons to the Board of Managers in proportion to Farmers Energy’s overall ownership percentage of the Company.  Farmers Energy also has the right to participate in future equity offerings or projects of the Company up to an ownership percentage of approximately 33%.

The Company recognized $2,000,000 of the $14,000,000 received under the note payable as an increase to equity, based upon the intrinsic value of the beneficial conversion feature of the agreement.  This resulted in a $2,000,000 discount on the note payable, which was fully amortized in 2006 as an interest expense, which was capitalized as part of construction in progress.

13

Tax Exempt Bonds

The Company is contemplating replacing a portion of the construction term loan commitment with tax exempt bonds. If such a transaction was entered into, the current terms would include the following:

Turner County, South Dakota (the “Issuer”), would issue its Solid Waste Disposal Facility Revenue Bonds, Series 2007A (Millennium Ethanol, LLC Project) (the “Bonds”), in the anticipated original aggregate principal amount of $28,405,000.The proceeds derived from the sale of the Bonds would be loaned to the Company pursuant to Loan Agreement to be entered into by the Issuer and the Company, and would be applied by the Company to: (i) finance the acquisition and installation of that portion of the Project constituting qualifying solid waste disposal facilities, as defined in the Internal Revenue Code of 1986, as amended, and used to process the solid waste generated by the Project, (ii) fund a debt service reserve fund in an initial approximate amount equal to $2,840,500, (iii) pay interest during construction in an amount approximately equal to approximately eight (8) months of interest on the Bonds; and (iv) pay a portion of the costs of issuance of the Bonds.

The Bonds would be payable and secured on a parity basis with certain senior debt consisting of the $90,000,000 construction loan and the $7,000,000 revolving line of credit. The respective rights of the various lenders, including the trustee acting for the benefit of the holders of the Bonds, would be governed by an Intercreditor Agreement.  There can be no assurance that such Bond financing will take place.

Line of Credit

On June 29, 2006, the Company entered into a revolving credit and security agreement with Dougherty Funding, LLC which provides for a revolving line of credit up to $7,000,000 to provide for the operation of the Project.  The revolving credit facility was subsequently assigned and transferred by the original lender on January 15, 2007 to First Bank & Trust a South Dakota state bank.  The revolving credit facility is secured by the Company’s inventory and accounts and expires May 28, 2009.  The revolving loan agreement provides a variable interest rate at LIBOR plus 4%.  There is a commitment fee of $140,000 and an unused line fee on the daily portion of the commitment at a rate of ¼ of 1 percent per quarter payable on the last day of each quarter.  As of March 31, 2007, no amount had been advanced on the revolving loan.  The Company does not anticipate using the line of credit until close to completion of the construction phase.

14

NOTE E:  COMMITMENTS, CONTINGENCIES AND CREDIT RISK

Consulting Contract

In October 2006, the Company entered into an agreement with an unrelated party for financial and strategic advisory services.  The fee for this service is $8,500 per month plus taxes and out–of–pocket expenses and .75% of any debt (or debt–like financing) secured and closed on by the Company, .75% of any merger, acquisition or sale total asset value if sourced by the advisor, and .25% of any merger, acquisition or sale total asset value if not sourced by the advisor.  The agreement expires on September 30, 2007.  The Company incurred consulting expense of $16,528 and deferred financing costs of $858,594 under this contract as of December 31, 2006.

In December 2006, the Company entered into an agreement with an unrelated party for consulting on commodities.  The agreement was for a report regarding the market viability of various grain–based by–products that are ancillary to the production of ethanol.  As of December 31, 2006, the Company had incurred fees $10,000 with an additional $20,000 due upon completion of the final report, which occurred during the three month period ended March 31, 2007.

Corn Procurement Agreement

In June 2006, the Company entered into an agreement with a party related through common ownership (FREMAR, LLC) to purchase and receive corn for the production of ethanol.  The initial term of the agreement is 5 years commencing on the date the plant begins producing ethanol.  The agreement will automatically renew for 1 year terms unless either party gives written notice to the other party not to renew, prior to six months before the expiration of the agreement.  The corn procurement fee shall be equal to the Delivered Plant Price plus 4 cents per bushel as defined in the agreement.

Marketing Agreements

In May 2006, the Company entered into a marketing agreement with an unrelated party for the purpose of marketing, sales, storage, and transportation of the company’s fuel–grade ethanol.  The Company agrees to pay a fixed percentage fee for marketing and distribution.  The initial term of the agreement is 3 years commencing when the production of ethanol begins.  The agreement will automatically renew for successive one year terms unless terminated by either party.

In June 2006, the Company entered into a marketing agreement with the same unrelated party as above for the sales of its distillers dried grain (DDGS), a byproduct

15

of the ethanol production process.  The price to be paid for DDGS is equal to the Best Market Bid as defined in the contract.  The initial term of the agreement is 3 years commencing when the production of ethanol begins.  The agreement will automatically renew for successive one year terms unless terminated by either party.

Water Treatment Plant Financing Agreement

In June 2006, the Company entered into an agreement with a rural water user district to assist in the funding of construction of a water treatment facility.  In July 2006, the company deposited $2,928,000 into an interest bearing account that was drawn by the rural water district to pay for a portion of the construction cost of the project.  The Company is entitled to the interest on any unspent funds.  As of March 31, 2007, all funds have been drawn by the rural water district.

Trading Service Agreement

In November 2006, the Company entered into an agreement with an unrelated party to provide member–unit trading services.  The service will assist members and non members to buy or sell Class A units of Millennium Ethanol, LLC.  The agreement requires a subscriber fee of $5 per member.  The agreement expires on December 31, 2007.

Natural Gas Distribution Delivery Agreement

In May 2006, the Company entered into an agreement with an unrelated party for the distribution of natural gas and the construction of pipeline facilities between the unrelated party and the Company.  The Company agrees to transport a minimum of 39,000,000 MMBTU of natural gas over a 15 year period under this agreement.  An irrevocable standby letter of credit assurance bond or credit insurance policy will be required by the Company to cover the initial construction estimated to be $5,500,000 and reducing in amount over a ten–year period.

Natural Gas Throughput Service Agreement

In June 2006, the Company entered into an agreement with an unrelated party for a supply of natural gas.  The agreement begins November 2006 and is for a term of ten years.  The volume of supply is 12,000 MMBTU per day.  The rates shall be the supplier’s maximum rates and charges plus all applicable surcharges in effect from time to time under the applicable rate schedule on file with the commission unless otherwise agreed to by the parties in writing.

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Energy Management Agreement

In October 2006, the Company entered into an agreement with an unrelated party for consulting and energy management services.  This agreement will provide consulting and energy management services for supplies of natural gas and electricity for the plant.  This agreement continues until 36 months after the plant’s completion date.  The fee for this service shall be a signing retainer of $9,000 and then $3,000 per month or $.065 per MMBTU whichever is greater.  The fee will increase 4% per year.

Electric Service Agreement

In July 2006, the Company entered into an agreement with an unrelated party for the supply of electric power required by the ethanol plant. The agreement requires monthly facility charges of $47,150 per month plus demand and energy charges as per the applicable rate tariff. The agreement begins upon startup of the facility but not later than February 2008. To secure the payment of the charges, the Company is required to pay a deposit of $200,000 to the unrelated party prior to the startup of the ethanol plant to be held for a period of up to three years. If the agreement is terminated less than 10 years after start up, the Company is obligated to pay the equivalent of 10 years of facility charges that the Company would have paid if the agreement remained in effect for 10 years, less the facility charge payments made by the Company prior to termination.

Auger Cast Piling Construction

In November 2006, the Company entered into a lump–sum agreement with an unrelated party for design engineering and construction of auger cast piling required for support of grain storage slip from silos for a fixed contract price of $838,250 with options costing $92,500. As of March 31, 2007 and December 31, 2006, the Company has incurred cumulative construction costs of $488,644 and $0, respectively, with $48,864 and $ 0, respectively, related to this agreement.

Truck Scale Construction

In November 2006, the Company entered into a lump–sum agreement with an unrelated party for construction of a truck scale for the ethanol plant for a fixed contract price of $259,168. As of March 31, 2007 and December 31, 2006, the Company has incurred cumulative construction costs of $90,709 and $0, respectively, related to this agreement.

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Railroad Track Construction

In July 2006, the Company entered into a lump–sum agreement with an unrelated party for construction of a railroad track for the ethanol plant for a fixed contract price of $3,034,171, which was subsequently increased by signed change orders to $3,966,751. As of March 31, 2007 and December 31, 2006, the Company had incurred cumulative construction costs of $1,985,413 and $1,042,238, respectively, related to this agreement.

Letters of credit agreement

On December 18, 2006, the Company entered into a Letter of Credit Application, Reimbursement and Security Agreement (“LC Agreement”) with First Bank & Trust, a South Dakota state bank.  The LC Agreement provides for letters of credit up to $7,300,000 to be issued on behalf of the Company to satisfy the requirements of certain utility service providers to secure the Company’s contractual obligations to them under certain agreements with said utility providers.  The LC agreement: (i) expires in May 2009; (ii) requires an annual letter of credit fee of 1.25% of the outstanding letters of credit; (iii) is secured by a subordinate lien in substantially all of the Company’s assets; (iv) provides for interest accrual on any outstanding drawings under the letters of credit at LIBOR plus 4%; (v) requires that any drawings under the letters of credit be repaid within ten days to the extent such repayment does not cause an event of default under the Company’s construction term loan or its revolving credit facility; and (vi) contains certain restrictive covenants including the requirement to maintain a debt service coverage ratio, as defined, of not less than 1.2x.  In January and April 2007, irrevocable stand by letters of credit were issued pursuant to the LC Agreement on behalf of the Company for $230,338 and $284,258, respectively, in connection with the Company’s natural gas throughput services agreement.  These letters of credit expire in January 2008 but are automatically extended for one year unless the issuer provides notice not less than 90 days before the expiration date that it will not be extended.  As of March 31, 2007, no amounts had been advanced on the letters of credit, and the Company was in compliance with the terms, covenants and conditions of the LC Agreement.

Water Pipeline Construction Agreement

In January 2007, the Company entered into an agreement with a rural water user district in conjunction with a water supply contract to pay for pipeline construction costs of approximately $2,400,000. The rural water user district will own the pipeline.  The Company will capitalize the costs and amortize them over the useful life of the pipeline as it relates to the ethanol plant. As of March 31, 2007, the Company has incurred $100,189 under the agreement.

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Road and Parking Lot Paving Construction

In March 2007, the Company entered into a lump–sum agreement with an unrelated party for asphalt road and parking lot paving for a fixed contract price of $949,808. As of March 31, 2007, the Company has not incurred any construction costs related to this agreement.

Credit Risk

Cash is held by one financial institution, which exceeds federally insured limits.

NOTE F:  SUBSEQUENT EVENT (UNAUDITED)

On May 31, 2007, The Company entered into a merger agreement (the “Merger Agreement”) with US BioEnergy Corporation, a South Dakota corporation (“US BioEnergy”) pursuant to which US BioEnergy would acquire the Company (the “Acquisition”) in a transaction valued at approximately $225 million to $230 million. In the transaction, US BioEnergy would pay approximately $135 million to the Company’s members in US BioEnergy common stock, cash, or any combination thereof at US BioEnergy’s election. US BioEnergy would also assume the Company’s debt incurred for plant construction. The consummation of the Acquisition is subject to a number of conditions, including the approval of the Acquisition by the Company’s members, the effectiveness of a Form S–4 registration statement to be filed by US BioEnergy in connection with the Acquisition and receipt of third party and regulatory approvals.  In the event that (1) US BioEnergy terminates the agreement because the Company’s Board of Managers withdraws its recommendation for the approval of the agreement, or (2) the Company’s members do not approve the agreement and the Company enters into another agreement to be acquired within six months thereafter, the Company may be required to pay US BioEnergy up to $6.0 million.

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